08049401

iStar Financial Annual Report > 2007

Having completed over $28 billion of commercial real estate investments over the past 15 years, iStar is now one of the most experienced companies in the U.S. commercial real estate finance markets. Our focus has always been long-term, building our business based on a forward-looking strategy that has made us a leader in the industry.

Today, iStar is a true "one-stop" private banker to high-end commercial real estate owners in the U.S. and internationally. We are primarily an on-balance-sheet lender with a full product range of capital solutions, from senior and mezzanine real estate debt to senior and mezzanine corporate capital, to corporate net lease financing and equity.

Our prudent approach to investing and operating our business has produced measurable results: a strong balance sheet; stable earnings and dividends; investment-grade ratings; a well-diversified portfolio; a low-leverage capital structure; deep in-house capabilities; a broad knowledge base; and a highly disciplined investment process.

iStar is also known for a strength that does not appear on the balance sheet: our continual drive at every level of the business to be a leader in our field and to build on our long-standing reputation for integrity, fairness and commitment to our customers and shareholders. These core strengths form our unique DNA, and serve as the foundation upon which we continue to build our business.

Year in Review In 2007, iStar successfully completed the third year of a five-year strategy to position us as a recognized leader in the commercial real estate finance sector.

Despite the difficult market for all lenders, iStar experienced another year of growth in 2007. We generated a record $1.4 billion of revenue or 49% more than in 2006. At year-end, our total assets were $15.8 billion, a 43% increase over last year. Since we became a public company in 1999, we have raised our annual dividend every year and have paid over $2.5 billion in common share dividends or $25.42 per common share. Most recently we increased the dividend to $3.48 per share for 2008. In addition, we paid a special dividend of $0.25 per share in 2007.

While no firm was immune to last year's many challenges, iStar's core business performed steadily, as did our newer initiatives, AutoStar, TimberStar, iStar Europe, and Oak Hill Advisors. During the summer, we acquired Fremont Investment & Loan's commercial real estate lending business, increasing our asset base, obtaining hundreds of new customers, gaining a deeper regional presence throughout the U.S., and creating one of the strongest construction and direct origination platforms in the country.

While some of our investments experienced stress due to market conditions last year, our balance sheet remains strong. Our portfolio is highly diversified by product type, geographic area, loan structure and origination vintage. The portfolio is largely unencumbered, contains many significant unrecognized gains, and contains no sub-prime investments, no residential mortgage backed securities and no commercial mortgage backed securities. In addition, as markets began rapidly changing late last year, we began taking steps to increase our liquidity position, improve our financial flexibility and position ourselves to take advantage of new opportunities in this dislocated market.

In 2008, iStar will focus strategically on several fronts, positioning the Company to not only navigate prudently through the current market, but to take advantage of a market environment that should play to our core strengths.

Our Strategy **1 Execute** on ideas that remain true to our strengths and help us accomplish the goal of providing superior risk-adjusted returns **2 Deliver** the most comprehensive custom-tailored financing in the market from the most experienced team in the industry **3 Build** strategic relationships that extend our reach **4 Expand** our core strengths **5 Create** value for the company, our customers and our shareholders by remaining true to our culture of unwavering commitment to fairness, integrity and high performance **6 Continuously evolve** to adjust to market dynamics and better serve our high-end commercial real estate customers

letter from the chairman

2007 represented both a challenging and humbling year for our company. For several years, we have warned that markets appeared far too optimistic and willing to extend credit on easy terms. We continually discussed the need to remain disciplined, to stay lower leveraged than others and to position ourselves to take advantage of the correction when it inevitably came. We pursued an investment strategy that focused on either liquid investments or short-term investments, and on less competitive sectors. Our hard work in becoming one of the few investment grade finance companies with almost no secured or mark-to-market debt should have positioned us very well when the markets turned.

Midway through last year, our strategy led to the acquisition at a discount of the commercial mortgage platform of Fremont Investment & Loan. With an average maturity of less than two years, we believed the majority of the Fremont portfolio would pay off just as markets began turning, and would give us plenty of investable capital just when opportunities became increasingly attractive. Unfortunately, a delay in the execution of our expected financing and the rapid and severe market correction took away some of the expected benefits from that transaction. However, we continue to work diligently to make good on the original thesis for the acquisition and hope to show good progress by the end of the year in recycling capital from loan repayments into new, higher yielding opportunities.

commitment to better-than-market returns

It is worth mentioning again the simple premise underlying the iStar franchise: we seek to invest our shareholders' capital at better-than-market returns with less-than-market risk. That doesn't mean we don't take risks, it just means that we expect to be paid better-than-market for taking risks. Throughout our 15-year history, we have been able to deliver 15 to 20 percent returns on equity fairly consistently, and we continue to believe we have one of the strongest, broadest and most experienced investment platforms in our sector.

With much of senior management's net worth invested in the Company's shares, we have felt along with our shareholders the sharp sting of the significant drop in our share price. On the bright side, we continued to pay out a strong dividend stream that last year included a special dividend and totaled $3.60 per share. We expect to pay equally strong dividends to shareholders again this year.

The market in 2008 appears to be the culmination of great excess in the last three years and will likely present one of the most challenging financial environments we have ever witnessed. High leverage levels, low pricing and very poor structural protections were something we spoke about as dangerous and unsustainable as far back as 2005. In the real estate markets, a growing inconsistency between the leverage levels embedded in the investment grade *unsecured* real estate finance world, and the suddenly two to three times higher leverage levels available on similar assets in the investment grade *secured* real estate finance world, made us openly question these new highly leveraged structures. These structures were not only materially more leveraged, but also had a fraction of iStar's portfolio diversity and less than five percent of the $3 billion in

emerge firs
and strong-
est from
this period

equity that supports our balance sheet and our investment grade ratings. It is now clear that these new, untested and dramatically higher leverage levels were also at play in many other parts of the capital markets, with the all too familiar outcome being a sharp and painful correction.

2008 will be full of challenges. We will continue to push hard to make sure iStar is one of the first and strongest companies to emerge from this period. There is no secret formula — we must work diligently, know our assets and borrowers inside out, be disciplined and thoughtful about how we access and invest capital, and find ways to deliver the solid returns our investors expect from us. We are a strong organization with a unique DNA. I certainly believe we are up to the challenge and I thank you for your continued support and commitment.

Jay Sugarman
Chairman and Chief Executive Officer


one vision
Deliver superior risk-adjusted returns.


execution


Focus our core strengths on multiple parts of the investment spectrum




Identify investment themes that repeat themselves in many markets


communication



Draw from the collective knowledge of the entire firm to identify the best opportunities and instill in each and every employee the responsibility to make the Company stronger and a leader in its markets.





Base investment decisions on our unmatched informational resources and proprietary underwriting process, our $28 billion of investment experience in the last 15 years, and our significant network of customers, investors and specialists in real estate, construction and finance.

experience



Rely on extensive in-house capabilities including experts in credit and underwriting, asset management and leasing, construction, loan servicing, finance and capital markets




multiple dimensions of our
market cycles,
ideas

highlights

strong dividend
dollars per common share


2008
$3.48 (1)
2007
$3.35 (2)
2006
$3.08
2005
$2.93
2004
$2.79
2003
$2.65

five-year total cumulative shareholder returns
including dividends


2007
37.2%
2006
127.8%
2005
57.7%
2004
85.8%
2003
49.1%

total assets
dollars in millions


2007
$15,848
2006
$11,060
2005
$8,532
2004
$7,220
2003
$6,661

(1) First quarter 2008 dividend of $0.87 annualized

(2) Excludes additional $0.25 special dividend per share

adjusted return on average common equity [1]



2007
19.6% [2]
2006
20.4%
2005
19.6%
2004
20.1% [3]
2003
19.1%

return on average common equity



2007
8.1%
2006
15.0%
2005
12.6%
2004
10.7%
2003
14.2%

revenues

dollars in millions



2007
$1,426
2006
$960
2005
$782
2004
$673
2003
$551

(1) *Calculated as adjusted basic earnings allocable to common shareholders and HPU holders divided by average common book equity. Adjusted earnings represents net income allocable to common shareholders and HPU holders computed in accordance with GAAP, before depreciation, depletion, amortization, hedge ineffectiveness, gain from discontinued operations, extraordinary items and cumulative effect of change in accounting principle*

(2) *Excludes the effect of $134.9 million of non-cash mark-to-market impairment charges recorded in the fourth quarter of 2007. Including these charges, adjusted return on average common equity for 2007 was 14.6%*

(3) *Excludes $125.6 million of first quarter 2004 CEO, CFO and ACRE compensation charges and senior notes and preferred stock redemption charges. Including these charges, adjusted return on average common equity for 2004 was 13.7%*

enterprise value
dollars in millions



2007
$16,409
2006
$14,455
2005
$10,440
2004
$10,214
2003
$8,743

portfolio security type [1]
as of December 31, 2007



62.3% first mortgages/senior loans
24.7% corporate tenant leases
8.5% mezzanine/subordinated debt
4.5% all other investments

portfolio collateral type [1]
as of December 31, 2007



21.4% apartment/residential
14.1% land
11.2% office (CTL)
10.1% retail
9.4% industrial/R&D
8.8% corporate—real estate
6.0% entertainment/leisure
5.1% hotel
5.1% other
4.4% mixed use/mixed collateral
2.5% corporate—non-real estate
1.9% office (lending)

(1) Prior to loan loss reserves, accumulated depreciation and impact of SFAS No. 141

results

SELECTED FINANCIAL DATA

The following table sets forth selected financial data on a consolidated historical basis for the Company. This information should be rea in conjunction with the discussions set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certai prior year amounts have been reclassified to conform to the 2007 presentation.

For the Years Ended December 31,		2007	2006	2005	2004	2003
(In thousands, except per share data and ratios)						
Operating Data:						
Interest income		$ 998,008	$ 575,598	$ 406,668	$ 351,972	$ 302,915
Operating lease income		324,210	305,583	293,821	265,132	210,267
Other income		103,360	78,709	81,440	56,063	38,153
Total revenue		1,425,578	959,890	781,929	673,167	551,335
Interest expense		627,720	429,613	312,806	232,460	194,373
Operating costs - corporate tenant lease assets		29,727	28,848	21,032	20,836	10,278
Depreciation and amortization		93,944	76,226	69,986	61,345	47,597
General and administrative		165,176	96,432	63,987	157,588	41,786
Provision for loan losses		185,000	14,000	2,250	9,000	7,500
Loss on early extinguishment of debt		-	-	46,004	13,091	-
Other expense[1]		144,166	-	-	-	-
Total costs and expenses		1,245,733	645,119	516,065	494,320	301,534
Income before earnings (loss) from equity method investments, minority interest and other items		179,845	314,771	265,864	178,847	249,801
Earnings (loss) from equity method investments		29,626	12,391	3,016	2,909	(4,284)
Minority interest in consolidated entities		816	(1,207)	(980)	(716)	(249)
Income from continuing operations		210,287	325,955	267,900	181,040	245,268
Income from discontinued operations		20,839	24,645	13,659	36,032	41,722
Gain from discontinued operations, net		7,832	24,227	6,354	43,375	5,167
Net income		$ 238,958	$ 374,827	$ 287,913	$ 260,447	$ 292,157
Preferred dividend requirements		(42,320)	(42,320)	(42,320)	(51,340)	(36,908)
Net income allocable to common shareholders and HPU holders[2]		$ 196,638	$ 332,507	$ 245,593	$ 209,107	$ 255,249
Per common share data:[3]						
Income from continuing operations per common share:	Basic	$ 1.30	$ 2.40	$ 1.95	$ 1.16	$ 2.06
	Diluted[4]	$ 1.29	$ 2.38	$ 1.94	$ 1.13	$ 1.98
Net income per common share:	Basic	$ 1.52	$ 2.82	$ 2.13	$ 1.87	$ 2.52
	Diluted[4]	$ 1.51	$ 2.79	$ 2.11	$ 1.83	$ 2.43
Per HPU share data:[3]						
Income from continuing operations per HPU share:	Basic	$ 246.13	$ 455.40	$ 370.07	$ 209.20	$ 337.20
	Diluted[4]	$ 243.47	$ 450.94	$ 366.34	$ 205.00	$ 325.80
Net income per HPU share:	Basic	$ 287.93	$ 533.80	$ 402.87	$ 337.30	$ 413.20
	Diluted[4]	$ 285.00	$ 528.67	$ 398.87	$ 330.60	$ 399.00
Dividends declared per common share[4]		$ 3.60	$ 3.08	$ 2.93	$ 2.79	$ 2.65
Supplemental Data:						
Adjusted diluted earnings allocable to common shareholders and HPU holders[1][6][8]		$ 355,707	$ 429,922	$ 391,884	$ 270,946	$ 341,177
EBITDA[1][7][8]		$ 1,006,496	$ 899,646	$ 681,246	$ 556,708	$ 540,744
Ratio of EBITDA to interest expense[1]		1.6x	2.1x	2.2x	2.4x	2.8x
Ratio of EBITDA to combined fixed charges[1][9]		1.5x	1.9x	1.9x	2.0x	2.4x
Ratio of earnings to fixed charges[1][10]		1.4x	1.7x	1.9x	1.8x	2.3x
Ratio of earnings to fixed charges and preferred stock dividends[1][10]		1.3x	1.6x	1.6x	1.5x	1.9x
Weighted average common shares outstanding - basic		126,801	115,023	112,513	110,205	100,314
Weighted average common shares outstanding - diluted		127,792	116,219	113,703	112,464	104,101
Weighted average HPU shares outstanding - basic		15	15	15	10	5
Weighted average HPU shares outstanding - diluted		15	15	15	10	5
Cash flows from:						
Operating activities		$ 561,337	$ 431,224	$ 515,919	$ 353,566	$ 334,673
Investing activities		(4,745,080)	(2,529,260)	(1,406,121)	(465,636)	(970,765)
Financing activities		4,182,299	2,088,617	917,150	120,402	700,248

For the Years Ended December 31,	2007	2006	2005	2004	2003
(In thousands, except per share data and ratios)					
Balance Sheet Data:					
Loans and other lending investments, net	$10,949,354	$ 6,799,850	$4,661,915	$3,938,427	$3,694,709
Corporate tenant lease assets, net	3,309,866	3,084,794	3,115,361	2,877,042	2,535,885
Total assets	15,848,298	11,059,995	8,532,296	7,220,237	6,660,590
Debt obligations	12,399,558	7,833,437	5,859,592	4,605,674	4,113,732
Minority interest in consolidated entities	53,948	38,738	33,511	19,246	5,106
Total shareholders' equity	2,899,481	2,986,863	2,446,671	2,455,242	2,415,228
Supplemental Data:					
Total debt to shareholders' equity	4.3x	2.6x	2.4x	1.9x	1.7x

Explanatory Notes:

(1) Included in other expense, adjusted diluted earnings and EBITDA for the year ended December 31, 2007 is a $134.9 million non-cash charge associated with the impairment of two credits accounted for as held-to-maturity securities (see Note 5 to the Consolidated Financial Statements for further detail).

(2) HPU holders are Company employees who purchased high performance common stock units under the Company's High Performance Unit Program.

(3) See Note 13 – Earnings Per Share on the Company's Consolidated Financial Statements.

(4) For the years ended December 31, 2007, 2006, 2005, 2004 and 2003 net income used to calculate earnings per diluted common share includes joint venture income of $85, $115, $28, $3 and $167, respectively.

(5) The Company generally declares common and preferred dividends in the month subsequent to the end of the quarter. In December of 2007, the Company declared a special $0.25 dividend due to higher taxable income generated as a result of the Company's acquisition of Fremont CRE.

(6) Adjusted earnings represents net income allocable to common shareholders and HPU holders computed in accordance with GAAP, before depreciation, depletion, amortization, hedge ineffectiveness, gain from discontinued operations, extraordinary items and cumulative effect of change in accounting principle. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of adjusted earnings to net income).

(7) EBITDA is calculated as net income plus the sum of interest expense, depreciation, depletion and amortization (which includes the interest expense, depreciation, depletion and amortization reclassified to income from discontinued operations).

For the Years Ended December 31,	2007	2006	2005	2004	2003
(In thousands)					
Net income	$ 238,958	$374,827	$287,913	$260,447	$292,157
Add: Interest expense[1]	627,732	429,807	313,053	232,918	194,999
Add: Depreciation, depletion and amortization[2]	99,427	83,058	75,574	67,853	55,905
Add: Joint venture depreciation, depletion and amortization	40,826	14,941	8,284	3,544	7,417
EBITDA	$1,006,943	$902,633	$684,824	$564,762	$550,478

Explanatory Notes:

(1) For the years ended December 31, 2007, 2006, 2005, 2004 and 2003, interest expense includes $12, $194, $247, $458 and $626, respectively, of interest expense reclassified to discontinued operations.

(2) For the years ended December 31, 2007, 2006, 2005, 2004 and 2003, depreciation, depletion and amortization includes $423, $2,599, $3,084, $7,138 and $8,482, respectively, of depreciation and amortization reclassified to discontinued operations.

(8) Both adjusted earnings and EBITDA should be examined in conjunction with net income as shown in the Company's Consolidated Statements of Operations. Neither adjusted earnings nor EBITDA should be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is either measure indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, adjusted earnings and EBITDA are additional measures the Company uses to analyze how its business is performing. As a commercial finance company that focuses on real estate and corporate lending and corporate tenant leasing, the Company records significant depreciation on its real estate assets and amortization of deferred financing costs associated with its borrowings. The Company also records depletion on its timber assets, although depletion amounts are currently not material. It should be noted that the Company's manner of calculating adjusted earnings and EBITDA may differ from the calculations of similarly-titled measures by other companies.

(9) Combined fixed charges are comprised of interest expense from both continuing and discontinued operations and preferred stock dividend requirements.

(10) For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before adjustment for minority interest in consolidated subsidiaries, or income or loss from equity investees, and cumulative effect of change in accounting principle plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing and discontinued operations (including amortization of original issue discount) and the implied interest component of the Company's rent obligations in the years presented.

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity during the three-year period ended December 31, 2007. This discussion should be read in conjunction with our consolidated financial statements and related notes for the three-year period ended December 31, 2007 included elsewhere in this annual report. These historical financial statements may not be indicative of our future performance. We reclassified certain items in our consolidated financial statements of prior years to conform to our current year's presentation. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks described throughout this filing particularly in *Item 1a. "Risk Factors."*

Introduction

iStar Financial Inc. is a leading publicly traded finance company focused on the commercial real estate industry. We primarily provide custom tailored financing to high-end private and corporate owners of real estate, including senior and mezzanine real estate debt, senior and mezzanine corporate capital, corporate net lease financing and equity. Our company, which is taxed as a real estate investment trust ("REIT"), seeks to deliver strong dividends and superior risk-adjusted returns on equity to shareholders by providing innovative and value-added financing solutions to our customers. Our two primary lines of business are lending and corporate tenant leasing.

The lending business is primarily comprised of senior and mezzanine real estate loans that typically range in size from $20 million to $150 million and have maturities generally ranging from three to ten years. These loans may be either fixed rate (based on the U.S. Treasury rate plus a spread) or variable rate (based on LIBOR plus a spread) and are structured to meet the specific financing needs of the borrowers. We also provide senior and subordinated capital to corporations, particularly those engaged in real estate or real estate related businesses. These financings may be either secured or unsecured, typically range in size from $20 million to $150 million and have maturities generally ranging from three to ten years. As part of the lending business, we also acquire whole loans and loan participations which present attractive risk-reward opportunities.

Our corporate tenant leasing business provides capital to corporations and other owners who control facilities leased to single creditworthy customers. Our net leased assets are generally mission critical headquarters or distribution facilities that are subject to long-term leases with public companies, many of which are rated corporate credits, and many of which provide for most expenses at the facility to be paid by the corporate customer on a triple net lease basis. Corporate tenant lease, or CTL, transactions have initial terms generally ranging from 15 to 20 years and typically range in size from $20 million to $150 million.

Our primary sources of revenues are interest income, whicl is the interest that our borrowers pay on our loans, and operatin lease income, which is the rent that our corporate customers pay u to lease our CTL properties. A smaller and more variable source of rev enue is other income, which consists primarily of prepayment penal ties and realized gains that occur when our borrowers repay thei loans before the maturity date. We primarily generate income througl the "spread" or "margin," which is the difference between the revenue generated from our loans and leases and our interest expense and th cost of our CTL operations. We generally seek to match-fund our rev enue generating assets with either fixed or floating rate debt of a simi lar maturity so that changes in interest rates or the shape of the yiel curve will have a minimal impact on our earnings.

We began our business in 1993 through private investmen funds. In 1998, we converted our organizational form to a Maryland cor poration and replaced our former dual class common share structur with a single class of common stock. Our common stock ("Commo Stock") began trading on the New York Stock Exchange on November 4 1999. Prior to this date, our Common Stock was traded on th American Stock Exchange. Since that time, we have grown througl the origination of new lending and leasing transactions, as well a through corporate acquisitions, including the acquisition of TriNe Corporate Realty Trust, Inc. in 1999, the acquisition of Falcon Financia Investment Trust, the acquisition of a significant noncontrolling interes in Oak Hill Advisors, L.P. and affiliates in 2005 and the acquisition of th commercial real estate lending business of Fremont Investment an Loan, a division of Fremont General Corporation, in 2007.

Economic Trends

Over the past several years, the commercial real estat industry has experienced increasing property-level operating return During this period, the industry attracted large amounts of investmen capital which led to increased property valuations across most sec tors. Investors such as pension funds and foreign buyers increase their allocations to real estate and private real estate funds and indivic ual investors raised record amounts of capital to invest in the sector. A the same time, interest rates remained at historically low levels and th yield curve, or the difference between short-term and long-term inter est rates, flattened or inverted. Lower interest rates enabled man property owners to finance their assets at attractive rates and pro ceeds levels. Default rates on commercial mortgages steadily decline over the past ten years. As a result, many banks and insurance compa nies increased their real estate lending activities. The securitizatio markets for commercial real estate, including both the Commercia Mortgage-Backed Securities (CMBS) and the Collateralized Deb Obligation (CDO) markets, experienced record issuance volumes an liquidity. Investors in this arena were willing to buy increasingly com plex and aggressively underwritten transactions and commercial re estate valuations increased at a faster pace than underlying cash flow due to the large supply of investor capital.

During the second half of 2007, the global economy wa impacted by the deterioration of the U.S. subprime residential mor gage market and the weakening of the U.S housing markets, both c which have become worse than many economists had predicted. The decline in home sales that began in 2006 continued into 2007 and represented the first year-over-year decline in nationwide house prices since 1991. The subprime mortgage industry began to collapse in early 2007, as borrowers became unable or unwilling to make payments. The significant increase in foreclosure activity and rising interest rates in mid-2007 depressed housing prices further as problems in the subprime markets spread to the near-prime and prime mortgage markets.

The well-publicized problems in the residential markets spread to other financial markets, causing corporate credit spreads (or cost of funds) to widen dramatically. Banks and other lending institutions started to tighten lending standards and restrict credit. The structured credit markets, including the CMBS and CDO markets, have seized up as investors have shunned the asset class owing to subprime and transparency worries. In particular, the short-term, three- to five-year floating rate debt market has effectively shut down and as the turmoil continues to spread, almost all fixed income capital markets have been negatively impacted and liquidity in these markets remains severely limited. While delinquencies in the commercial real estate markets remain quite low, the lack of liquidity in the CMBS and other commercial mortgage markets is negatively impacting sales and financing activity. It is widely believed that if the credit crisis continues for several more quarters, commercial real estate values will be negatively impacted, as the higher cost or lack of availability of debt financing become a reality for real estate owners.

Looking forward, the current high levels of U.S. home inventories suggest that new construction activity will continue to decline. Lower housing prices combined with tighter credit conditions and increasing oil prices may slow consumer spending. We believe these conditions will continue to strain the global capital markets, and will ultimately stress other components of the capital markets, such as commercial real estate. In addition, the continuation of these conditions will most likely decrease the U.S. growth rate in 2008.

Executive Overview

iStar Financial experienced significant growth in 2007, primarily as a result of the discounted acquisition of the Fremont Commercial Real Estate portfolio, which we completed in early July. At the end of 2007, our total assets were $15.8 billion, a 43% increase over last year; we generated more than $1.4 billion of revenue this year or 49% more than in 2006; and we now have over 300 employees in 12 offices throughout the country and a subsidiary in Europe. At the close of the year, we had substantially completed the integration of the Fremont Commercial Real Estate business. In addition to the Fremont acquisition, we closed 137 separate financing commitments and funded $4.95 billion on new and previously committed transactions. Including amounts on acquired Fremont loans, repayments and prepayments for the year totaled $2.61 billion.

The credit crisis, which began in earnest in mid-2007, has significantly impacted corporate credit spreads, increasing our cost of funds and limiting our access to the unsecured debt markets – our primary source of debt financing. The current financial turmoil has also started to impact our borrowers' ability to service their debt and refinance their loans as they mature. In addition, a large percentage of the Fremont portfolio is residential condominium construction loans. Some of these borrowers are experiencing a slowdown in residential sales due to falling home prices and reduced availability in the single-family mortgage market. The proceeds from residential condominium sales are generally used to repay principal on our loans.

Our results of operations for 2007 were impacted by the credit crisis, with net income allocable to common shareholders of $192.3 million and diluted earnings per common share of $1.51 – both lower than we anticipated. It has also had a negative impact on the value of several of our investments. During the fourth quarter, we took a $134.9 million non-cash impairment charge on two of our credits accounted for as held-to-maturity debt securities that have traded well below our carrying value. In addition, based on increased risks in our loan portfolio including those associated with the Fremont acquired loans, as well as the deterioration in economic and financial conditions, we had provisions for loan losses of $185.0 million during the year, versus $14.0 million in 2006 and $2.3 million in 2005. With the addition of the Fremont portfolio, we had material increases in our watch list and nonperforming loans. Our total loss coverage, defined as the combination of loan loss reserves and the remaining purchase discount on the acquisition, was $384.8 million or 3.6% of total loans, at the end of the year. The impairments and additional loan loss reserves negatively impacted our return on common book equity and our adjusted return on common book equity this year.

Key Performance Measures

We use the following metrics to measure our profitability:

– Adjusted Diluted EPS, calculated as adjusted diluted earnings allocable to common shareholders divided by diluted weighted average common shares outstanding. (See section captioned "Adjusted Earnings" for more information on this metric.)

– Net Finance Margin, calculated as the rate of return on assets less the cost of debt. The rate of return on assets is the sum of interest income and operating lease income, divided by the sum of the average book value of gross corporate tenant lease assets, loans and other lending investments, purchased intangibles and assets held for sale over the period. The cost of debt is the sum of interest expense and operating costs for corporate tenant lease assets, divided by the average book value of gross debt obligations during the period.

– Return on Average Common Book Equity, calculated as net income allocable to common shareholders and HPU holders divided by average common book equity.

– Adjusted Return on Average Common Book Equity, calculated as adjusted basic earnings allocable to common shareholders and HPU holders divided by average common book equity.

The following table summarizes these key metrics:

For the Years Ended December 31,	2007	2006	2005
Adjusted Diluted EPS(1)	$2.72	$3.61	$3.36
Net Finance Margin(2)(3)(4)	4.2%	3.2%	3.2%
Return on Average Common Book Equity(1)	8.1%	15.0%	12.6%
Adjusted Return on Average Common Book Equity(1)	14.6%	20.4%	19.6%

Explanatory Note:

(1) Included in adjusted diluted EPS and return and adjusted return on average common book equity for the year ended December 31, 2007 is a $134.9 million non-cash charge associated with the impairment of two held-to-maturity investment securities (see Note 5 to the Consolidated Financial Statements for further detail).

(2) For the years ended December 31, 2007, 2006 and 2005, operating lease income used to calculate the net finance margin includes amounts from discontinued operations of $22,423, $30,678 and $19,054. For the years ended December 31, 2007, 2006 and 2005, interest expense used to calculate the net finance margin includes amounts from discontinued operations of $12, $194 and $247. For the years ended December 31, 2007, 2006 and 2005, operating costs - corporate tenant lease assets used to calculate the net finance margin includes amounts from discontinued operations of $1,108, $6,500 and $2,215.

(3) Net finance margin for 2006 includes non-cash CTL impairment charges of $9.0 million. Excluding these charges, the net finance margin would have been 3.4%.

(4) Net finance margin for 2007 includes the amortization of the Fremont loan purchase discount of $106.4 million. Excluding these charges, the net finance margin would have been 3.3% for the year ended December 31, 2007.

The following is an overview of the significant factors that impacted our key performance measures and profitability as well as how those items were affected by key trends.

Asset Growth – Reflects our ability to originate new loans and leases and grow our asset base in a prudent manner.

During the year ended December 31, 2007, we generated $4.95 billion of transaction volume representing 137 financing commitments (not including the Fremont acquisition). The majority of this transaction volume occurred in the first half of the year, prior to the advent of the credit crisis. Transaction volume for the years ended December 31, 2006 and 2005 were $6.08 billion and $4.91 billion, respectively. We completed 121 and 95 financing commitments in 2006 and 2005, respectively. Based upon feedback from our customers, we believe that greater name recognition, our reputation for completing highly structured transactions in an efficient manner and the service level we provide to our customers have contributed to increases in transaction volume. We have also experienced significant growth during the last several years through a number of strategic acquisitions which complemented our organic growth and extended our business franchise. In mid-2007, we acquired the commercial real estate lending business of Fremont General (see more detailed description of the transaction below). The Fremont acquisition was a major component of our growth in 2007, in terms of both additional loan assets and new employees and offices.

The benefits of higher investment volumes have been mitigated to an extent by the low interest rate environment that has persisted in recent years. Low interest rates benefit us in that our borrowing costs decrease, but similarly, earnings on our variable-rate lending investments also decrease. The increased investment and lending activity in both the public and private commercial real estate markets, as described under "Economic Trends," has resulted in a highly competitive real estate financing environment with reduced returns on assets.

During the later part of 2007, as the credit crisis took hold the real estate financing markets came to a standstill, with little or no transaction volume. Most banks and other commercial real estate lenders had significant inventories of loans on their balance sheets that could not be sold or securitized, as mark-to-market values were difficult to obtain. While base interest rates remain very low, the margin or spread on new debt transactions has widened dramatically, however there is still very little new transaction volume.

Over the past several years, while property-level fundamentals have been stable or improving, investment activity in direct real estate ownership has increased dramatically. In many cases, this has caused property valuations to increase disproportionately to any corresponding increase in fundamentals. Corporate tenant leases, or net leased properties, are one of the most stable real estate asset classes and have garnered significant interest from both institutional and retail investors who seek long-term, stable income streams. In many cases, we believe that CTL transactions in today's market do not represent compelling risk-adjusted returns. As a result, we have not invested as heavily in this asset class, acquiring only $314.9 million in 2007, $62.2 million in 2006 and $282.4 million in 2005. While we continue to monitor the CTL market and review certain transactions, we have shifted most of our origination resources to our lending business until we see compelling opportunities for CTL acquisitions in the market again.

Risk Management – Reflects our ability to underwrite and manage our loans and leases to balance income production potential with the potential for credit losses.

As an on-balance sheet lender, we endeavor to manage our business to ensure that the overall credit quality of the portfolio remains strong. This year some of our businesses were negatively impacted by the credit crisis, including our loan and securities portfolio. In addition, as part of the discounted acquisition of the Fremont portfolio, we acquired a pool of loan assets that had a higher probability of default and loss. As a result of these factors, the credit statistics in our loan and securities portfolio have declined in 2007. At December 31, 2007 our nonperforming loan assets represented 7.5% of total assets versus 0.6% in 2006. We charged-off $19.3 million against the reserve for loan losses in 2007 and provisioned $185.0 million of additional reserves of which $91.6 million was identified as asset-specific. At December 31, 2007 our total loss coverage, defined as the combination of total loan loss reserves and the remaining purchase discount associated with the Fremont acquisition, was $384.8 million, or 3.6% of total loans. We believe that we have established adequate loan loss reserves. In addition, we took a $134.9 million non-cash impairment on two credits accounted for as held-to-maturity debt securities in our loan and securities portfolio that were trading well below our carrying value. The weighted average duration of the loan portfolio is 3.0 years.

At December 31, 2007 the weighted-average risk rating on the CTL portfolio was down slightly from year-end 2006. We continue to focus on re-leasing space at our CTL facilities under longer-term leases in an effort to reduce the impact of lease expirations on our earnings. As of December 31, 2007, the weighted average lease term on our CTL portfolio was 11.2 years and the portfolio was 95.3% leased. We expect the average lease term of our portfolio to decline somewhat until such time that we begin to find new acquisition opportunities that meet our investment criteria.

Cost and Availability of Funds – Reflects our ability to access funding sources at competitive rates and terms and insulate our margin from changes in interest rates.

In 2003, we began migrating our debt obligations from secured debt to unsecured debt. We believed that funding ourselves on an unsecured basis would enable us to better serve our customers, more effectively match-fund our assets and provide us with a competitive advantage in the marketplace.

In October of 2004, in part as a result of our shift to unsecured debt, our senior unsecured debt ratings were upgraded to investment grade (BBB-/Baa3) by S&P and Moody's. This resulted in a broader market for our bonds and a lower cost of debt.

In 2005, we continued to broaden our sources of capital, particularly in the unsecured bank and bond markets. We completed $2.08 billion in bond offerings, upsized our unsecured credit facility to $1.50 billion and eliminated three secured lines of credit. We also repaid our $620.7 million of STARs asset-backed notes, which resulted in the recognition of a $44.3 million early extinguishment charge. We lowered our percentage of secured debt to total debt to 7% at the end of 2005 from 82% at the end of 2002.

In 2006, as a result of our continued strong operating performance and our low levels of secured debt, S&P, Moody's and Fitch upgraded our senior unsecured debt rating to BBB, Baa2 and BBB from BBB-, Baa3 and BBB-, respectively. During 2006, we completed $2.20 billion of bond offerings and completed an exchange offer on our highest rate corporate bonds. In addition, we upsized our unsecured credit facility to $2.20 billion and amended the facility to allow us to borrow British pounds, euros and Canadian dollars to better enable us to invest outside the United States. This capability enabled us to more effectively match-fund our foreign investments.

Prior to the onset of the credit crisis in mid-2007, we continued to access the unsecured debt markets, raising $1.05 billion in new bond transactions. We also increased our unsecured revolving credit capacity through the addition of a new five-year facility with a maximum capacity of $1.20 billion, bringing our total unsecured revolving credit capacity to $3.42 billion as of December 31, 2007. Also on June 26, 2007, we closed on a $2.0 billion short-term interim financing facility in order to fund the Fremont acquisition. In the later half of the year, as the credit crisis took hold and became increasingly pervasive, our corporate spreads, or our cost of unsecured debt capital, increased dramatically and our access to the unsecured debt markets was limited. In October 2007, we successfully accessed the convertible bond market with a $800 million offering of notes priced with a coupon of LIBOR + 50 basis points and a conversion premium of 30% to our then current stock price. In December, we issued 8.0 million shares of common stock for approximately $217.9 million of net proceeds.

In addition, as the short-term, three- to five-year floating rate markets remain virtually closed, we are less able to match-fund our assets and liabilities from both a maturity and fixed/floating rate perspective. We expect our increased cost of funds to impact our returns in 2008. During the last quarter of the year, we began to put several secured financing initiatives in place to tap our largely unencumbered asset base. We expect the rates that we will achieve on these secured financings will be substantially more attractive than our unsecured financing alternatives for the foreseeable future. We expect these secured financings to be completed in the second quarter of 2008.

We seek to match-fund our assets with either fixed or floating rate debt of a similar maturity so that rising interest rates or changes in the shape of the yield curve will have a minimal impact on our earnings. Our policy requires that we manage our fixed/floating rate exposure such that a 100 basis point increase in short-term interest rates would have no more than a 2.5% impact on our quarterly adjusted earnings. At December 31, 2007, a 100 basis point increase in LIBOR would result in a 0.52% increase in our fourth quarter 2007 adjusted earnings. We have used fixed rate or floating rate hedges to manage our fixed and floating rate exposure.

We also seek to match-fund our foreign denominated assets with foreign denominated debt so that changes in foreign exchange rates or forward curves will have a minimal impact on earnings. Foreign denominated assets and liabilities are presented in our financial statements in US dollars at current exchange rates each reporting period with changes flowing through earnings. Matched assets and liabilities in the same currency are a natural hedge against currency fluctuations. For investments denominated in currencies other than British pounds, Canadian dollars and euros, we primarily use forward contracts to hedge our exposure to foreign exchange risk.

In addition, funds are available from repayments and prepayments on existing loans and sales of select assets.

Expense Management – Reflects our ability to maintain a customer-oriented and cost-effective operation.

We measure the efficiency of our operations by tracking our expense ratio, which is the ratio of general and administrative expenses to total revenue. Our expense ratio was 11.6% and 9.8% for 2007 and 2006, respectively. The increase in 2007 reflects increases in payroll costs, expenses associated with employee growth including additional office space costs, expenses associated with the Fremont acquisition and ramp-up of one of our European ventures. Management talent is one of our most significant assets and our payroll costs are correspondingly our largest non-interest cash expense. We expect to monitor the size and depth of our employee base and make adjustments based upon market conditions and opportunities. We believe that our expense ratio remains low by industry standards.

Capital Management – Reflects our ability to maintain a strong capital base through the use of prudent financial leverage.

We use an asset-based capital allocation model to derive our maximum targeted corporate leverage. We calculate our leverage as the ratio of book debt to the sum of book equity, accumulated depreciation, accumulated depletion and loan loss reserves. Our leverage was 3.4x, 2.3x and 2.1x in 2007, 2006 and 2005, respectively. In 1998, when we went public, our leverage levels were very low, around 1.1x. Since that time we have been slowly increasing our leverage to our targeted levels. We evaluate our capital model target leverage levels based upon leverage levels achieved for similar assets in other markets, market liquidity levels for underlying assets and default and severity experience.

We measure our capital management by the strength of our tangible capital base and the ratio of our tangible book equity to total book assets. Our tangible book equity was $2.86 billion, $2.97 billion and $2.44 billion as of December 31, 2007, 2006 and 2005, respectively. Our ratio of tangible book equity to total book assets was 18.0%, 26.8% and 28.6% as of December 31, 2007, 2006 and 2005, respectively. The decline in this ratio is attributable to a modest increase in financial leverage as we have moved towards our target capital level. We believe that relative to other finance companies, we are well capitalized for a company of our size and asset base.

Fremont Acquisition

On July 2, 2007, we acquired the commercial real estate lending business and $6.27 billion commercial real estate loan portfolio, which we refer to as Fremont CRE, from Fremont Investment & Loan, or Fremont, a subsidiary of Fremont General Corporation, pursuant to a definitive purchase agreement dated May 21, 2007. Concurrently, we completed the sale of a $4.20 billion participation interest in the same loan portfolio to Fremont, pursuant to a definitive loan participation agreement dated July 2, 2007. The net cash purchase price of $1.89 billion was funded with proceeds from borrowings under an interim financing facility obtained by us, which bears interest at LIBOR + 0.5%.

Fremont's commercial real estate business, which was one of its two primary reportable segments, originated commercial first mortgage loans, which are principally bridge and construction loan facilities, out of nine field offices.

Under the terms of the loan participation agreement, as of the date of acquisition, we were responsible for funding approximately $3.72 billion of existing unfunded loan commitments associated with the portfolio over the next several years. The balance of unfunded commitments required to be funded was $2.54 billion as of December 31, 2007. Fremont will receive 70% of all principal collected from the purchased loan portfolio, including the portions of loans funded solely by iStar until the $4.20 billion principal amount of Fremont's loan participation interest is repaid. The participation interest pays floating interest at LIBOR + 1.50% and we accounted for the issuance of the participation as a sale.

We accounted for the business combination under the purchase method. Under the purchase method, the assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The following table shows the fair values, as of the date of the acquisition, of the assets purchased, liabilities assumed and participation interest sold in the transaction with Fremont (in thousands):

Loan principal	$ 6,270,667
Loan discount, net	(265,830)
Loan participation interest sold	(4,201,208)
Accrued interest	43,218
Other assets	1,589
Intangible assets	22,500
Goodwill	25,154
Other liabilities	(2,389)
Net assets acquired	$ 1,893,701

Subsequent Events

On February 19, 2008, we announced that one of our timber investments, TimberStar Southwest, has entered into an agreement to sell approximately 900,000 acres of timberland for approximately $1.7 billion. TimberStar Southwest is a joint venture between our subsidiary TimberStar and equity investors MSD Capital, York Capital Management and Perry Capital. TimberStar Southwest purchased the properties from International Paper for approximately $1.2 billion in October 2006. Once completed, we expect to receive approximately $400 million of net proceeds from the sale.

Results of Operations

Revenue

For the Years Ended December 31,	2007	2006	2005	2007 v. 2006 % Change	2006 v. 2005 % Change
Interest income	$ 998,008	$575,598	$406,668	73%	42%
Operating lease income	324,210	305,583	293,821	6%	4%
Other income	103,360	78,709	81,440	31%	(3)%
Total Revenue	$1,425,578	$959,890	$781,929	49%	23%

The increase in total revenue during 2007 was primarily due to increased interest income. Interest income from the acquired Fremont portfolio contributed $206.1 million to the increase in 2007. This amount included $102.8 million from the amortization of purchase discount on the acquired loans. The remainder of the increase was primarily attributable to a $2.33 billion increase in the average outstanding balance of loans and other lending investments during 2007 (excluding the acquired loan portfolio). The average rate of return on our loan and lending investments increased to 10.8% in 2007 from 10.2% in 2006. This increase was primarily attributable to higher average yields on the acquired Fremont loans that resulted from purchasing the loans at a discount.

During 2007, our operating lease income grew by $22.0 million which was attributable to new CTL investments, offset by $3.4 million of lower operating lease income due to terminated leases, vacancies and lower rental rates on certain CTL assets.

Other income was $24.8 million higher in 2007 than in 2006, primarily resulting from an increase in prepayment penalties, partially offset by decreases in income from timber operations and income from other investments.

The increase in revenue from 2005 to 2006 was primarily due to increased interest income. Higher interest income during 2006 resulted primarily from a $1.26 billion increase in the average outstanding balance of loans and other lending investments. Interest income was also higher due to a higher average rate of return on our loans and lending investments, which increased to 10.2% in 2006, from 9.3% in 2005. The increased rate of return was primarily attributable to our variable-rate lending investments which reset at higher rates during 2006 when the average one-month LIBOR rate was 5.09% compared to 3.39% in 2005.

During 2006, our operating lease income grew by $15.3 million which was attributable to new CTL investments, offset by $3.5 million of lower operating lease income due to vacancies and lower rental rates on certain CTL assets.

Other income was $2.7 million lower in 2006 than in 2005. This decline resulted from a decrease in prepayment penalties and gains on marketable securities, partially offset by increases in lease termination fees, income from timber operations, and income from other investments.

Interest Expense

For the Years Ended December 31,	2007	2006	2005	2007 v. 2006 % Change	2006 v. 2005 % Change
Interest expense	$627,720	$429,613	$312,806	46%	37%

Interest expense increased 46% from 2006 to 2007 primarily due to higher average outstanding borrowings during 2007, partially offset by decreased interest rates on our borrowings. Our average outstanding debt balance increased to $10.0 billion in 2007 from $6.72 billion in 2006 through new bond issuances early in 2007, as well as through increased borrowings on both our existing and our new unsecured revolving credit facilities. In addition, we financed the Fremont acquisition with proceeds from an interim financing facility and then subsequently repaid a portion of that balance with proceeds from a convertible bond issuance and equity issuance in the fourth quarter of 2007. Weighted average interest rates on our outstanding debt decreased to 5.85% in 2007 as compared to 5.90% in 2006. This decrease is attributable to increased borrowings on our unsecured revolving credit facilities and our interim financing facility in 2007 which bear interest at LIBOR + 0.525% and LIBOR + 0.50%, respectively.

Interest expense increased 37% from 2006 to 2005 due mostly to an increase in average outstanding borrowings during 2006 and an increase in our weighted average interest rates. Our average outstanding debt balance grew to $6.72 billion in 2006 as compared to $4.71 billion in 2005 mostly through $1.70 billion of new bond issuances and $201.8 million increased borrowings on our unsecured revolving credit facilities, specifically borrowings in foreign currencies. Weighted average interest rates increased to 5.90% in 2006 from 5.55% in 2005 primarily due to higher one-month LIBOR rates on our borrowings under the unsecured revolving credit facilities.

Other Costs and Expenses

For the Years Ended December 31,	2007	2006	2005	2007 v. 2006 % Change	2006 v. 2005 % Change
Operating costs – corporate tenant lease assets	$ 29,727	$ 28,848	$ 21,032	3%	37%
Depreciation and amortization	93,944	76,226	69,986	23%	9%
General and administrative	165,176	96,432	63,987	71%	51%
Provision for loan losses	185,000	14,000	2,250	>100%	>100%
Loss on early extinguishment of debt	–	–	46,004	0%	(100)%
Other expense	144,166	–	–	100%	0%
Total other costs and expenses	$618,013	$215,506	$203,259	>100%	6%

Total other costs and expenses increased by approximately $402.5 million from 2006 to 2007 due to significant increases in various line items including provision for loan losses, other expense, for which there were no comparable amounts in 2006, and general and administrative costs.

The $171.0 million increase in our provision for loan losses was attributed both to the addition of asset-specific reserves as well as negative trends in the overall economy, growth in our historical portfolio and our newly acquired loan portfolio, as further described in the "Risk Management" section.

Other expense includes a $134.9 million impairment recorded on two credits that are accounted for as held-to-maturity securities as determined based on our assessment that the decline in value for these securities was other than temporary, as further described in Note 5 to our Consolidated Financial Statements. Also included in other expense is a $9.3 million impairment recorded on a strategic equity investment and the net ineffectiveness of our interest rate swaps, as further described in the "Hedging" section.

General and administrative expenses increased by approximately $68.7 million from 2006 to 2007 due to a number of contributing factors. Our payroll and payroll-related costs increased by approximately $28.3 million resulting from the overall headcount growth, including $18.6 million of payroll and payroll-related costs attributed to the employees hired as part of the Fremont acquisition. Excluding payroll related costs, the Fremont acquisition added another $11.0 million to our general and administrative expense, of which $3.4 million represented one-time costs and integration expenses. Stock-based compensation also increased by approximately $6.2 million in 2007 as compared to 2006, primarily related to new restricted stock units granted in 2007, partially offset by the one-time HPU compensation charge taken in 2006 (see below for further details). Additionally, included in 2007 is $7.4 million of management and start-up fees associated with the ramp-up of one of our European ventures in 2007. Other factors contributing to the remaining increase in general and administrative costs include higher tax expense for TRS entities, primarily related to our Oak Hill joint venture income, abandoned pursuit costs and legal fees.

Depreciation and amortization increased by $17.7 million from 2006 to 2007, marginally contributing to the overall increase in total costs and expenses. This increase relates primarily to the acquisitions and improvements of CTL assets in 2007.

Total other costs and expenses increased by approximately $12.2 million, or 6%, from 2005 to 2006 due to various offsetting factors. Increases in general and administrative costs, provision for loan losses and operating costs – corporate tenant lease assets, were significantly offset by a loss on early extinguishment of debt recorded in 2005.

During 2006, general and administrative expenses increased by $32.4 million, primarily due to an increase in employee growth and ramp-up of new business initiatives. Also in 2006, we recorded a non-cash charge of approximately $4.5 million in connection with our High Performance Unit equity compensation program for senior management. The non-cash compensation charge was the result of a correction due to a change in assumptions for the liquidity, non-voting and forfeiture discounts used in valuing the HPU securities issued in the seven plans offered since the commencement of the program in 2002 (see Note 12 – Stock-Based Compensation Plans and Employee Benefits on our Consolidated Financial Statements for further discussion). The cumulative charge was recorded during 2006, rather than restating prior periods, because we concluded that the expense was not material to any of our previously issued financial statements for any period.

We increased our provision for loan losses to $14.0 million in 2006 from $2.3 million in 2005 primarily due to our risk rating process and the increase in the size of our loan portfolio.

Operating costs for corporate tenant lease assets increased by $7.8 million from 2005 to 2006 primarily related to new CTL investments and higher unrecoverable operating costs due to vacancies.

During 2005, we incurred losses on early extinguishment of debt related to the early repayment of our STARs, Series 2002-1 Notes and Series 2003-1 Notes and a $135.0 million term loan. There were no such losses in 2006.

Other Components of Net Income

Earnings from Equity Method Investments – Earnings from equity method investments increased to $29.6 million in 2007 from $12.4 million in 2006 primarily due to an increase of $8.2 million in income from our Oak Hill investments and an increase of $6.5 from our CTC investment. CTC sold its remaining investment property to a third-party investor resulting in a net gain, of which our share was $1.5 million. We also realized a $4.5 million deferred gain that was carried as a basis difference in our investment in CTC which was the result of the capitalized interest from previous construction financing to the venture. Increases in income from other strategic investments totaling $12.2 million were mostly offset by $9.7 million of increased losses from TimberStar Southwest. Our $14.5 million share of losses from TimberStar Southwest in 2007 included our $33.8 million share of depreciation, depletion and amortization from the venture.

Earnings from equity method investments increased to $12.4 million in 2006 from $3.0 million in 2005 mostly due to an increase in income from our investments in Oak Hill.

Discontinued Operations – We sold eight, ten and five CTL assets and realized gains of approximately $7.8 million, $24.2 million and $6.4 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Adjusted Earnings

We measure our performance using adjusted earnings in addition to net income. Adjusted earnings represent net income allocable to common shareholders and HPU holders computed in accordance with GAAP, before depreciation, depletion, amortization, gain from discontinued operations, ineffectiveness on interest rate hedges, extraordinary items and cumulative effect of change in accounting principle. Adjustments for joint ventures reflect our share of adjusted earnings calculated on the same basis.

We believe that adjusted earnings is a helpful measure to consider, in addition to net income, because this measure helps us to evaluate how our commercial real estate finance business is performing compared to other commercial finance companies, without the effects of certain GAAP adjustments that are not necessarily indicative of current operating performance. The most significant GAAP adjustments that we exclude in determining adjusted earnings are depreciation, depletion and amortization, which are typically non-cash charges. As a commercial finance company that focuses on real estate and corporate lending and corporate tenant leasing, we record significant depreciation on our real estate assets and amortization of deferred financing costs associated with our borrowings. We also record depletion on our timber assets. Depreciation, depletion and amortization do not affect our daily operations, but they do impact financial results under GAAP. By measuring our performance using adjusted earnings and net income, we are able to evaluate how our business is performing both before and after giving effect to recurring GAAP adjustments such as depreciation, depletion and amortization (including earnings from joint venture interests on the same basis) and excluding gains or losses from the sale of assets that will no longer be part of continuing operations.

Adjusted earnings is not an alternative or substitute for net income in accordance with GAAP as a measure of our performance. Rather, we believe that adjusted earnings is an additional measure that helps us analyze how our business is performing. This measure is also used to track compliance with covenants in certain of our material borrowing arrangements that have covenants based upon this measure. Adjusted earnings should not be viewed as an alternative measure of either our operating liquidity or funds available for our cash needs or for distribution to our shareholders. In addition, we may not calculate adjusted earnings in the same manner as other companies that use a similarly titled measure.

For the Years Ended December 31,	2007	2006	2005	2004	2003
(In thousands) (Unaudited)					
Adjusted earnings:					
Net income allocable to common shareholders and HPU holders	$196,638	$332,507	$245,593	$209,107	$255,249
Add: Joint venture income	92	123	136	166	593
Add: Depreciation, depletion and amortization	99,427	83,058	75,574	67,853	55,905
Add: Joint venture depreciation, depletion and amortization	40,826	14,941	8,284	3,544	7,417
Add: Amortization of deferred financing costs	28,367	23,520	68,651	33,651	27,180
Less: Hedge ineffectiveness, net	(239)	–	–	–	–
Less: Joint venture gain from discontinued operations	(1,572)	–	–	–	–
Less: Gain from discontinued operations	(7,832)	(24,227)	(6,354)	(43,375)	(5,167)
Adjusted diluted earnings allocable to common shareholders and HPU holders(1)(2)(3)(4)	$355,707	$429,922	$391,884	$270,946	$341,177
Weighted average diluted common shares outstanding(5)	127,792	116,219	113,747	112,537	104,248

Explanatory Notes:

(1) HPU holders are Company employees who purchased high performance common stock units under the Company's High Performance Unit Program. For the years ended December 31, 2007, 2006, 2005, 2004 and 2003 adjusted diluted earnings allocable to common shareholders and HPU holders includes $7,730, $10,250, $9,538, $4,261 and $2,659 of adjusted earnings allocable to HPU holders, respectively.

(2) For the years ended December 31, 2007, 2006, 2005, 2004 and 2003, adjusted diluted earnings allocable to common shareholders and HPU holders includes approximately $0, $0, $7.5 million, $9.8 million and $0, respectively, of cash paid for prepayment penalties associated with early extinguishment of debt.

(3) For the year ended December 31, 2004, adjusted diluted earnings allocable to common shareholders and HPU holders includes a $106.9 million charge related to performance-based vesting of 100,000 restricted shares granted under the Company's long-term incentive plan to the Chief Financial Officer, the vesting of 2.0 million phantom shares on March 30, 2004 granted to the Chief Executive Officer, the one-time award of Common Stock with a value of $10.0 million to the Chief Executive Officer, the vesting of 155,000 restricted shares granted to several employees and the Company's share of taxes associated with all transactions.

(4) Included in adjusted diluted earnings allocable to common shareholders and HPU holders for the year ended December 31, 2007 is a $134.9 million non-cash charge associated with the impairment of two held-to-maturity securities (see Note 5 to the Consolidated Financial Statements for further detail).

(5) In addition to the GAAP defined weighted average diluted shares outstanding these balances include an additional 44,000 shares, 73,000 shares and 147,000 shares for the years ended December 31, 2005, 2004 and 2003, respectively, relating to the additional dilution of joint venture shares. There were no additional shares included for the years ended December 31, 2007 and 2006, relating to the dilution of joint venture shares.

The decrease in adjusted earnings from 2006 to 2007 is driven primarily by the decrease in our net income as explained in the Results of Operations section. Offsetting that decrease are increases in certain non-cash charges that are added back to net income to arrive at adjusted earnings. Specifically, depreciation, depletion and amortization increased $16.4 million from 2006 to 2007 as described in Results of Operations. Additionally, joint venture depreciation, depletion and amortization increased by $25.9 million primarily due to our share of depletion recorded by the Timberstar Southwest venture which was formed in the fourth quarter of 2006.

Risk Management

Loan Credit Statistics – The table below summarizes our nonperforming loans and details the reserve for loan losses associated with our loans (in thousands):

As of December 31,	2007	2006
Nonperforming loans		
Carrying value	$ 719,366	$ 61,480
Participated portion	474,303	–
Gross Loan Value	$1,193,669	$ 61,480
As a percentage of total assets	7.5%	0.6%
As a percentage of total loans	11.1%	1.0%
Watch list loans		
Carrying value	$1,240,228	$147,800
Participated portion	375,179	–
Gross Loan Value	$1,615,407	$147,800
Reserve for loan losses	$ 217,910	$ 52,201
As a percentage of total loans	2.0%	0.9%
Other real estate owned		
Carrying value	$ 128,558	$ –

Nonperforming Loans – All nonperforming loans are placed on non-accrual status and income is recognized only upon actual cash receipt. We designate loans as nonperforming at such time as: (1) management determines the borrower is incapable of, or has ceased efforts towards, curing the cause of an impairment; (2) the loan becomes 90 days delinquent; (3) the loan has a maturity default; or (4) the net realizable value of the loan's underlying collateral approximates our carrying value of such loan. As of December 31, 2007, we had 31 nonperforming loans with an aggregate carrying value of $719.4 million and an aggregate gross loan value of $1.19 billion, or 7.5% of total assets. Management believes there is adequate collateral and reserves to support the book values of the loans.

Included in nonperforming loans are 13 acquired loans that were deemed to be impaired on the date of acquisition and recorded at fair value in accordance with SOP 03-3. These SOP 03-3 loans have a current book value $37.2 million below our share of unpaid principal. In addition, there are 10 other acquired loans included in nonperforming loans that have a total of $19.4 million of unamortized purchase discount. Amortization of purchased discount is suspended when loans are placed on non-accrual status.

Watch List Assets – We conduct a quarterly comprehensive credit review, resulting in an individual risk rating being assigned to each asset. This review is designed to enable management to evaluate and proactively manage asset-specific credit issues and identify credit trends on a portfolio-wide basis as an "early warning system." As of December 31, 2007, we had 40 assets on the credit watch list, excluding those assets included in nonperforming loans above, with an aggregate carrying value of $1.24 billion and an aggregate gross loan value of $1.62 billion, or 10.2% of total assets.

Reserve For Loan Losses – During the year ended December 31, 2007, we added $165.7 million to the reserve for loan losses, which was the result of $185.0 million of provisioning for loan losses reduced by $19.3 million of charge-offs. The reserve is generally increased through the provision for loan losses, which reduces income in the period recorded and reduced through actual charge-offs.

The reserve for loan losses includes an asset-specific component and a formula-based component. At the end of 2007, we had $91.6 million of asset-specific reserves related to 12 nonperforming loans. A reserve is established for a nonperforming loan when the estimated fair value of the loan is lower than the carrying value of the loan. All of our nonperforming loans were tested for impairment as of December 31, 2007.

The formula-based general reserve was $126.3 million on December 31, 2007. During the year we have increased reserves on our historical portfolio to reflect the continued deterioration in the overall credit markets and its impact on our portfolio. Reserves have also been provisioned for growth in the portfolio and for newly funded commitments in the recently acquired loan portfolio. Adjustments to this reserve are based on management's evaluation of general market conditions, our internal risk management policies and credit risk ratings system, industry loss experience, the likelihood of delinquencies or defaults, the credit quality of the underlying collateral and changes in the size of the loan portfolio.

Other Real Estate Owned (OREO) – During the year ended December 31, 2007, we acquired by foreclosure, or by deed in lieu of foreclosure, four properties valued at $128.6 million. The carrying value of the loans that these properties collateralized prior to our taking title was $147.9 million. The transfer of these assets from loans to OREO resulted in $19.3 million in charge-offs against the reserve for loan losses.

Gross Loan Value – ("Gross Loan Value") is computed by adding iStar's carrying value of the loan and the portion of the loan that is owned by Fremont through the loan participation agreement. It represents what the carrying value of the loan would have been if the loan participation had not occurred. Under the terms of the participation Fremont will receive 70% of all loan principal payments, including principal that iStar has funded. Therefore, iStar is in the first loss position. As such, management believes that presentation of the Gross Loan Value is more relevant than a presentation of iStar's carrying value when assuming iStar's risk of loss on the loans in the Fremont CRE Portfolio.

Liquidity and Capital Resources

We require significant capital to fund our investment activities and operating expenses. While the distribution requirements under the REIT provisions of the Code limit our ability to retain earnings and thereby replenish or increase capital committed to our operations, we believe we have sufficient access to capital resources to fund our existing business plan, which includes our real estate and corporate lending and corporate tenant leasing businesses. Our capital sources include cash flow from operations, borrowings under lines of credit, additional term borrowings, unsecured corporate debt financing, financings secured by our assets, trust preferred debt, and the issuance of common, convertible and/or preferred equity securities. Further, we may acquire other businesses or assets using our capital stock, cash or a combination thereof.

Over the next several years, we have unfunded commitments related to our loans totaling $5.97 billion. We expect to fund approximately $3 billion of this amount in 2008. In addition, we have debt maturities of $2.00 billion in 2008, including $1.29 billion outstanding on an interim facility which matures on June 30, 2008. Recently, liquidity in the capital markets has been constrained, increasing our cost of funds and limiting our access to the unsecured debt markets – our primary source of debt financing. As a result, during the last quarter of the year, we began to put several secured financing initiatives in place to tap our largely unencumbered asset base. We expect the rates that we will achieve on these secured financings will be substantially more attractive than our unsecured financing alternatives for the foreseeable future. The Company expects to complete these secured financings in the second quarter of 2008. We expect these proceeds, as well as amounts available under our unsecured and secured credit facilities, amounts we receive from repayments of our existing loan assets and proceeds we receive from certain asset sales, including the sale of our TimberStar SouthWest venture, will be sufficient to meet our near-term liquidity needs. However, we will continue to assess the market and consider raising additional liquidity through the issuance of unsecured debt or equity, at a higher cost of funds than our secured financing alternatives, if necessary.

Our ability to meet our short- and long-term (i.e., beyond one year) liquidity requirements is subject to obtaining additional debt and equity financing. Any decision by our lenders and investors to provide us with financing will depend upon a number of factors, such as our compliance with the terms of existing credit arrangements, our financial performance, our credit rating, industry or market trends, the general availability of and rates applicable to financing transactions, such lenders' and investors' resources and policies concerning the terms under which they make capital commitments and the relative attractiveness of alternative investment or lending opportunities.

During the last quarter of the year, we began to put several secured financing initiatives in place to tap our largely unencumbered asset base. We expect these secured financings to be completed in 2008.

The following table outlines the contractual obligations related to our long-term debt agreements and operating lease obligations as of December 31, 2007. We have no other long-term liabilities that would constitute a contractual obligation.

Principal And Interest Payments Due By Period	Total	Less Than 1 Year	2–3 Years	4–5 Years	6–10 Years	After 10 Years
(In thousands)						
Long-Term Debt Obligations:						
Unsecured notes	$ 7,202,022	$ 620,331	$2,175,000	$2,000,000	$2,406,691	$ –
Convertible notes	800,000	–	–	800,000	–	–
Unsecured revolving credit facilities	2,681,174	–	–	2,681,174	–	–
Secured term loans	408,139	91,388	144,698	30,870	57,787	83,396
Trust preferred	100,000	–	–	–	–	100,000
Total	11,191,335	711,719	2,319,698	5,512,044	2,464,478	183,396
Interest Payable[1]	2,768,016	598,048	1,038,956	644,950	354,536	131,526
Operating Lease Obligations[2]	274,422	5,773	39,198	37,761	88,917	102,773
Total[3]	$14,233,773	$1,315,540	$3,397,852	$6,194,755	$2,907,931	$417,695

Explanatory Notes:

(1) All variable rate debt assumes a 30-day LIBOR rate of 4.60% (the 30-day LIBOR rate at December 31, 2007). 3

(2) We also have a $1.0 million letter of credit outstanding as security for our primary corporate office lease.

(3) We also have letters of credit outstanding totaling $39.3 million as additional collateral for three of our investments. See "Off-Balance Sheet Transactions" below, for a discussion of certain unfunded commitments related to our lending and CTL business.

Unsecured/Secured Credit Facilities – Our primary source of short-term funds is an aggregate of $3.42 billion of available credit under our two committed unsecured revolving credit facilities, which includes the amended $2.22 billion facility, maturing in June 2011, as well as a $1.20 billion facility, maturing in June 2012, entered into during the second quarter of 2007, as described further below. As of December 31, 2007, there was approximately $694.4 million which was immediately available to draw under these facilities at our discretion. In addition, we have a $500.0 million secured revolving credit facility for which availability is based on percentage borrowing base calculations. There were no borrowings outstanding under the secured credit facility as of December 31, 2007.

On June 26, 2007, we completed an unsecured revolving credit facility with leading financial institutions having a maximum capacity of $1.20 billion. Commitments under this facility will mature in June 2012. Borrowings under this credit agreement, which may be made in multiple currencies, bear interest at a floating rate based upon one of several base rates which vary depending upon the currency of the borrowing, plus a margin which adjusts upward or downward based upon our corporate credit rating.

On June 26, 2007, we also amended and restated our $2.20 billion revolving credit agreement to conform various covenants and provisions to those in the new $1.20 billion revolving credit agreement and to increase the commitment to $2.22 billion, of which

$750.0 million can be borrowed in multiple foreign currencies. This agreement had been previously amended and restated in June 2006 to increase the commitment from $1.50 billion to $2.20 billion. Also as part of this amendment, the interest rate decreased to LIBOR + 0.525%, the facility fee decreased to 12.5 basis points and the maturity was extended to June 2011.

Also on June 26, 2007, we closed on a $2.0 billion short-term interim financing facility in order to fund the Fremont acquisition (see Note 4 for further detail). On July 2, 2007, in connection with the closing of the Fremont transaction, we drew $1.90 billion under this facility, of which $1.29 billion remained outstanding, bearing interest at three-month LIBOR + 0.5%, as of December 31, 2007.

Our $500.0 million secured credit facility was amended and restated on September 28, 2007 to extend the maturity from January 2008 to September 2008, and to remove the one-year term-out extension.

Capital Markets Activity – During the year ended December 31, 2007, we issued $300 million and $250 million aggregate principal amounts of fixed-rate Senior Notes bearing interest at annual rates of 5.5% and 5.85% and maturing in 2012 and 2017, respectively, and $500 million of variable-rate Senior Notes bearing interest at three-month LIBOR + 0.35% maturing in 2010. We primarily used the proceeds from the issuance of these securities to repay outstanding indebtedness under our unsecured revolving credit facility. In connection with this issuance, we settled forward-starting interest rate swap agreements with notional amounts totaling $200 million and ten-year terms matching that of the $250 million Senior Notes due in 2017. We also entered into interest rate swap agreements to swap the fixed interest rate on the $300 million Senior Notes due in 2012 for a variable interest rate (see Note 11 to the Consolidated Financial Statements for further detail on all hedging activity).

In addition, on October 15, 2007, we issued $800 million aggregate principal amount of convertible senior floating rate notes due 2012 ("Convertible Notes"). The Convertible Notes were issued at par, mature on October 1, 2012, and bear interest at a rate per annum equal to 3-month LIBOR plus 0.50%. The Convertible Notes are senior unsecured obligations and rank equally with all of our other senior unsecured indebtedness. We used $392.0 million of the net proceeds from the offering to repay outstanding indebtedness under the interim financing facility which we used to fund the Fremont acquisition. We used the balance of the net proceeds to repay other outstanding indebtedness.

The Convertible Notes are convertible at the option of the holders, into approximately 22.2 shares per $1,000 principal amount of Convertible Notes, on or after August 15, 2012, or prior to that date if (1) the price of our Common Stock trades above 130% for a specified duration, (2) the trading price of the Convertible Notes is below a certain threshold, subject to specified exceptions, (3) the Convertible Notes have been called for redemption, or (4) specified corporate transactions have occurred. None of the conversion triggers have been met as of December 31, 2007. The conversion rate is subject to certain adjustments. The conversion rate initially represents a conver sion price of $45.05 per share. If the conditions for conversion are me we may choose to pay in cash and/or common stock; however, if thi occurs, we have the intent and ability to settle this debt in cash Accordingly, there was no impact on our diluted earnings per share fo any of the periods presented. We have evaluated the terms of the ca feature, redemption feature, and the conversion feature under applica ble accounting literature, including SFAS 133 and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, an Potentially Settled in, a Company's Own Stock," and concluded that non of these features should be separately accounted for as derivatives.

In November 2007, we repurchased $15 million of the origina $400 million of LIBOR + 0.39% Senior Notes maturing in 2008. In additio our $200 million of LIBOR + 1.25% Senior Notes matured in March 2007

On January 9, 2007, in connection with a consent solicitatio of the holders of the respective notes, we amended certain covenant in our 7% Senior Notes due 2008, 4.875% Senior Notes due 2009, 6% Senior Notes due 2010, 5.125% Senior Notes due 2011, 6.5% Senio Notes due 2013, and 5.7% Senior Notes due 2014 (collectively, th "Modified Notes"). Holders of approximately 95.43% of the aggregat principal amount of the Modified Notes consented to the solicitatio The purpose of the amendments was to conform most of the covenant to the covenants contained in the indentures governing the Senio Notes issued by us since we achieved an investment grade rating fro S&P, Moody's and Fitch. In connection with the consent solicitation, w paid an aggregate fee of $6.5 million to the consenting note holders which will be amortized into interest expense over the remaining term of the Modified Notes. In addition, we incurred advisory and profes sional fees aggregating $2.4 million, which were recorded as expense and included in "General and administrative" on our Consolidate Statement of Operations for the year ended December 31, 2007.

During the year ended December 31, 2006, we issue $1.70 billion aggregate principal amount of fixed-rate Senior Note bearing interest at annual rates ranging from 5.65% to 5.95% an maturing between 2011 and 2016 and $500.0 million of variable-rat Senior Notes bearing interest at three-month LIBOR + 0.34% maturin in 2009. We primarily used the proceeds from the issuance of thes securities to repay outstanding indebtedness under our unsecure revolving credit facility. In addition, our $50.0 million of 7.95% Senio Notes matured in May 2006.

On October 18, 2006, we exchanged our 8.75% Senior Note due 2008 for 5.95% Senior Notes due 2013 in accordance with th exchange offer and consent solicitation launched on September 1 2006. For each $1,000 principal amount of 8.75% Senior Notes ten dered, holders received approximately $1,000 principal amount c 5.95% Senior Notes and $56.75 of cash. A total of $189.7 million aggre gate principal amount of 5.95% Senior Notes were issued as part of th exchange. We also amended certain covenants in the indenture relat ing to the remaining 8.75% Senior Notes due 2008 as a result of a con sent solicitation of the holders of these notes.

Other Financing Activity – Our term financing that is collateralized by corporate bonds matured on August 1, 2007 and has been extended consecutively, with varying interest rates, through December 31, 2007 and further through March 4, 2008. The carrying value of corporate bonds collateralizing the borrowing totaled $185.9 million and $358.3 million at December 31, 2007 and 2006, respectively.

In addition, on May 31, 2006, we began a loan participation program which serves as an alternative to borrowing funds from our revolving credit facilities. The loan participations are short-term bank loans funded in the secondary market with fixed maturity dates typically ranging from overnight to 90 days. There were no amounts outstanding under this program at December 31, 2007 or 2006.

We did not incur any loss on early extinguishment of debt during the years ended December 31, 2007 and 2006. During the year ended December 31, 2005, we incurred an aggregate net loss on early extinguishment of debt of approximately $46.0 million as a result of the early retirement of certain debt obligations.

Debt Covenants – Our debt obligations and credit facilities contain covenants that are both financial and non-financial in nature. Significant financial covenants include limitations on our ability to incur indebtedness beyond specified levels and a requirement to maintain specified ratios of unsecured indebtedness compared to unencumbered assets and minimum net worth. Based on our current credit ratings, the financial covenants in some series of our publicly held debt securities are not operative. Significant non-financial covenants include a requirement in some series of our publicly-held debt securities that we offer to repurchase those securities at a premium if we undergo a change of control.

Our unsecured credit facility and interim financing facility agreements contain a covenant that limits us from paying common dividends in excess of the greater of 110% of adjusted earnings and such amounts as are necessary to maintain REIT status. Although to maintain REIT status, we are required to pay out 90% of ordinary taxable income, we paid out dividends equal to 100% of taxable income, as is the typical REIT practice (as corporate income taxes are required to be paid on undistributed taxable income). As a result of a non-cash impairment charge of $134.9 million and an increased provision for loan losses (see Note 5 for further details) that significantly reduced our adjusted earnings for the year ended December 31, 2007, but not our taxable income, we were not in compliance with this covenant. However, we received a waiver for this covenant covering the year ended December 31, 2007. We also amended our unsecured revolving credit facilities and interim financing facility to allow us to pay out 100% of taxable earnings.

Other than as noted above, as of December 31, 2007, we believe we are in compliance with all financial and non-financial covenants on our debt obligations.

Unencumbered Assets/Unsecured Debt – The following table shows the ratio of our unencumbered assets to unsecured debt at December 31, 2007 and 2006 (in thousands):

As of December 31,	2007	2006
Total Unencumbered Assets	$15,769,061	$10,392,861
Total Unsecured Debt(1)	$12,073,007	$ 7,390,089
Unencumbered Assets/Unsecured Debt	131%	141%

Explanatory Note:

(1) See Note 9 to the Company's Consolidated Financial Statements for a more detailed description of our unsecured debt.

During the last quarter of 2007, we began to put several secured financing initiatives in place to tap our largely unencumbered asset base. We expect the rates that we will achieve on these secured financings will be substantially more attractive than our unsecured financing alternatives for the foreseeable future.

Hedging Activities – We have variable-rate lending assets and variable-rate debt obligations. These assets and liabilities create a natural hedge against changes in variable interest rates. This means that as interest rates increase, we earn more on our variable-rate lending assets and pay more on our variable-rate debt obligations and, conversely, as interest rates decrease, we earn less on our variable-rate lending assets and pay less on our variable-rate debt obligations. When the amount of our variable-rate debt obligations exceeds the amount of our variable-rate lending assets, we use derivative instruments to limit the impact of changing interest rates on our net income. We have a policy in place, that is administered by the Audit Committee, which requires us to enter into hedging transactions to mitigate the impact of rising interest rates on our earnings. The policy states that a 100 basis point increase in short-term rates cannot have a greater than 2.5% impact on quarterly earnings. We do not use derivative instruments for speculative purposes. The derivative instruments we use are typically in the form of interest rate swaps and interest rate caps. Interest rate swaps effectively can either convert variable-rate debt obligations to fixed-rate debt obligations or convert fixed-rate debt obligations into variable-rate debt obligations. Interest rate caps effectively limit the maximum interest rate payable on variable-rate debt obligations. In addition, we also use derivative instruments to manage our exposure to foreign exchange rate movements.

The primary risks related to our use of derivative instruments are the risks that a counterparty to a hedging arrangement could default on its obligation and the risk that we may have to pay certain costs, such as transaction fees or breakage costs, if we terminate a hedging arrangement. As a matter of policy, we enter into hedging arrangements with counterparties that are large, creditworthy financial institutions typically rated at least A/A2 by S&P and Moody's, respectively. Our hedging strategy is approved and monitored by our Audit Committee on behalf of the Board of Directors and may be changed by the Board of Directors without shareholder approval.

The following table represents the notional principal amounts and fair values of interest rate swaps by class (in thousands):

As of December 31,	Notional Amount 2007	Notional Amount 2006	Fair Value 2007	Fair Value 2006
Cash flow hedges:				
Forward-starting interest rate swaps	$ 250,000	$ 450,000	$ (6,457)	$ 9,180
Fair value hedges:				
Interest rate swaps	1,250,000	950,000	17,237	(23,137)
Total interest rate swaps	$1,500,000	$1,400,000	$10,780	$(13,957)

The following table presents the maturity, notional amount, and weighted average interest rates expected to be received or paid on USD interest rate swaps at December 31, 2007 ($ in thousands):[1]

	Fixed to Floating-Rate		
Maturity for Years Ending December 31,	Notional Amount	Receive Rate	Pay Rate
2008	$ –	–%	–%
2009	350,000	3.69%	4.61%
2010	600,000	4.39%	4.78%
2011	–	–	–%
2012	300,000	5.50%	5.48%
2013-Thereafter	–	–	–%
Total/Weighted Average	$1,250,000	4.46%	–%

Explanatory Note:

(1) Excludes forward-starting swaps expected to be cash settled on their effective dates and amortized to interest expense through their maturity dates.

The following table presents our foreign currency derivatives outstanding as of December 31, 2007 (these derivatives outstanding as of December 31, 2007 do not use hedge accounting, but are marked to market under SFAS No. 133 through the Company's Consolidated Statements of Operations) (in thousands):

Derivative Type	Notional Amount	Notional Currency	Notional (USD Equivalent)	Maturity
Sell SEK forward	SEK287,993	Swedish Krona	$44,545	January 2008
Buy USD/Sell INR forward	INR 394,000	Indian Rupee	$10,000	November 2009
Buy SEK/Sell USD forward	SEK 18,814	Swedish Krona	$ 2,910	January 2008
Buy SEK forward	SEK 107,539	Swedish Krona	$16,633	January 2008

At December 31, 2007, derivatives with a fair value of $17.9 million were included in other assets and derivatives with a fair value of $6.6 million were included in other liabilities. During 2007, we recorded a net gain of $0.2 million in "Other expense" on our Consolidated Statements of Operations, due to ineffectiveness on fair-value hedges.

During the year ended December 31, 2007, we recorded a cumulative non-cash out of period charge of $12.1 million to reflect a cumulative reduction in the fair value of three interest rate swaps which we determined did not qualify for hedge accounting within th meaning of SFAS No. 133. We recorded the charge in our Consolidate Statements of Operations during the year ended December 31, 200 rather than restating prior periods. The charge reflects a cumulativ loss in the fair value of the swaps from the time they were entered in through June 30, 2007 and is recorded as an increase to "Debt oblig tions" and "Other expense" on our Consolidated Balance Sheets ar Statements of Operations, respectively.

The application of hedge accounting generally requires us evaluate the effectiveness of our hedging relationships on an ongoir basis and to calculate the changes in fair value of our hedging instru ments and related hedged items independently. This is known as th "long-haul" method of hedge accounting. Transactions that meet mor stringent criteria may qualify for the "short-cut" method of hedg accounting in which an assumption can be made that the change fair value of a hedged item exactly offsets the change in value of th related derivative.

We determined that we incorrectly applied the "short-cu method of hedge accounting to three interest rate swaps which w entered into in 2003 in connection with our issuance of fixed rate de securities. Since the swaps were incorrectly designated as qualifyir for short-cut hedge accounting, and we did not test the hedging rel tionships periodically for effectiveness, the provisions of SFAS No. 13 do not allow us to retroactively apply the "long-haul" method, althoug the swaps would have qualified for long-haul hedge accounting trea ment if they had been documented that way at their inception.

We have concluded that the cumulative loss is not material any of our previously issued financial statements for any perio Recording the cumulative charge in any year from 2003 through 200 would have impacted net income by 2.5% or less. Further, we hav concluded that the cumulative loss is not material to the current fisc year. This charge was recorded in "Other expense" on our Consolidate Statements of Operations.

We redesignated all of our fair value swaps in September 200 to qualify for hedge accounting treatment under the "long-haul" metho as prescribed by SFAS No. 133. Any net ineffectiveness will be recorde in "Other expense" on our Consolidated Statements of Operations.

Off-Balance Sheet Transactions – We are not dependent on the us of any off-balance sheet financing arrangements for liquidity. We hav several investments in unconsolidated entities that have outstandir debt, all of which is non-recourse to us.

As part of the 2005 acquisition of Falcon Financial, w obtained Falcon Financial's residual interests and servicing obligation related to four off-balance sheet loan securitizations. Our ongoing relationship with these special purpose entities is not material to our operations.

We have certain discretionary and nondiscretionary unfunded commitments related to our loans and other lending investments that we may be required to, or choose to, fund in the future. Discretionary commitments are those under which we have sole discretion with respect to future funding. Nondiscretionary commitments are those that we are generally obligated to fund at the request of the borrower or upon the occurrence of events outside of our direct control. As of December 31, 2007, we had 296 loans with unfunded commitments totaling $5.97 billion, of which $1.00 billion was discretionary and $4.97 billion was nondiscretionary. In addition, $68.4 million of nondiscretionary unfunded commitments related to 10 CTL investments. These commitments generally fall into two categories: (1) pre-approved capital improvement projects; and (2) new or additional construction costs. Upon completion of the improvements or construction, we would receive additional operating lease income from the customers. In addition, we have $15.1 million of nondiscretionary unfunded commitments related to 12 existing customers in the form of tenant improvements which were negotiated between the Company and the customers at the commencement of the leases. Further, we had nine equity investments with unfunded nondiscretionary commitments of $218.4 million.

Ratings Triggers – The two committed unsecured revolving credit facilities aggregating $3.42 billion that we had in place at December 31, 2007, bear interest at LIBOR + 0.525% per annum based on our senior unsecured credit ratings of BBB from S&P, Baa2 from Moody's and BBB from Fitch Ratings. Our ability to borrow under our unsecured revolving credit facilities is not dependent on our credit ratings.

Based on our current senior unsecured debt ratings by S&P, Moody's and Fitch, the financial covenants in most series of our publicly held debt securities, including limitations on incurrence of indebtedness and maintenance of unencumbered assets compared to unsecured indebtedness, are not operative. If we were to be downgraded from our current ratings by two of these three rating agencies, these financial covenants would become operative again. However, as of December 31, 2007, we would be in full compliance with these covenants if they were operative.

Except as described above, there are no other ratings triggers in any of our debt instruments or other operating or financial agreements at December 31, 2007.

Transactions with Related Parties – During 2005, we invested in a substantial minority interest of Oak Hill Advisors, L.P., Oak Hill Credit Alpha MGP, OHSF GP Partners II, LLC, Oak Hill Credit Opportunities MGP, LLC, in 2006, OHSF GP Partners, LLC and in 2007, OHA Finance MGP, LLC and OHA Capital Solutions MGP, LLC (see Note 7 to the Consolidated Financial Statements for more detail). In relation to our investment in these entities, we appointed to our Board of Directors a member that holds a substantial investment in these same seven entities. As of December 31, 2007, the carrying value in these ventures was $199.6 million. Earnings from these investments were $31.9 million for the year ended December 31, 2007. We have also invested in eight funds managed by Oak Hill Advisors, L.P., which have a carrying value of $9.9 million as of December 31, 2007. We recorded earnings of $0.1 million from these investments during 2007.

On November 13, 2007, iStar Acquisition Corp., or IAC filed a registration statement with the Securities and Exchange Commission relating to a $500 million initial public offering. IAC is a blank-check company formed for the purpose of acquiring, through a business combination, one or more operating businesses, or a portion of such business or businesses. To date, this filing has not yet become effective and our efforts have been limited solely to organizational activities. There can be no assurance that the offering will be consummated.

On November 8, 2007 IAC issued 14,375,000 units, each unit consisting of one share of IAC's common stock and one IAC common stock purchase warrant, to us and to Mr. Sugarman, IAC's Chairman and the Chairman and Chief Executive Officer of iStar. Each party purchased half of the outstanding units for an aggregate of $25,000 in cash, at an average purchase price of approximately $0.002 per unit. On December 19, 2007, iStar and Mr. Sugarman transferred units, at the original cost of $0.002 per unit, to Mr. Nydick, iStar's President, and a group of iStar's senior executives. After giving effect to these transfers and anticipated transfers of initial units to independent directors, iStar and Mr. Sugarman will maintain ownership of equal amounts of initial units.

IAC issued a $100,000 unsecured promissory note to us and a $100,000 unsecured promissory note to Mr. Sugarman on November 8, 2007. The notes are non-interest bearing and are payable on the earlier of the consummation of the public offering or November 30, 2008.

IAC's financial statements have been consolidated by iStar and are included in our Consolidated Financial Statements in this annual report on Form 10-K. As such, we have eliminated the inter-company debt, but have a $100,000 liability to Mr. Sugarman and have reflected minority interests in IAC related to units owned by Mr. Sugarman, Mr. Nydick and the group of iStar senior executives with ownership interests. We anticipate that if the public offering is completed, the financial statements of IAC will no longer be consolidated and our investment will be accounted for under the equity method.

DRIP/Stock Purchase Plans – We maintain a dividend reinvestment and direct stock purchase plan. Under the dividend reinvestment component of the plan, our shareholders may purchase additional shares of Common Stock without payment of brokerage commissions or service charges by automatically reinvesting all or a portion of their Common Stock cash dividends. Under the direct stock purchase component of the plan, our shareholders and new investors may purchase shares of Common Stock directly from us without payment of brokerage commissions or service charges. All purchases of shares in excess of $10,000 per month pursuant to the direct purchase component are at our sole discretion. Shares issued under the plan may reflect a discount of up to 3% from the prevailing market price of our Common Stock. We are authorized to issue up to 8.0 million shares of Common Stock pursuant to the dividend reinvestment and direct stock purchase plans. During the years ended December 31, 2007, 2006 and 2005, we issued a total of approximately 71,000, 549,000 and 433,000 shares of Common Stock, respectively, through the plans. Net proceeds for the years ended December 31, 2007, 2006 and 2005 were approximately $2.5 million, $22.6 million and $17.4 million, respectively. There are approximately 2.1 million shares available for issuance under the plan as of December 31, 2007.

Stock Repurchase Program – In November 1999, the Board of Directors approved, and we implemented, a stock repurchase program under which we are authorized to repurchase up to 5.0 million shares of Common Stock from time to time, primarily using proceeds from the disposition of assets or loan repayments and excess cash flow from operations, but also using borrowings under our credit facilities if we determine that it is advantageous to do so. There is no fixed expiration date to this plan. During the year ended December 31, 2007, we repurchased 1.0 million shares of our outstanding Common Stock for a cost of approximately $30.9 million at an average cost per share of $30.53. Prior to 2007, we had not repurchased any shares under the stock repurchase program since November 2000. As of December 31, 2007, we had repurchased a total of approximately 3.3 million shares at an aggregate cost of approximately $71.6 million. We have also issued approximately 1.2 million shares of treasury stock during 2005 (See Note 10 to our Consolidated Financial Statements).

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments in certain circumstances that affect amounts reported as assets, liabilities, revenues and expenses. We have established detailed policies and control procedures intended to ensure that valuation methods, including any judgments made as part of such methods, are well controlled, reviewed and applied consistently from period to period. We base our estimates on historical corporate and industry experience and various other assumptions that we believe to be appropriate under the circumstances. For all of these estimates, we caution that future events rarely develop exactly as forecasted, and, therefore, routinely require adjustment.

During 2007, management reviewed and evaluated these critical accounting estimates and believes they are appropriate. Our significant accounting policies are described in Note 3 to the Company's Consolidated Financial Statements. The following is a summary of accounting policies that require more significant management estimates and judgments:

Reserve for Loan Losses – The Company maintains a reserve for loan losses at a level that management believes to be adequate to absorb estimated probable credit losses inherent in the loan portfolio. The reserve is increased through the provision for credit losses, which impacts operating results, and decreased by the amount of charge-offs, net of recoveries. Our determination of the adequacy of the reserve is based on periodic evaluations of the loan portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, all of which may be susceptible to significant change, including, among others:

- Expected default probabilities;
- Loss given default;
- Exposure at default;
- Amounts and timing of expected future cash flows on impaired loans;
- Value of collateral;
- Changes in economic conditions; and
- Potential estimation or judgmental imprecision.

The reserve for loan losses includes a formula-based compo nent and an asset-specific component. The formula-based reserv component covers performing loans and is the product of the probab ity of default and loss given default based primarily on internal loan ris ratings. Loss factors are based on industry and/or internal experienc and may be adjusted for significant factors that, based on our judg ment, impact the collectibility of the loans as of the balance sheet dat

The asset-specific reserve component relates to provision for losses on loans considered impaired and measured pursuant Statement of Financial Accounting Standards No. 114, "Accounting b Creditors for Impairments of a Loan," ("SFAS 114"). A reserve is estab lished when the discounted cash flows (or collateral value or obser able market price) of the loan is lower than the carrying value of th loan. All of our nonperforming loans or NPLs are evaluated individual We determine the fair value of the collateral using one or more valu tion techniques, such as property appraisals, comparable sales, di counted cash flow analyses or replacement cost comparison Determination of the fair value of collateral, by any of these technique requires significant judgment and discretion by management. If w determine that a loan is impaired, either a specific reserve is created the loan, or a portion thereof, is charged-off through the reserve f loan losses. Our loan impairment testing resulted in the recognition specific reserves of $91.6 million during 2007 and charge-offs $8.7 million during 2006. There were no loan impairments or specif reserves recognized during 2005.

Long-Lived Assets Impairment Test – We test our long-lived asse for impairment, which are primarily our CTL assets "to be held ar used", whenever events or changes in circumstances indicate that th carrying amount of an asset may not be recoverable. Impairme exists when the carrying amount of the long-lived asset exceeds i fair value. For this test, recoverability is determined by the sum of th undiscounted cash flows expected to result from the use and eventu disposition of the asset. The determination of projected cash flows ar eventual sales prices of our long-lived assets requires significant judg ment by management about matters that are inherently uncertain.

Goodwill Impairment Test – Goodwill is not amortized, instead it tested for impairment at least annually or more frequently if events circumstances indicate that there may be justification for conductin an interim test. There are two parts to the goodwill impairment anal sis. The first part of the test is a comparison of the fair value of th reporting unit containing goodwill to its carrying amount includin goodwill. If the fair value is less than the carrying value, then th second part of the test is needed to measure the amount of poten tial goodwill impairment. The second test requires the fair value the reporting unit to be allocated to all the assets and liabilities of th reporting unit as if the reporting unit had been acquired in a busines combination at the date of the impairment test. The excess of the fa value of the reporting unit over the fair value of assets less liabilities the implied value of goodwill and is used to determine the amount impairment. There were no impairment charges recognized durin 2007, 2006 or 2005 related to goodwill.

Fair Value of Derivatives – We have historically used derivatives help manage our interest rate and foreign exchange risks. Derivative are recorded on the balance sheet at fair value as assets or liabilitie Fair value is defined as the amount at which a financial instrume could be exchanged in a current transaction between willing unrelated parties, other than in a forced or liquidation sale. The degree of management judgment involved in determining the fair value of a financial instrument depends on the availability and reliability of relevant market data, such as quoted market prices. Financial instruments that are actively traded and have quoted market prices or readily available market data require minimal judgment in determining fair value. When observable market prices and data are not readily available or do not exist, we estimate the fair value using market data and model-based interpolations using standard models that are widely accepted within the industry. Market data includes prices of instruments with similar maturities and characteristics, duration, interest rate yield curves and measures of volatility. Derivative assets were $17.9 million and derivatives liabilities were $6.6 million on December 31, 2007, compared with derivative assets of $9.3 million and derivatives liabilities of $23.3 million on December 31, 2006.

Consolidation – Variable Interest Entities – We are party to a number of off-balance sheet joint ventures and other unconsolidated arrangements with varying structures. We consolidate certain entities in which we own less than a 100% equity interest if we determine that we have a controlling interest or are the primary beneficiary of a variable interest entity ("VIE") as defined in FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (an interpretation of ARB No. 51) ("FIN 46R"). There is a significant amount of judgment required in interpreting the provisions of FIN 46R and applying them to specific transactions. In order to determine if an entity is considered a VIE, we first perform a qualitative analysis, which requires certain subjective decisions regarding our assessment, including, but not limited to, the nature and structure of the entity, the variability of the economic interests that the entity passes along to its interest holders, the rights of the parties and the purpose of the arrangement. An iterative quantitative analysis is required if our qualitative analysis proves inconclusive as to whether the entity is a VIE or we are the primary beneficiary and consolidation is required.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. We will adopt SFAS 141(R) as required, and we are still evaluating the impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as noncontrolling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to fiscal years preceding the effective date are not permitted. We will adopt SFAS 160 on January 1, 2009, as required, and we are still evaluating the impact of adoption on our Consolidated Financial Statements.

In February 2007, the FASB released Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value and is effective for the first fiscal year beginning after November 15, 2007. We will adopt SFAS No. 159 on January 1, 2008, as required, and we do not expect it to have a significant impact on our Consolidated Financial Statements.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the exchange price notion in the fair value definition to mean the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This statement also clarifies that market participant assumptions should include assumptions about risk, should include assumptions about the effect of a restriction on the sale or use of an asset and should reflect its nonperformance risk (the risk that the obligation will not be fulfilled). Nonperformance risk should include the reporting entity's credit risk. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 on January 1, 2008, as required, and we do not expect it to have a significant impact on our Consolidated Financial Statements.

In July 2006, the FASB released Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. A tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 during 2007, as required, and it did not have a significant impact on our Consolidated Financial Statements.

In March 2006, the FASB released Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets." SFAS No. 156 was issued to simplify the accounting for servicing rights and to reduce the volatility that results from the use of different measurement attributes for servicing rights and the related financial instruments used to economically hedge risks associated with those servicing rights. SFAS No. 156 modifies the accounting for servicing rights by: (1) clarifying when a separate asset or servicing liability should be recognized; (2) requiring a separately recognized servicing asset or servicing liability to be measured at fair value; (3) allowing entities to subsequently measure servicing rights either at fair value or under the amortization method for each class of a separately recognized servicing asset or servicing liability; (4) permitting a one-time reclassification of available-for-sale securities to trading securities; and (5) requiring separate presentation of servicing assets and servicing liabilities subsequently measured at fair value. SFAS No. 156 is effective in annual periods beginning after September 15, 2006. We adopted SFAS No. 156 during 2007, as required, and it did not have a significant impact on our Consolidated Financial Statements.

In February 2006, the FASB released Statement of Financial Accounting Standards No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments." The key provisions of SFAS No. 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips (IOs) and principal-only strips (POs) from derivative accounting under paragraph 14 of SFAS No. 133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a qualifying special-purpose entity (QSPE) holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. SFAS No. 155 is effective for annual periods beginning after September 15, 2006. We adopted SFAS No. 155 during 2007, as required, and it did not have a significant impact on our Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk. Consistent with our liability management objectives, we have implemented an interest rate risk management policy based on match-funding, with the objective that variable-rate assets be primarily financed by variable-rate liabilities and fixed-rate assets be primarily financed by fixed-rate liabilities. We also seek to match-fund our foreign denominated assets with foreign denominated debt so that changes in foreign currency exchange rates will have a minimal impact on earnings.

Our operating results will depend in part on the difference between the interest and related income earned on our assets and the interest expense incurred in connection with our interest-bearing liabilities. Competition from other providers of real estate financing may lead to a decrease in the interest rate earned on our interest-bearing assets, which we may not be able to offset by obtaining lower interest costs on our borrowings. Changes in the general level of interest rates prevailing in the financial markets may affect the spread between our interest-earning assets and interest-bearing liabilities. Any significant compression of the spreads between interest-earning assets and interest-bearing liabilities could have a material adverse effect on us. In addition, an increase in interest rates could, among other things reduce the value of our interest-bearing assets and our ability to realize gains from the sale of such assets, and a decrease in interest rate could reduce the average life of our interest-earning assets if borrowers refinance our loans.

Approximately 30% of our loan investments are subject to prepayment protection in the form of lock-outs, yield maintenance provisions or other prepayment premiums which provide substantial yield protection to us. Those assets generally not subject to prepayment penalties include: (1) variable-rate loans based on LIBOR, originated or acquired at par, which would not result in any gain or loss upon repayment; and (2) discount loans and loan participations acquired at discounts to face values, which would result in gains upon repayment. Further, while we generally seek to enter into loan investments which provide for substantial prepayment protection, in the event of declining interest rates, we could receive such prepayments and may not be able to reinvest such proceeds at favorable returns. Such prepayments could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

Interest Rate Risks

In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us which adversely affect our liquidity and operating results. Further, such delinquencies or defaults could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the control of the Company. As more fully discussed in Note 11 to the Company's Consolidated Financial Statements, we employ match-funding-based financing and hedging strategies to limit the effects of changes in interest rates on our operations, including engaging in interest rate caps, floors, swaps and other interest rate-related derivative contracts. These strategies are specifically designed to reduce our exposure, on specific transactions or on a portfolio basis, to changes in cash flows as a result of interest rate movements in the market. We do not enter into derivative contracts for speculative purposes or as a hedge against changes in credit risk of our borrowers or of the Company itself.

Each interest rate cap or floor agreement is a legal contract between us and a third party (the "counterparty"). When we purchase a cap or floor contract, we make an up-front payment to the counterparty and the counterparty agrees to make payments to us in the future should the reference rate (typically one-, three- or six-month LIBOR) rise above (cap agreements) or fall below (floor agreements) the "strike" rate specified in the contract. Each contract has a notional face amount. Should the reference rate rise above the contractual strike rate in a cap, we will earn cap income. Should the reference rate fall below the contractual strike rate in a floor, we will earn floor income. Payments on an annualized basis will equal the contractual notional face amount multiplied by the difference between the actual reference rate and the contracted strike rate. We utilize the provision of SFAS No. 133 with respect to such instruments. SFAS No. 133 provides that the up-front fees paid on option-based products such as caps be expensed into earnings based on the allocation of the premium to the affected periods as if the agreement were a series of "caplets." These allocated premiums are then reflected as a charge to income and are included in "Interest expense" on the Company's Consolidated Statements of Operations in the affected period.

Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which swaps are based is not exchanged. Our swaps are either "pay fixed" swaps involving the exchange of variable-rate interest payments from the counterparty for fixed interest payments from us or "pay floating" swaps involving the exchange of fixed-rate interest payments from the counterparty for variable-rate interest payments from us, which mitigates the risk of changes in fair value of our fixed-rate debt obligations.

Interest rate futures are contracts, generally settled in cash, in which the seller agrees to deliver on a specified future date the cash equivalent of the difference between the specified price or yield indicated in the contract and the value of the specified instrument (i.e., U.S. Treasury securities) upon settlement. Under these agreements, we would generally receive additional cash flow at settlement if interest rates rise and pay cash if interest rates fall. The effects of such receipts or payments would be deferred and amortized over the term of the specific related fixed-rate borrowings. In the event that, in the opinion of management, it is no longer probable that a forecasted transaction will occur under terms substantially equivalent to those projected, we would cease recognizing such transactions as hedges and immediately recognize related gains or losses based on actual settlement or estimated settlement value.

While a REIT may utilize derivative instruments to hedge interest rate risk on its liabilities incurred to acquire or carry real estate assets without generating non-qualifying income, use of derivatives for other purposes will generate non-qualified income for REIT income test purposes. This includes hedging asset-related risks such as credit, foreign exchange and prepayment or interest rate exposure on our loan assets. As a result our ability to hedge these types of risks is limited.

There can be no assurance that our profitability will not be adversely affected during any period as a result of changing interest rates. In addition, hedging transactions using derivative instruments involve certain additional risks such as counterparty credit risk, legal enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. With regard to loss of basis in a hedging contract, indices upon which contracts are based may be more or less variable than the indices upon which the hedged assets or liabilities are based, thereby making the hedge less effective. The counterparties to these contractual arrangements are major financial institutions with which we and our affiliates may also have other financial relationships. We are potentially exposed to credit loss in the event of nonperformance by these counterparties. However, because of their high credit ratings, we do not anticipate that any of the counterparties will fail to meet their obligations. There can be no assurance that we will be able to adequately protect against the foregoing risks and that we will ultimately realize an economic benefit from any hedging contract we enter into which exceeds the related costs incurred in connection with engaging in such hedges.

The following table quantifies the potential changes in net investment income and net fair value of financial instruments should interest rates increase or decrease 100 or 200 basis points, assuming no change in the shape of the yield curve (i.e., relative interest rates). Net investment income is calculated as revenue from loans and other lending investments and operating leases and earnings from equity method investments, less interest expense, operating costs on CTL assets and loss on early extinguishment of debt, for the year ended December 31, 2007. Net fair value of financial instruments is calculated as the sum of the value of derivative instruments and the present value of cash in-flows generated from interest-earning assets, less cash outflows in respect to interest-bearing liabilities as of December 31, 2007. The cash flows associated with our assets are calculated based on management's best estimate of expected payments for each loan based on loan characteristics such as loan-to-value ratio, interest rate, credit history, prepayment penalty, term and collateral type. Many of our loans are protected from prepayment as a result of prepayment penalties, yield maintenance fees or contractual terms which prohibit prepayments during specified periods. However, for those loans where prepayments are not currently precluded by contract, declines in interest rates may increase prepayment speeds. The base interest rate scenario assumes the one-month LIBOR rate of 4.6% as of December 31, 2007. Actual results could differ significantly from those estimated in the table.

Net fair value of financial instruments in the table below does not include CTL assets (approximately 21% of total assets) and certain forms of corporate finance investments but includes debt associated with the financing of these assets. Therefore, the table below is not a meaningful representation of the estimated percentage change in net fair value of financial instruments with change in interest rates.

The estimated percentage change in net investment income does include operating lease income from CTL assets and therefore is a more accurate representation of the impact of changes in interest rates on net investment income.

	Estimated Percentage Change In	
Change in Interest Rates	**Net Investment Income[(1)]**	**Net Fair Value of Financial Instruments[(2)]**
-200 Basis Points	10.3%	(468.1)%
-100 Basis Points	3.4%	(227.6)%
Base Interest Rate	0.0%	0.0%
+100 Basis Points	0.3%	215.3%
+200 Basis Points	1.8%	419.1%

Explanatory Note:

(1) Net investment income increases with decreases in interest rates due to interest rate floors on certain assets that become effective in the current low interest rate environment.

(2) The estimated net fair value of financial instruments under the base interest rate was $39.0 million. A 100 and 200 basis point increase in interest rates would increase the estimated net fair values of the financial instruments to $123.0 million and $202.6 million, respectively. A 100 and 200 basis point decrease in interest rates would decrease the estimated net fair values of the financial instruments to $(49.8) million and $(143.6) million, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the disclosure committee and other members of management, including the Chief Executive Officer and Chief Financial Officer, management carried out its evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on Management's assessment under the framework in *Internal Control – Integrated Framework*, management has concluded that its internal control over financial reporting was effective as of December 31, 2007. Additionally, based upon management's assessment, the Company has determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2007.

The Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of iStar Financial Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of iStar Financial Inc. and its subsidiaries at December 31, 2007 and December 31, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 29, 2008

CONSOLIDATED BALANCE SHEETS

As of December 31,	**2007**	**2006**
(In thousands, except per share data)		
Assets		
Loans and other lending investments, net	$10,949,354	$ 6,799,850
Corporate tenant lease assets, net	3,309,866	3,084,794
Other investments	856,609	789,647
Other real estate owned	128,558	-
Assets held for sale	74,335	9,398
Cash and cash equivalents	104,507	105,951
Restricted cash	32,977	28,986
Accrued interest and operating lease income receivable	141,405	72,954
Deferred operating lease income receivable	102,135	79,498
Deferred expenses and other assets	105,274	71,181
Goodwill	43,278	17,736
Total assets	$15,848,298	$11,059,995
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 495,311	$ 200,957
Debt obligations	12,399,558	7,833,437
Total liabilities	12,894,869	8,034,394
Commitments and contingencies		
Minority interest in consolidated entities	53,948	38,738
Shareholders' equity:		
Series D Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 4,000 shares issued and outstanding at December 31, 2007 and 2006	4	4
Series E Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 5,600 shares issued and outstanding at December 31, 2007 and 2006	6	6
Series F Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 4,000 shares issued and outstanding at December 31, 2007 and 2006	4	4
Series G Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 3,200 shares issued and outstanding at December 31, 2007 and 2006	3	3
Series I Preferred Stock, $0.001 par value, liquidation preference $25.00 per share, 5,000 shares issued and outstanding at December 31, 2007 and 2006	5	5
High Performance Units	9,800	9,800
Common Stock, $0.001 par value, 200,000 shares authorized, 136,340 issued and 133,929 outstanding at December 31, 2007 and 127,964 issued and 126,565 outstanding at December 31, 2006	135	127
Options	1,392	1,696
Additional paid-in capital	3,700,086	3,464,229
Retained earnings (deficit)	(752,440)	(479,695)
Accumulated other comprehensive income (losses) (see Note 14)	(2,295)	16,956
Treasury stock (at cost)	(57,219)	(26,272)
Total shareholders' equity	2,899,481	2,986,863
Total liabilities and shareholders' equity	$15,848,298	$11,059,995

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2007	2006	2005
(In thousands, except per share data)			
Revenue:			
Interest income	$ 998,008	$575,598	$406,668
Operating lease income	324,210	305,583	293,821
Other income	103,360	78,709	81,440
Total revenue	1,425,578	959,890	781,929
Costs and expenses:			
Interest expense	627,720	429,613	312,806
Operating costs - corporate tenant lease assets	29,727	28,848	21,032
Depreciation and amortization	93,944	76,226	69,986
General and administrative	165,176	96,432	63,987
Provision for loan losses	185,000	14,000	2,250
Loss on early extinguishment of debt	-	-	46,004
Other expense	144,166	-	-
Total costs and expenses	1,245,733	645,119	516,065
Income before earnings from equity method investments, minority interest and other items	179,845	314,771	265,864
Earnings from equity method investments	29,626	12,391	3,016
Minority interest in consolidated entities	816	(1,207)	(980)
Income from continuing operations	210,287	325,955	267,900
Income from discontinued operations	20,839	24,645	13,659
Gain from discontinued operations, net	7,832	24,227	6,354
Net income	238,958	374,827	287,913
Preferred dividend requirements	(42,320)	(42,320)	(42,320)
Net income allocable to common shareholders and HPU holders(1)	$ 196,638	$332,507	$245,593
Per common share data:(2)			
Income from continuing operations per common share:			
Basic	$ 1.30	$ 2.40	$ 1.95
Diluted	$ 1.29	$ 2.38	$ 1.94
Net income per common share:			
Basic	$ 1.52	$ 2.82	$ 2.13
Diluted	$ 1.51	$ 2.79	$ 2.11
Weighted average number of common shares - basic	126,801	115,023	112,513
Weighted average number of common shares - diluted	127,792	116,219	113,703
Per HPU share data:(2)			
Income from continuing operations per HPU share:			
Basic	$ 246.13	$ 455.40	$ 370.07
Diluted	$ 243.47	$ 450.94	$ 366.34
Net income per HPU share:			
Basic	$ 287.93	$ 533.80	$ 402.87
Diluted	$ 285.00	$ 528.67	$ 398.87
Weighted average number of HPU shares - basic	15	15	15
Weighted average number of HPU shares - diluted	15	15	15

Explanatory Notes:

(1) HPU holders are Company employees who purchased high performance common stock units under the Company's High Performance Unit Program (see Note 12).

(2) See Note 13 - Earnings Per Share for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Series D Preferred Stock	Series E Preferred Stock	Series F Preferred Stock	Series G Preferred Stock	Series I Preferred Stock
Balance at December 31, 2004	$4	$6	$4	$3	$5
Exercise of options and warrants	-	-	-	-	-
Issuance of treasury stock	-	-	-	-	-
Dividends declared - preferred	-	-	-	-	-
Dividends declared - common	-	-	-	-	-
Dividends declared - HPU	-	-	-	-	-
HPUs sold to employees	-	-	-	-	-
Issuance of stock - vested restricted stock units	-	-	-	-	-
Issuance of stock - DRIP/stock purchase plan	-	-	-	-	-
Net income for the period	-	-	-	-	-
Change in accumulated other comprehensive income (losses)	-	-	-	-	-
Balance at December 31, 2005	$4	$6	$4	$3	$5
Exercise of options	-	-	-	-	-
Net proceeds from equity offering	-	-	-	-	-
Dividends declared - preferred	-	-	-	-	-
Dividends declared - common	-	-	-	-	-
Dividends declared - HPU	-	-	-	-	-
Redemption of HPUs	-	-	-	-	-
HPU compensation expense	-	-	-	-	-
Issuance of stock-vested restricted stock units	-	-	-	-	-
Issuance of stock - DRIP/stock purchase plan	-	-	-	-	-
Net income for the period	-	-	-	-	-
Change in accumulated other comprehensive income (losses)	-	-	-	-	-
Balance at December 31, 2006	$4	$6	$4	$3	$5
Exercise of options	-	-	-	-	-
Net proceeds from equity offering	-	-	-	-	-
Dividends declared - preferred	-	-	-	-	-
Dividends declared - common	-	-	-	-	-
Dividends declared - HPU	-	-	-	-	-
Repurchase of stock	-	-	-	-	-
Issuance of stock-vested restricted stock units	-	-	-	-	-
Issuance of stock - DRIP/stock purchase plan	-	-	-	-	-
Redemption of HPUs	-	-	-	-	-
Net income for the period	-	-	-	-	-
Change in accumulated other comprehensive income (losses)	-	-	-	-	-
Balance at December 31, 2007	$4	$6	$4	$3	$5

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands)	HPUs	Common Stock at Par	Options	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Losses)	Treasury Stock	Total
Balance at December 31, 2004	$ 7,828	$111	$ 6,458	$2,840,062	$(349,097)	$ (2,086)	$(48,056)	$2,455,242
Exercise of options and warrants	-	1	(8)	1,762	-	-	-	1,755
Issuance of treasury stock	-	1	-	26,169	-	-	21,784	47,954
Dividends declared - preferred	-	-	-	-	(42,320)	-	-	(42,320)
Dividends declared - common	-	-	-	-	(330,998)	-	-	(330,998)
Dividends declared - HPU	-	-	-	-	(8,256)	-	-	(8,256)
HPUs sold to employees	969	-	-	-	-	-	-	969
Issuance of stock - vested restricted stock units	-	-	-	1,022	-	-	-	1,022
Issuance of stock-DRIP/stock purchase plan	-	-	-	17,419	-	-	-	17,419
Net income for the period	-	-	-	-	287,913	-	-	287,913
Change in accumulated other comprehensive income (losses)	-	-	-	-	-	15,971	-	15,971
Balance at December 31, 2005	$ 8,797	$113	$ 6,450	$2,886,434	$(442,758)	$13,885	$(26,272)	$2,446,671
Exercise of options	-	-	(4,754)	7,332	-	-	-	2,578
Net proceeds from equity offering	-	13	-	541,419	-	-	-	541,432
Dividends declared - preferred	-	-	-	-	(42,320)	-	-	(42,320)
Dividends declared - common	-	-	-	-	(360,765)	-	-	(360,765)
Dividends declared - HPU	-	-	-	-	(8,679)	-	-	(8,679)
Redemption of HPUs	(3,569)	-	-	2,339	-	-	-	(1,230)
HPU compensation expense	4,572	-	-	-	-	-	-	4,572
Issuance of stock-vested restricted stock units	-	-	-	4,150	-	-	-	4,150
Issuance of stock - DRIP/Stock purchase plan	-	1	-	22,555	-	-	-	22,556
Net income for the period	-	-	-	-	374,827	-	-	374,827
Change in accumulated other comprehensive income (losses)	-	-	-	-	-	3,071	-	3,071
Balance at December 31, 2006	$ 9,800	$127	$ 1,696	$3,464,229	$(479,695)	$16,956	$(26,272)	$2,986,863
Exercise of options	-	-	(304)	3,192	-	-	-	2,888
Net proceeds from equity offering	-	8	-	217,926	-	-	-	217,934
Dividends declared - preferred	-	-	-	-	(42,320)	-	-	(42,320)
Dividends declared - common	-	-	-	-	(459,253)	-	-	(459,253)
Dividends declared - HPU	-	-	-	-	(10,130)	-	-	(10,130)
Repurchase of stock	-	-	-	-	-	-	(30,947)	(30,947)
Issuance of stock-vested restricted stock units	-	-	-	11,116	-	-	-	11,116
Issuance of stock - DRIP/Stock purchase plan	-	-	-	2,518	-	-	-	2,518
Redemption of HPUs	-	-	-	1,105	-	-	-	1,105
Net income for the period	-	-	-	-	238,958	-	-	238,958
Change in accumulated other comprehensive income (losses)	-	-	-	-	-	(19,251)	-	(19,251)
Balance at December 31, 2007	$ 9,800	$135	$ 1,392	$3,700,086	$(752,440)	$ (2,295)	$(57,219)	$2,899,481

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2007	2006	2005
(In thousands)			
Cash flows from operating activities:			
Net income	$ 238,958	$ 374,827	$ 287,913
Adjustments to reconcile net income to cash flows from operating activities:			
Minority interest in consolidated entities	(816)	545	980
Non-cash expense for stock-based compensation	17,743	11,598	3,028
Shares withheld for employee taxes on stock-based compensation arrangements	(3,800)	(710)	(2,148)
Depreciation, depletion and amortization	100,123	83,967	76,275
Amortization of deferred financing costs	26,833	22,444	30,148
Amortization of discounts/premiums, deferred interest and costs on lending investments	(234,944)	(72,635)	(67,343)
Discounts, loan fees and deferred interest received	66,991	65,861	119,477
Equity in earnings of unconsolidated entities	(29,468)	(12,391)	(3,016)
Distributions from operations of unconsolidated entities	41,796	16,048	6,672
Loss on early extinguishment of debt, net of cash paid	-	-	38,503
Deferred operating lease income receivable	(23,816)	(10,413)	(14,855)
Gain from discontinued operations, net	(7,832)	(14,565)	(6,354)
Impairments of securities	145,429	-	-
Provision for loan losses	185,000	14,000	2,250
Provision for deferred taxes	1,318	(1,777)	-
Other non-cash adjustments	(2,638)	-	-
Changes in assets and liabilities:			
Changes in accrued interest and operating lease income receivable	(26,147)	(41,226)	(4,651)
Changes in deferred expenses and other assets	(1,151)	(40,313)	9,194
Changes in accounts payable, accrued expenses and other liabilities	67,758	35,964	39,846
Cash flows from operating activities	561,337	431,224	515,919
Cash flows from investing activities:			
New investment originations	(2,900,301)	(3,058,331)	(2,804,213)
Cash paid for acquisitions	(1,891,571)	(31,720)	(113,696)
Purchase of securities	(28,815)	(475,824)	(335,838)
Add-on fundings under existing loan commitments	(2,955,395)	(770,542)	(349,200)
Net proceeds from sales of corporate tenant lease assets	70,227	109,394	36,915
Repayments of and principal collections on loans	2,660,080	1,923,320	2,290,859
Proceeds from maturities or sales of securities	311,432	41,279	73,434
Contributions to unconsolidated entities	(69,184)	(214,328)	(153,773)
Distributions from unconsolidated entities	167,975	26,590	5,309
Capital expenditures and improvements on corporate tenant lease assets	(115,055)	(82,313)	(55,918)
Other investing activities, net	5,527	3,215	-
Cash flows from investing activities	(4,745,080)	(2,529,260)	(1,406,121)

(continue

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, (In thousands)	2007	2006	2005
Cash flows from financing activities:			
Borrowings under revolving credit facilities	$ 28,255,242	$ 7,653,590	$ 6,358,000
Repayments under revolving credit facilities	(26,548,594)	(7,994,305)	(6,034,586)
Borrowings under interim financing facility	1,900,000	-	-
Repayments under interim financing facility	(610,189)	-	-
Borrowings under secured term loans	18,522	182,255	60,705
Repayments under secured term loans	(166,411)	(30,713)	(342,627)
Repayments under secured notes	-	-	(932,914)
Borrowings under unsecured notes	1,818,184	2,172,640	2,056,777
Repayments under unsecured notes	(214,775)	(50,000)	(47)
Borrowings under other debt obligations	-	-	97,963
Contributions from minority interest partners	17,570	21,846	11,684
Distributions to minority interest partners	(3,817)	(2,851)	(2,599)
Changes in restricted cash held in connection with debt obligations	1,419	(182)	10,764
Payments for deferred financing costs/proceeds from hedge settlements, net	(130)	(18,973)	(4,530)
Common dividends paid	(425,479)	(360,765)	(330,998)
Preferred dividends paid	(42,320)	(42,320)	(42,320)
HPU dividends paid	(9,426)	(8,679)	(8,256)
HPUs issued/(redeemed)	(82)	1,033	969
Purchase of treasury stock	(30,947)	-	-
Net proceeds from equity offering	218,189	541,432	-
Proceeds from exercise of options and issuance of DRIP/Stock purchase shares	5,343	24,609	19,165
Cash flows from financing activities	4,182,299	2,088,617	917,150
Changes in cash and cash equivalents	(1,444)	(9,419)	26,948
Cash and cash equivalents at beginning of period	105,951	115,370	88,422
Cash and cash equivalents at end of period	$ 104,507	$ 105,951	$ 115,370
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest, net of amount capitalized	$ 585,233	$ 376,977	$ 262,283

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 – Business and Organization

Business – iStar Financial Inc. is a leading publicly-traded finance company focused on the commercial real estate industry. The Company primarily provides custom-tailored financing to high-end private and corporate owners of real estate, including senior and mezzanine real estate debt, senior and mezzanine corporate capital, corporate net lease financing and equity. The Company, which is taxed as a real estate investment trust ("REIT"), seeks to deliver strong dividends and superior risk-adjusted returns on equity to shareholders by providing innovative and value-added financing solutions to its customers. The Company's two primary lines of business are lending and corporate tenant leasing.

The lending business is primarily comprised of senior and mezzanine real estate loans that typically range in size from $20 million to $150 million and have maturities generally ranging from three to 10 years. These loans may be either fixed rate (based on the U.S. Treasury rate plus a spread) or variable rate (based on LIBOR plus a spread) and are structured to meet the specific financing needs of the borrowers. The Company also provides senior and subordinated capital to corporations, particularly those engaged in real estate or real estate related businesses. These financings may be either secured or unsecured, typically range in size from $20 million to $150 million and have maturities generally ranging from three to 10 years. As part of the lending business, the Company also acquires whole loans, loan participations and debt securities which present attractive risk-reward opportunities.

The Company's corporate tenant leasing business provides capital to corporations and other owners who control facilities leased to single creditworthy customers. The Company's net leased assets are generally mission critical headquarters or distribution facilities that are subject to long-term leases with public companies, many of which are rated corporate credits, and many of which provide for most expenses at the facility to be paid by the corporate customer on a triple net lease basis. Corporate tenant lease, or CTL, transactions have initial terms generally ranging from 15 to 20 years and typically range in size from $20 million to $150 million.

The Company's primary sources of revenues are interest income, which is the interest that borrowers pay on loans, and operating lease income, which is the rent that corporate customers pay to lease our CTL properties. A smaller and more variable source of revenue is other income, which consists primarily of prepayment penalties and realized gains that occur when borrowers repay their loans before the maturity date. The Company primarily generates income through the "spread" or "margin," which is the difference between the revenues generated from loans and leases and interest expense and the cost of CTL operations. The Company generally seeks to match-fund our revenue generating assets with either fixed or floating rate debt of a similar maturity so that changes in interest rates or the shape of the yield curve will have a minimal impact on earnings.

Organization – The Company began its business in 199 through private investment funds. In 1998, the Company converted it organizational form to a Maryland corporation and the Compan replaced its former dual class common share structure with a singl class of common stock. The Company's common stock ("Commo Stock") began trading on the New York Stock Exchange on November 1999. Prior to this date, the Company's Common Stock was traded o the American Stock Exchange. Since that time, the Company has grow through the origination of new lending and leasing transactions, as we as through corporate acquisitions, including the acquisition of TriNe Corporate Realty Trust, Inc. in 1999, the acquisition of Falcon Financi Investment Trust, the acquisition of a significant noncontrolling interes in Oak Hill Advisors, L.P. and affiliates in 2005, and the acquisition of th commercial real estate lending business of Fremont Investment an Loan, a division of Fremont General Corporation, in 2007.

Note 2 – Basis of Presentation

The accompanying audited Consolidated Financial Statement have been prepared in conformity with generally accepted accountin principles in the United States of America ("GAAP") for complete financi statements. The Consolidated Financial Statements include th accounts of the Company, its qualified REIT subsidiaries, its majority owned and controlled partnerships and other entities that are consol dated under the provisions of FASB Interpretation No. 46F "Consolidation of Variable Interest Entities," an interpretation of ARB 5 ("FIN 46R") (see Note 7). All significant inter-company balances an transactions have been eliminated in consolidation.

The preparation of financial statements in conformity wit GAAP requires management to make estimates and assumptions th affect the reported amounts of assets and liabilities and disclosure c contingent assets and liabilities at the dates of the financial statement and the reported amounts of revenues and expenses during the repor ing periods. Actual results could differ from those estimates.

Certain investments in joint ventures or other entities whic the Company does not control are accounted for under the equit method (see Note 7). The Company also uses the cost method when it interest is such that it has no significant influence over operating an financial policies. Under the cost method, the Company records the in tial investment at cost. Thereafter, income is recognized only when th Company receives distributions from earnings subsequent to the acqu sition or when the Company sells its interest in the venture (see Note 7

Certain prior year amounts have been reclassified in th Consolidated Financial Statements and the related notes to conform t the 2007 presentation.

Note 3 – Summary of Significant Accounting Policies

Loans and other lending investments, net – As described i Note 5, "Loans and Other Lending Investments" includes the followin investments: senior mortgages, subordinate mortgages, corporate partnership loans and other lending investments-securities. Manageme considers nearly all of its loans and other lending investments to be held-for-investment or held-to-maturity, although a small number of investments may be classified as held-for-sale or available-for-sale. Items classified as held-for-investment or held-to-maturity are reflected at historical cost and adjusted for reserve for loan losses, unamortized acquisition premiums or discounts and unamortized deferred loan fees. Items classified as available-for-sale are reported at fair values with unrealized gains and losses included in "Accumulated other comprehensive income (losses)" on the Company's Consolidated Balance Sheets and are not included on the Company's Consolidated Statements of Operations.

Corporate tenant lease assets and depreciation – CTL assets are generally recorded at cost less accumulated depreciation. Certain improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance items are expensed as incurred. Depreciation is computed using the straight-line method of cost recovery over the shorter of estimated useful lives or 40 years for facilities, five years for furniture and equipment, the shorter of the remaining lease term or expected life for tenant improvements and the remaining useful life of the facility for facility improvements.

CTL assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less costs to sell and are included in "Assets held for sale" on the Company's Consolidated Balance Sheets. The Company also periodically reviews long-lived assets to be held and used for an impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Regarding the Company's acquisition of facilities, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings, building improvements and tenant improvements, is determined as if these assets are vacant, that is, at replacement cost. Intangible assets may include above-market or below-market value of leases, the value of in-place leases and the value of customer relationships and are recorded at their relative fair values.

The capitalized above-market (or below-market) lease value is amortized as a reduction of (or, increase to) operating lease income over the remaining non-cancelable term of each lease plus any renewal periods with fixed rental terms that are considered to be below-market. The Company generally engages in sale/leaseback transactions and typically executes leases simultaneously with the purchase of the CTL asset at market-rate rents. Because of this, no above-market or below-market lease value is ascribed to these transactions. The value of customer relationship intangibles are amortized to expense over the initial and renewal terms of the leases, but no amortization period for intangible assets will exceed the remaining depreciable life of the building. In the event that a customer terminates its lease, the unamortized portion of each intangible, including market rate adjustments, lease origination costs, in-place lease values and customer relationship values, would be charged to expense.

Other real estate owned – Other real estate owned ("OREO") consists of properties acquired by foreclosure or by deed in lieu of foreclosure in partial or total satisfaction of nonperforming loans. OREO obtained in satisfaction of a loan is recorded at the lower of cost or estimated fair value less estimated costs to sell based upon the property's fair value at the date of transfer. The excess of the carrying value of the loan over the fair value of the property less estimated costs to sell is charged-off to the reserve for loan losses. Any decline in the estimated fair value of OREO that occurs after the initial transfer from the loan portfolio and any costs of holding the property are recorded in "Other expense" in the Company's Consolidated Statements of Operations. Significant property improvements may be capitalized to the extent that carrying value does not exceed estimated fair value. The gain or loss on final disposition of an OREO is recorded in "Other expense" and is considered income/loss from continuing operations because it represents the final stage of the Company's loan collection process.

Timber and timberlands – Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated road amortization. The Company capitalizes timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, silviculture, herbicide application and the thinning of tree stands to improve growth. The cost of timber and timberlands typically is allocated between the timber and the land acquired, based on estimated relative fair values.

Timber carrying costs, such as real estate taxes, insect and wildlife control and timberland management fees, are expensed as incurred. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. Timber and timberlands are included in "Other investments" on the Company's Consolidated Balance Sheets (see Note 7).

Capitalized interest and project costs – The Company capitalizes pre-construction costs essential to the development of property, development costs, construction costs, real estate taxes, insurance and interest costs incurred during the construction periods for qualified build-to-suit projects for corporate tenants. The Company ceases cost capitalization when the property is held available for occupancy upon substantial completion of tenant improvements, but no later than one year from the completion of major construction activity. Capitalized interest was approximately $4.0 million, $1.9 million and $0.8 million for the years ended December 31, 2007, 2006 and 2005.

Cash and cash equivalents – Cash and cash equivalents include cash held in banks or invested in money market funds with original maturity terms of less than 90 days.

Restricted cash – Restricted cash represents amounts required to be maintained in escrow under certain of the Company's debt obligations, leasing and derivative transactions.

Non-cash activity – During 2005, in relation to the acquisition of a significant minority interest in Oak Hill (as defined and discussed in further detail in Note 7), the Company issued 1,164,310 shares of Common Stock.

Variable interest entities – In accordance with FIN 46R, the Company identifies entities for which control is achieved through means other than through voting rights (a "variable interest entity" or "VIE"), and determines when and which business enterprise, if any, should consolidate the VIE. In addition, the Company discloses information pertaining to such entities wherein the Company is the primary beneficiary or other entities wherein the Company has a significant variable interest.

During 2007, the Company closed on a €100 million commitment in Moor Park Real Estate Partners II, L.P. Incorporated ("Moor Park"). Moor Park is a third-party managed fund that was created to make investments in European real estate as a 33% investor alongside a sister fund. The Company determined that Moor Park is a VIE and that the Company is the primary beneficiary. As such, the Company consolidates this entity for financial statement purposes. As of December 31, 2007, Moor Park had $43.7 million of total assets, no debt and $1.3 million of minority interest. The investments held by this entity are presented in "Other investments" on the Company's Consolidated Balance Sheets as of December 31, 2007.

During 2006, the Company made an investment in TN NRDC, LLC ("TN"). TN was created to invest in a strategic real estate related opportunity in Canada. The Company determined that TN is a VIE and that the Company is the primary beneficiary. As such, the Company consolidates TN for financial statement purposes. As of December 31, 2007, TN had $101.6 million of total assets, no debt and $6.0 million of minority interest. The cost method investment held by this entity is presented in "Other investments" on the Company's Consolidated Balance Sheets.

During 2006, the Company made an investment in Madison Deutsche Andau Holdings, LP ("Madison DA"). Madison DA was created to invest in mortgage loans secured by real estate in Europe. The Company determined that Madison DA is a VIE and that the Company is the primary beneficiary. As such, the Company consolidates Madison DA for financial statement purposes. As of December 31, 2007, Madison DA had $67.0 million of total assets, no debt and $10.2 million of minority interest. The investments held by this entity are presented in "Loans and other lending investments" on the Company's Consolidated Balance Sheets.

Identified intangible assets and goodwill – Upon the acquisition of a business, the Company records intangible assets acquired at their estimated fair values separate and apart from goodwill. The Company determines whether such intangible assets have finite or indefinite lives. As of December 31, 2007, all such intangible assets acquired by the Company have finite lives. The Company amortizes finite lived intangible assets based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. The Company reviews finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company recognizes impairment loss on finite lived intangible assets if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is done at a level of reporting referred to as a reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

Fair values for goodwill and other finite lived intangible assets are determined using the market approach, income approach or cost approach, as appropriate.

As of December 31, 2007 and 2006, the Company had $98.6 million and $52.0 million of unamortized finite lived intangible assets primarily related to the acquisition of new CTL facilities and the acquisitions of Fremont CRE, Falcon Financial Investment Trust ("Falcon Financial") and certain partnership interests in AutoStar Realty Operating Partnership, L.P. ("AutoStar"). The total amortization expense for these intangible assets was $9.2 million, $3.8 million and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The estimated aggregate amortization costs for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 are $16.3 million, $16.3 million, $16.3 million, $15.9 million and $9.6 million, respectively.

Revenue recognition – The Company's revenue recognition policies are as follows:

Loans and other lending investments: Interest income is recognized using the effective interest method applied on a loan-by-loan basis.

On occasion, the Company may acquire loans at premiums or discounts based on the credit characteristics of such loans. These premiums or discounts are recognized as yield adjustments over the lives of the related loans. Loan origination or exit fees, as well as direct loan origination costs, are also deferred and recognized over the lives of the related loans as a yield adjustment, if management believes it is probable that such amounts will be received. If loans with premiums, discounts, loan origination or exit fees are prepaid, the Company immediately recognizes the unamortized portion as a decrease or increase in the prepayment gain or loss which is included in "Other income" on the Company's Consolidated Statements of Operations.

A small number of the Company's loans provide for accrual of interest at specified rates that differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower.

Prepayment penalties or yield maintenance payments from borrowers are recognized as additional income when received. Certain of the Company's loan investments provide for additional interest based on the borrower's operating cash flow or appreciation of the underlying collateral. Such amounts are considered contingent interest and are reflected as income only upon certainty of collection.

Leasing investments: Operating lease revenue is recognized on the straight-line method of accounting from the later of the date of the origination of the lease or the date of acquisition of the facility subject to existing leases. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as "Deferred operating lease income receivable" on the Company's Consolidated Balance Sheets.

Reserve for loan losses – The Company maintains a reserve for loan losses at a level that management believes to be adequate to absorb estimated probable credit losses inherent in the loan portfolio. The reserve is increased through the "Provision for loan losses" on the Company's Consolidated Statements of Operations and decreased by the amount of charge-offs, net of recoveries. The Company's determination of the adequacy of the reserve is based on periodic evaluations of the loan portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, all of which may be susceptible to significant change, including, among others:

- Expected default probabilities;
- Loss given default;
- Exposure at default;
- Amounts and timing of expected future cash flows on impaired loans;
- Value of collateral;
- Changes in economic conditions; and
- Potential estimation or judgmental imprecision.

The reserve for loan losses includes a formula-based component and an asset-specific component. The formula-based reserve component covers performing loans and is the product of the probability of default and loss given default estimates based primarily on internal loan risk ratings. Loss factors are based on industry and/or internal experience and may be adjusted for significant factors that, based on the Company's judgment, impact the collectibility of the loans as of the balance sheet date.

The asset-specific reserve component relates to provisions for losses on loans considered impaired and measured pursuant to Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairments of a Loan," ("SFAS 114"). The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the loan agreement on a timely basis. A reserve is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than the carrying value of that loan. Each of our nonperforming loans or NPLs are evaluated for impairment individually.

Loans are placed on non-accrual status at such time as: (1) management determines the borrower is incapable of, or has ceased efforts toward, curing the cause of the impairment; (2) the loan becomes 90 days delinquent; (3) the loan has a maturity default; or (4) the net realizable value of the loan's underlying collateral approximates the Company's carrying value of such loan. While on non-accrual status, loans are either accounted for on a cash basis, in which interest income is recognized only upon actual receipt, or on a cost-recovery basis, in which all receipts reduce loan carrying value, based on the Company's judgement as to collectibility of principal.

The Company's loans are generally collateralized by real estate assets or are corporate lending arrangements to entities with significant real estate holdings and other corporate assets. While the underlying real estate assets for the corporate lending instruments may not serve as collateral for the Company's investments in all cases, the Company evaluates the underlying real estate assets when estimating loan loss exposure because the Company's loans generally have restrictions as to how much senior and/or secured debt the customer may borrow ahead of the Company's position.

Allowance for doubtful accounts – The Company has established policies that require a reserve on the Company's accrued operating lease income receivable balances and on the deferred operating lease income receivable balances. The reserve covers asset-specific problems (e.g., bankruptcy) as they arise, as well as a portfolio reserve based on management's evaluation of the credit risks associated with these receivables.

Derivative instruments and hedging activity – The Company recognizes derivatives as either assets or liabilities on the Company's Consolidated Balance Sheets at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability.

For fair value hedges, changes in the fair value of the derivative, along with changes in the fair value of the respective hedged item are reported in earnings in "Other expense" on the Company's Consolidated Statements of Operations.

The effective portion of the change in fair value of a derivative that is designated as a cash flow hedge is reported in "Accumulated other comprehensive income (losses)" on the Company's Consolidated Balance Sheets and is recognized on the same line on the Company's Consolidated Statements of Operations as the hedged item. The ineffective portion of a change in fair value of a cash flow hedge is reported in "Other expense" on the Company's Consolidated Statements of Operations. The net interest receivable or payable on the interest rate swaps is accrued and recognized as an adjustment to "Interest expense" on the Company's Consolidated Statements of Operations.

Derivatives that are not designated as fair value or cash flow hedges are considered economic hedges, with changes in fair value reported in current earnings in "Other income" on the Company's Consolidated Statements of Operations. The Company does not enter into derivatives for trading purposes.

The Company formally documents all hedging relationships at inception, including its risk management objective and strategy for undertaking the hedge transaction. The hedge instrument and the hedged item are designated at the execution of the hedge instrument or upon re-designation during the life of the hedge. Hedge effectiveness is assessed and measured under identical time periods and the Company utilizes the cumulative hypothetical derivative method to assess and measure effectiveness. In addition, the Company does not exclude any component of the derivative's gain or loss in the assessment of effectiveness.

Stock-based compensation – The Company measures compensation costs for restricted stock awards as of the date of grant and expenses such amounts against earnings, either at the grant date (if no vesting period exists) or ratably over the respective vesting/service period.

The Company follows the fair-value method of accounting for options issued to employees or directors. Accordingly, the Company recognizes a charge equal to the fair value of these options at the date of grant multiplied by the number of options issued. This charge is amortized over the related remaining vesting terms to individuals as additional compensation.

Disposal of long-lived assets – The results of operations from CTL assets sold or held for sale in the current and prior periods are classified as "Income from discontinued operations" on the Company's Consolidated Statements of Operations even though such income was actually recognized by the Company prior to the asset sale. Gains from the sale of CTL assets are classified as "Gain from discontinued operations, net" on the Company's Consolidated Statements of Operations.

Depletion – Depletion relates to the Company's investment in timberland assets. Assumptions and estimates are used in the recording of depletion. An annual depletion rate for each timberland investment is established by dividing book cost of timber by estimated standing merchantable inventory. Changes in the assumptions and/or estimations used in these calculations may affect the Company's results, in particular depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates and changes in the age when timber is considered merchantable.

Income taxes – The Company is subject to federal income taxation at corporate rates on its "REIT taxable income;" however, the Company is allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation at the shareholder level only. In addition, the Company is allowed several other deductions in computing its "REIT taxable income," including non-cash items such as depreciation expense. These deductions allow the Company to shelter a portion of its operating cash flow from its dividend payout requirement under federal tax laws. The Company intends to operate in a manner consistent with and to elect to be treated as a REIT for tax purposes.

The Company can participate in certain activities from whic it was previously precluded in order to maintain its qualification as REIT, as long as these activities are conducted in entities which elect t be treated as taxable subsidiaries under the Code, subject to certai limitations. As such, the Company, through its taxable REIT sub sidiaries ("TRSs"), is engaged in various real estate related opportuni ties, including but not limited to: (1) managing corporate credit-oriente investment strategies; (2) certain activities related to the purchase an sale of timber and timberlands; and (3) servicing certain loan portfolios The Company will consider other investments through TRS entities suitable opportunities arise. The Company's TRS entities are not con solidated for federal income tax purposes and are taxed as corpora tions. For financial reporting purposes, current and deferred taxes ar provided for in the portion of earnings recognized by the Company wit respect to its interest in TRS entities and are included in "General an administrative" on the Company's Consolidated Statements o Operations. Deferred income taxes reflect the net tax effects of tempo rary differences between the carrying amount of assets and liabilitie for financial reporting purposes and the amounts used for income ta purposes, as well as operating loss and tax credit carryforwards. Th tax effects of our temporary differences and carryforwards ar recorded as deferred tax assets and deferred tax liabilities, included i "Deferred expenses and other assets" and "Accounts payable, accrue expenses and other liabilities," respectively, on the Company' Consolidated Balance Sheets. Such amounts are not material to th Company's Consolidated Financial Statements. Accordingly, except fo the Company's taxable REIT subsidiaries, no current or deferred fed eral taxes are provided for in the Consolidated Financial Statements.

Earnings per common share – In accordance with Emergin Issues Task Force 03-6, ("EITF 03-6"), "Participating Securities and th Two-Class Method under FASB Statement No. 128, Earnings Pe Share," the Company presents both basic and diluted earnings pe share ("EPS") for common shareholders and HPU holders. EITF 03- must be utilized in calculating earnings per share by a company tha has issued securities other than common stock that contractuall entitles the holder to participate in dividends and earnings of the com pany when, and if, the company declares dividends on its commo stock. Vested HPU shares are entitled to dividends of the Compan when dividends are declared. Basic earnings per share ("Basic EPS for the Company's Common Stock and HPU shares are computed b dividing net income allocable to common shareholders and HPU hold ers by the weighted average number of shares of Common Stock an HPU shares outstanding for the period, respectively. Diluted earning per share ("Diluted EPS") would be computed similarly, however, reflects the potential dilution that could occur if securities or othe contracts to issue common stock were exercised or converted int common stock, where such exercise or conversion would result in lower earnings per share amount.

As discussed in Note 9, the conditions for conversion relate to the Company's Convertible Notes have not been met. If the cond tions for conversion are met, the Company may choose to pay in cas and/or Common Stock; however, if this occurs, the Company has th intent and ability to settle this debt in cash. Accordingly, there was n impact on the Company's diluted earnings per share for any of the periods presented. The FASB is contemplating an amendment to SFAS No. 128, "Earnings Per Share," ("SFAS 128"), that would require the Company to ignore the cash presumption of net share settlement and to assume share settlement for purposes of calculating diluted earnings per share. Although the Company is now required to ignore the contingent conversion provision on its Convertible Notes under EITF 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share", it can still presume that it will satisfy the net share settlement of the par value upon conversion of the notes in cash, and thus exclude the effect of the conversion of the notes in its calculation of diluted earnings per share. If and when the FASB amends SFAS 128, the effect of the changes would require the Company to use the if-converted method in calculating diluted earnings per share except when the effect would be anti-dilutive.

New accounting standards

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company will adopt SFAS 141(R) as required, and management is still evaluating the impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as noncontrolling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to fiscal years preceding the effective date are not permitted. The Company will adopt SFAS 160 on January 1, 2009, as required, and management is still evaluating the impact on the Company's Consolidated Financial Statements.

In February 2007, the FASB released Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value and is effective for the first fiscal year beginning after November 15, 2007. The Company will adopt SFAS No. 159 on January 1, 2008, as required, and management believes it will not have a significant impact on the Company's Consolidated Financial Statements.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the exchange price notion in the fair value definition to mean the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This statement also clarifies that market participant assumptions should include assumptions about risk, should include assumptions about the effect of a restriction on the sale or use of an asset and should reflect its nonperformance risk (the risk that the obligation will not be fulfilled). Nonperformance risk should include the reporting entity's credit risk. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 on January 1, 2008, as required, and management believes it will not have a significant impact on the Company's Consolidated Financial Statements.

In July 2006, the FASB released Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. A tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007, as required. As a result of the implementation of FIN 48, the Company did not have any unrecognized tax benefits or any additional tax liabilities as of January 1, 2007 or as of December 31, 2007. The Company's policy is to recognize interest expense and penalties related to uncertain tax positions, if any, as income tax expense, which is included in "General and administrative" costs on the Company's Consolidated Statement of Operations.

In March 2006, the FASB released Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets." SFAS No. 156 was issued to simplify the accounting for servicing rights and to reduce the volatility that results from the use of different measurement attributes for servicing rights and the related financial instruments used to economically hedge risks associated with those servicing rights. SFAS No. 156 modifies the accounting for servicing rights by: (1) clarifying when a separate asset or servicing liability should be recognized; (2) requiring a separately recognized servicing asset or servicing liability to be measured at fair value; (3) allowing entities to subsequently measure servicing rights either at fair value or under the amortization method for each class of a separately recognized servicing asset or servicing liability; (4) permitting a one-time reclassification of available-for-sale securities to trading securities; and (5) requiring separate presentation of servicing assets and servicing liabilities subsequently measured at fair value. SFAS No. 156 is effective in annual periods beginning after September 15, 2006. The Company adopted SFAS No. 156 during 2007, as required, and it did not have a significant impact on the Company's Consolidated Financial Statements.

In February 2006, the FASB released Statement of Financial Accounting Standards No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments." The key provisions of SFAS No. 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips (IOs) and principal-only strips (POs) from derivative accounting under paragraph 14 of SFAS No. 133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a qualifying special-purpose entity (QSPE) holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. SFAS No. 155 is effective for annual periods beginning after September 15, 2006. The Company adopted SFAS No. 155 during 2007, as required, and it did not have a significant impact on the Company's Consolidated Financial Statements.

Note 4 – Acquisitions

Fremont CRE

On July 2, 2007, the Company completed the acquisition of the commercial real estate lending business and $6.27 billion commercial real estate loan portfolio ("Fremont CRE") from Fremont Investment & Loan ("Fremont"), a subsidiary of Fremont General Corporation, pursuant to a definitive purchase agreement dated May 21, 2007. Concurrently, the Company completed the sale of a $4.20 billion participation interest ("Fremont Participation") in the same loan portfolio to Fremont, pursuant to a definitive loan participation agreement dated July 2, 2007. The net cash purchase price of $1.89 billion was funded with proceeds from borrowings under a short-term interim financing facility obtained by the Company, which bears interest at LIBOR + 0.5% (see Note 9 for further detail).

Fremont's commercial real estate business, which was one of its two primary reportable segments, originated commercial first mortgage loans, which are principally bridge and construction loan facilities, out of nine field offices.

Under the terms of the loan participation agreement, th Company is responsible for funding approximately $3.72 billion of exist ing unfunded loan commitments associated with the portfolio over th next several years. The balance of unfunded commitments required t be funded was $2.54 billion as of December 31, 2007. Fremont wi receive 70% of all principal collected from the purchased loan portfoli including principal collected from the unfunded loan commitments, unt the $4.20 billion principal amount of Fremont's loan participation inter est is repaid. The participation interest pays floating interest at LIBO +1.50% and the Company accounted for the issuance of the participa tion as a sale in accordance with Statement of Financial Accountin Standards No. 140 ("SFAS No. 140") "Accounting for Transfers an Servicing of Financial Assets and Extinguishments of Liabilities."

The Company accounted for the business combination unde the purchase method. Under the purchase method, the asset acquired and liabilities assumed were recorded at their fair values as o the acquisition date. Any excess of the purchase price over the fai value of the net assets acquired was recorded as goodwill. The follow ing table shows the fair values, as of the date of the acquisition, of th assets purchased, liabilities assumed and participation interest sold i the transaction with Fremont (in thousands):

Loan principal	$ 6,270,667
Loan discount, net	(265,830)
Loan participation interest sold	(4,201,208)
Accrued interest	43,218
Other assets	1,589
Intangible assets	22,500
Goodwill	25,154
Other liabilities	(2,389)
Net assets acquired	$ 1,893,701

The acquisition resulted in the recognition of $17.9 million c customer relationship intangibles and $4.6 million of acquired technol ogy intangibles with useful lives ranging from 2.5 to 5.5 years. As c December 31, 2007, the Company had unamortized intangible asset related to the acquisition of $20.0 million and included these i "Deferred expenses and other assets" on the Company's Consolidate Balance Sheets.

The purchase of Fremont's commercial real estate organiza tion expands the Company's geographic reach, almost doubles th number of employees and creates a strong construction lending an direct loan origination platform. The excess of the acquisition price ove the fair value of the net assets acquired resulted in the recognition c $25.2 million of goodwill. Goodwill is tested annually for impairment. Th most recent impairment test was performed by the Company durin the fourth quarter of 2007 and no impairment was identified.

Acquired Loan Portfolio

AICPA Statement of Position 03-3 ("SOP 03-3") prescribes the accounting treatment for acquired loans with evidence of credit deterioration for which it is probable, at acquisition, that all contractually required payments will not be received. As of the date of acquisition and subsequent to the loan participation, the Company recorded 18 impaired loans under SOP 03-3 at a fair value of $133.5 million. The majority of these loans are on the cost recovery basis until a reasonable expectation about the timing and amount of cash flows expected to be collected is determined.

During 2007, interest income of $5.7 million was recognized on two SOP 03-3 loans. Additionally, there were two SOP 03-3 loans with a total initial carrying value of $59.3 million were repaid during 2007 and one loan with an initial carrying value of $58.4 million was foreclosed upon. As of December 31, 2007, the Company had 15 remaining SOP 03-3 loans with a cumulative book value of $404.1 million, net of a discount of $43.1 million. This amount does not reflect Fremont's allocable participation interest in the individual loans.

The remaining acquired loans were recorded at a fair value of $1.65 billion, representing a discount to par of $224.5 million. This discount will be amortized through interest income over the lives of the individual loans. During the year ended December 31, 2007, the Company recognized approximately $100.7 million of interest income related to the amortization of purchase discount, leaving an unamortized balance of $123.8 million.

Supplemental Pro Forma Information (unaudited)

The following table summarizes unaudited pro forma financial information assuming the Fremont CRE acquisition took place at the beginning of the periods presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have existed had the acquisition occurred on the assumed dates and it is not necessarily indicative of future results. In addition, the following pro forma financial information has not been adjusted to reflect any operating efficiencies that may be realized as a result of the acquisition (in thousands, except per share data):

For the Year Ended December 31,	2007	2006
Total revenue	$1,697,195	$1,468,825
Net income	$ 416,997	$ 564,699
Net income per common share:		
Basic	$ 2.89	$ 4.44
Diluted	$ 2.87	$ 4.40

AutoStar Partners' Buyout

On June 8, 2004, AutoStar was created to provide real estate financing solutions to automotive dealerships and related automotive businesses. AutoStar was owned 0.5% by AutoStar Realty GP LLC (the "GP") and 99.5% by AutoStar Investors Partnership LLP (the "LP"). The GP was initially funded and owned 93.3% by iStar Automotive Investments, LLC, a wholly-owned subsidiary of the Company, and 6.7% by CP AutoStar, LP, an entity owned and controlled by two entities unrelated to the Company. The LP was initially funded and owned 93.3% by iStar Automotive Investments, LLC and 6.7% by CP AutoStar Co-Investors, LP, an entity controlled by two entities unrelated to the Company. During 2006, the Company bought out the interests that were held by two of the unrelated partners for a total purchase price of $31.7 million and entered into a five-year service agreement with the general partners of those entities. During 2007, the Company bought out the final remaining AutoStar unit holder for a total purchase price of $4.5 million. All of the purchases were accounted for as business combinations. There were $13.4 million and $1.1 million of tangible and finite lived intangible assets identified in the business combinations during 2007 and 2006, respectively, that will be amortized over five to 38 years. In addition, the acquisitions resulted in an aggregate of $8.9 million of goodwill, $0.4 million in 2007 and $8.5 million in 2006. The goodwill is tested annually for impairment with $4.7 million as part of the Real Estate and Corporate Lending reportable segment and $4.2 million as part of the Corporate Tenant Leasing reportable segment. The most recent impairment test was performed by the Company during the fourth quarter of 2007 in accordance with the Company's accounting policy, as part of the Real Estate and Corporate Lending and Corporate Tenant Leasing reportable segments and no impairment was identified.

Falcon Financial Investment Trust

On January 20, 2005, the Company signed a definitive agreement to acquire Falcon Financial Investment Trust ("Falcon Financial"), an independent finance company dedicated to providing long-term capital to automotive dealers throughout North America. Falcon Financial was a borrower of the Company at the time of signing the definitive agreement. Under the terms of the agreement, the Company commenced a cash tender offer to acquire all of Falcon Financial's outstanding shares at a price of $7.50 per share for an aggregate equity purchase price of approximately $120.0 million. On March 3, 2005, the Company completed the merger of Falcon Financial with an acquisition subsidiary of the Company and acquired 100% ownership of Falcon Financial.

The purchase of Falcon Financial was accounted for as a business combination. There were approximately $2.0 million of finite lived intangibles identified in the business combination that are being amortized over two to 21 years. As of December 31, 2007 and 2006, the Company had unamortized intangibles related to the acquisitions of $1.3 million and $1.4 million, respectively, and included these in "Deferred expenses and other assets" on the Company's Consolidated Balance Sheets. In addition, the acquisition resulted in approximately $9.2 million of goodwill. The goodwill is tested annually for impairment. The most recent impairment test was performed by the Company during the fourth quarter of 2007 in accordance with the Company's accounting policy, as part of the Real Estate and Corporate Lending reportable segment and no impairment was identified. On May 1, 2005, the assets acquired in the Falcon Financial acquisition were merged with AutoStar.

Note 5 – Loans and Other Lending Investments

The following is a summary description of the Company's loans and other lending investments ($ in thousands):[1]

Type of Investment	Underlying Property Type	Number of Borrowers In Class	Principal Balances Outstanding	Carrying Value as of December 31, 2007	Carrying Value as of December 31, 2006	Effective Maturity Dates	Contractual Interest Payment Rates[2]	Contractual Interest Accrual Rates[2]
Senior Mortgages[3][4][6]	Office/ Residential/ Retail/Industrial, R&D/ Mixed Use/Hotel/ Land/Entertainment, Leisure/Other	367	$8,550,616	$ 8,356,716	$3,999,093	2008 to 2026	Fixed: 6.5% to 20% Variable: LIBOR + 1.75% to LIBOR + 8.5%	Fixed: 6.5% to 20% Variable: LIBOR + 1.75% to LIBOR + 8.5%
Subordinate Mortgages[3][4][5][6]	Office/Residential/ Retail/Mixed Use/ Hotel/Land/ Entertainment, Leisure/Other	25	654,994	649,794	615,031	2008 to 2018	Fixed: 5% to 10.5% Variable: LIBOR + 2.75% to LIBOR + 7.75%	Fixed: 7.32% to 25% Variable: LIBOR + 2.75% to LIBOR + 10%
Corporate/ Partnership Loans[3][4][5][6]	Office/Residential/ Retail/Industrial, R&D/Mixed Use/ Hotel/Land/Other	49	1,730,632	1,712,941	1,347,249	2008 to 2046	Fixed: 4.5% to 17.5% Variable: LIBOR + 2% to LIBOR + 7%	Fixed: 8.5% to 18% Variable: LIBOR + 2% to LIBOR + 14%
Total Loans				10,719,451	5,961,373			
Reserve for Loan Losses				(217,910)	(52,201)			
Total Loans, net				10,501,541	5,909,172			
Other Lending Investments – Securities[3][6]	Retail/Industrial, R&D/Entertainment, Leisure/Other	8	481,765	447,813	890,678	2012 to 2023	Fixed: 6% to 9.25% Variable: LIBOR + 5.63%	Fixed: 6% to 9.25% Variable: LIBOR + 5.63%
Total Loans and Other Lending Investments, net				$10,949,354	$6,799,850			

Explanatory Notes:

(1) Details (other than carrying values) are for loans outstanding as of December 31, 2007.

(2) Substantially all variable-rate loans are based on either 30-day LIBOR and reprice monthly or six-month LIBOR and reprice semi-annually. The 30-day LIBOR and six-month LIBOR December 31, 2007 was 4.6% and 4.6%, respectively. As of December 31, 2007, 10 loans with a combined carrying value of $399.2 million have a stated accrual rate that exceeds the stat pay rate.

(3) Certain loans require fixed payments of principal resulting in partial principal amortization over the term of the loan with the remaining principal due at maturity.

(4) As of December 31, 2007, 31 loans with a combined carrying value of $1.26 billion are on non-accrual status. As of December 31, 2006, two loans with a combined carrying value of $61.5 m lion were on non-accrual status.

(5) As of December 31, 2007, four loans with a combined carrying value of $93.8 million have stated accrual rates of up to 25%, however, no interest is due until their scheduled maturities ran ing from 2009 to 2014. One Corporate/Partnership loan, with a carrying value of $57.0 million, has a stated accrual rate of 12.8% and no interest is due until its scheduled maturity in 2046.

(6) As of December 31, 2007, includes foreign denominated loans with combined carrying values of approximately £176.4 million, €220.8 million, CAD 43.6 million and SEK 154.8 million. Amour in table have been converted to U.S. dollars based on exchange rates in effect at December 31, 2007.

Excluding the acquisition of Fremont, during the years ended December 31, 2007 and 2006, the Company originated or acquired an aggregate of approximately $2.56 billion and $3.32 billion in loans and other lending investments, respectively. Excluding amounts related to loans participated to Fremont, during the years ended December 31, 2007 and 2006, the Company funded $1.78 billion and $770.5 million, respectively, under existing loan commitments and received principal repayments of $2.15 billion and $1.96 billion, respectively. During the year ended December 31, 2007, the Company funded $546.0 million related to loans participated to Fremont.

During the year ended December 31, 2007, the Company sold one security designated as available-for-sale for gross proceeds of $4.8 million and a gross gain on sale of $0.1 million. During the year ended December 31, 2006, the Company sold five securities designated as available-for-sale for gross proceeds of $10.2 million and gross gains on sales of $0.4 million. The specific identification method was used to calculate the gain on sales.

As of December 31, 2007, the Company had 296 loans with unfunded commitments. The total unfunded commitment amount was approximately $5.97 billion, of which $1.00 billion was discretionary and $4.97 billion was nondiscretionary.

Reserve for loan losses – Changes in the Company's reserve for loan losses were as follows (in thousands):

Reserve for loan losses, December 31, 2004	$ 42,436
Provision for loan losses	2,250
Reserve acquired in acquisition of Falcon Financial	2,190
Reserve for loan losses, December 31, 2005	46,876
Provision for loan losses	14,000
Charge-offs	(8,675)
Reserve for loan losses, December 31, 2006	52,201
Provision for loan losses	185,000
Charge-offs	(19,291)
Reserve for loan losses, December 31, 2007	$217,910

The Company has reflected provisions for loan losses of $185.0 million, $14.0 million and $2.3 million in its results of operations for the years ended December 31, 2007, 2006 and 2005, respectively. These provisions represent increases to the Company's reserve for loan losses based on management's estimate of probable credit losses inherent in the loan portfolio (see Note 3 – Reserve for loan losses).

As of December 31, 2007, the Company identified loans with a gross loan value of $1.00 billion that met the Company's definition of being impaired (see Note 3 – Reserve for loan losses). Gross loan value represents the Company's carrying value of a loan and the portion of the loan that is owned by Fremont through the loan participation agreement. It represents what the carrying value of the loan would have been if the loan participation had not occurred. Under the terms of the participation, Fremont will receive 70% of all loan principal payments, including principal that the Company has funded. Therefore, the Company is in the first loss position. As such, the Company believes that presentation of the total recorded investment is more relevant than a presentation of the Company's carrying value when assessing the Company's risk of loss on the loans in the Fremont CRE Portfolio. The Company assessed each of the loans for impairment and determined that loans with a cumulative recorded investment of $510.0 million required specific reserves totaling $91.6 million and that the remaining loans with a total recorded investment of $499.2 million did not require any specific reserves. All impaired loans are included on the Company's nonperforming loan list and are on non-accrual status as of December 31, 2007. The $91.6 million provision for the specific reserves is included in the total provision for loan losses of $185.0 million, recorded in 2007. The average carrying value of impaired loans were approximately $844.4 million and $36.2 million during the years ended December 31, 2007 and 2006, respectively.

During the year ended December 31, 2007, the Company received title to properties in satisfaction of five senior mortgage loans, with cumulative carrying values of $309.1 million, for which those properties had served as collateral. During 2007, the Company recorded charge-offs totaling $19.3 million that related to three of these loans. There were no charge-offs recorded in 2007 in respect to the other two loans. The amounts charged-off represent the difference between the Company's carrying values in the loans and the respective estimated fair values of the net assets received through foreclosure or in lieu of payment. The Company recorded the estimated fair values of the net assets received in respect to four of the loans in "Other real estate owned" on the Company's Consolidated Balance Sheets, as the Company plans to sell these properties. The estimated fair value of the property received in respect to the fifth loan was recorded in "Corporate tenant lease assets, net" and a portion of the value attributable to intangible assets was separately recorded in "Other investments," on the Company's Consolidated Balance Sheets, as the Company intends to hold this property for use (see Note 6 for further detail).

During the year ended December 31, 2006, the Company recorded total charge-offs of $8.7 million, related to three separate loans. Of the total, $5.5 million was from a direct charge-off on a mezzanine loan. In 2007, the Company took title to the property that served as collateral for both this loan and a senior mortgage loan, when the senior loan defaulted (see above). In addition, $3.0 million was from a direct charge-off on a senior mortgage loan. In 2007, the Company took title to the property serving as collateral on this loan and did not record any additional charge-offs related to that transaction.

Securities – As of December 31, 2007, the carrying value of Other Lending Investments – Securities includes $423.3 million of held-to-maturity securities with an aggregate fair value of $422.9 million and gross unrealized gains of $3.6 million and losses of $4.0 million. As of December 31, 2007, the aggregate fair value of securities with unrealized losses was $216.6 million and none of the securities had been in a continuous unrealized loss position for 12 months or longer. The carrying value also includes $19.9 million of available-for-sale securities recorded at fair value for which a cumulative unrealized loss of $4.4 million is recorded in "Accumulated other comprehensive income (losses)" on the Company's Consolidated Balance Sheets. Included in Other Lending Investments – Securities are $220.4 million of held-to-maturity securities that mature in one to five years, $202.9 million of held-to-maturity securities that mature in five to ten years and $19.9 million of available-for-sale securities that mature in five to 10 years.

In December of 2007, the Company determined that unrealized losses on securities representing two credits were other-than-temporary and recorded impairment charges totaling $134.9 million in "Other expenses" on the Company's Consolidated Statements of Operations." The impairment charge was based on market prices as of December 31, 2007.

Other real estate owned – "Other real estate owned" on the Company's Consolidated Balance Sheets includes real estate assets received through foreclosure or in-lieu of payment on certain nonperforming loans in the Company's loan portfolio. In December, 2007, the Company recorded properties with combined estimated fair value of $123.0 million into OREO. Prior to the Company taking title to these assets, they had served as collateral on three nonperforming loans. As of December 31, 2007, the Company had also transferred one property with a carrying value of $5.6 million, which had previously been classified in "Assets held for sale" on the Company's Consolidated Balance Sheets, into OREO. The Company recorded $0.5 million of net expenses in "Other Expense" on the Company's Consolidated Statements of Operations related to holding costs for these properties.

Fremont Loan Participation – On July 2, 2007, the Company completed the sale of a $4.20 billion participation interest in the $6.27 billion acquired loan portfolio to Fremont pursuant to a definitive loan participation agreement. Under the terms of the loan participation agreement, the Company is responsible for funding approximately $3.72 billion of existing unfunded loan commitments associated with the portfolio over the next several years. The balance of unfunded loan commitments required to be funded was $2.54 billion as of December 31, 2007. Fremont will receive 70% of all principal collected from the purchased loan portfolio, including principal collected from the unfunded loan commitments, until the $4.20 billion principal amount of Fremont's loan participation interest is repaid. The Fremont Participation pays floating interest at LIBOR + 1.50% and the Company accounted for the issuance of the participation as a sale in accordance with SFAS 140.

Changes in the outstanding acquired loan portfolio participation balance were as follows (in thousands):

Loan participation, July 2, 2007	$ 4,201,208
Principal repayments[1]	(1,220,970)
Loan participation, December 31, 2007	$ 2,980,238

Explanatory Note:

(1) Includes $191.9 million of principal repayments received by the Company that have not yet been remitted to Fremont and are reflected as a payable in "Accounts payable, accrued expenses and other liabilities" on the Company's Consolidated Balance Sheets.

Note 6 – Corporate Tenant Lease Assets

During the years ended December 31, 2007 and 2006, the Company acquired an aggregate of approximately $314.9 million and $62.2 million in CTL assets and disposed of CTL assets for net proceeds of approximately $70.2 million and $109.4 million, respectively. In addition, in March 2007, the Company received title to property with a fair value of $156.8 million that served as collateral for a senior mortgage loan. The Company allocated $120.4 million of this fair value to CTL assets and the remainder was allocated to CTL intangibles (see Note 8).

The Company's investments in CTL assets, at cost, were a follows (in thousands):

	December 31, 2007	December 31, 2006
Facilities and improvements	$2,996,386	$2,670,424
Land and land improvements	730,495	762,530
Less: accumulated depreciation	(417,015)	(348,160)
Corporate tenant lease assets, net	$3,309,866	$3,084,794

The Company's CTL assets are leased to customers with in tial term expiration dates from 2008 to 2075. Future minimum operat ing lease payments under non-cancelable leases, excluding custome reimbursements of expenses, in effect at December 31, 2007, ar approximately as follows (in thousands):

Year	Amount
2008	$ 332,053
2009	331,529
2010	327,080
2011	318,881
2012	306,996
Thereafter	2,826,420

Under certain leases, the Company is entitled to receive add tional participating lease payments to the extent gross revenues of th corporate customer exceed a base amount. The Company earne approximately $0.1 million, $0.7 million and $0 in additional participatin lease payments on such leases during the years ended December 3 2007, 2006 and 2005, respectively. In addition, the Company als receives reimbursements from customers for certain facility operatin expenses including common area costs, insurance and real estat taxes. Customer expense reimbursements for the years ende December 31, 2007, 2006 and 2005 were approximately $35.7 millio $27.1 million and $24.7 million, respectively, and are included as reduction of "Operating costs – corporate tenant lease assets" on th Company's Consolidated Statements of Operations.

The Company is subject to expansion option agreements wit three existing customers which could require the Company to fund an to construct up to 171,000 square feet of additional adjacent space o which the Company would receive additional operating lease incom under the terms of the option agreements. Upon exercise of suc expansion option agreements, the corporate customers would b required to simultaneously extend their existing lease terms fo additional periods ranging from six to 10 years. Additionally, th Company has an obligation, through February 28, 2009, to consider a existing customer's pending proposal to acquire and construct up t seven additional sites similar to those already included in the cus tomer's lease agreement, which could require funding by the Compan of up to $200 million. Upon completion of each site, the Company woul receive additional operating lease income under the terms of the exis ing lease agreement and extend the lease for a period of 25 years.

Certain CTL assets are subject to mortgage liens. For the yea ended December 31, 2007, 27 CTL assets were encumbered wit

11 mortgages with an outstanding balance of approximately $316.8 million and for the year ended December 31, 2006, 28 CTL assets were encumbered with 12 mortgages with an outstanding balance of $328.3 million. The mortgages' balances range in amount from approximately $5.6 million to $122.7 million and have maturity dates ranging from 15 months to 19 years. All mortgages have fixed interest rates ranging from 6.4% to 8.4% (see Note 9 and Schedule III for further detail).

As of December 31, 2007, the Company had $68.4 million of nondiscretionary unfunded commitments related to ten CTL investments. These commitments generally fall into two categories: (1) pre-approved capital improvement projects; and (2) new or additional construction costs. Upon completion of the improvements or construction, the Company will receive additional operating lease income from the customers. In addition, the Company had $15.5 million of nondiscretionary unfunded commitments related to 12 existing customers in the form of tenant improvements which were negotiated between the Company and the customers at the commencement of the leases.

In April 2006, the Company signed a lease termination agreement with a customer that occupied 12 facilities that were subject to separate cross-defaulted leases. As a result of this transaction, the Company recorded impairment charges of $5.7 million in "Operating costs - corporate tenant lease assets," and termination fees of $9.1 million in "Other income," in the second quarter of 2006. These amounts are reflected in the Company's Consolidated Statements of Operations for the year ended December 31, 2006.

As of December 31, 2007, there were three CTL assets with an aggregate book value of $74.3 million classified as "Assets held for sale" on the Company's Consolidated Balance Sheets.

The Company sold eight, 10 and five CTL assets for net proceeds of $70.2 million, $109.4 million and $36.9 million and realized gains of approximately $7.8 million, $24.2 million and $6.4 million during the years ended December 31, 2007, 2006 and 2005, respectively.

One of the 10 assets sold during the year ended December 31, 2006 was sold for $2.1 million less than its carrying value. Therefore, the Company recorded an impairment charge of $2.1 million in "Income from discontinued operations" on the Company's Consolidated Statements of Operations.

Note 7 - Other Investments

Other investments consist of the following items (in thousands):

	December 31, 2007	December 31, 2006
Equity method investments	$482,170	$452,765
Cost method investments	173,788	142,613
Timber and timberlands, net(1)	129,600	146,910
CTL intangibles, net(2)	69,912	41,358
Marketable securities	1,139	6,001
Other investments	$856,609	$789,647

Explanatory Notes:

(1) Accumulated depletion on timber and timberlands was $14.1 million and $8.3 million as of December 31, 2007 and 2006, respectively.

(2) Accumulated amortization on CTL intangibles was $15.5 million and $8.0 million as of December 31, 2007 and 2006, respectively.

Equity method investments - Equity method investments consist of investments in joint ventures and other strategic investments that are required to be accounted for under the equity method. Income or loss generated from the Company's equity method investments are included in "Earnings from equity method investments" on the Company's Consolidated Statements of Operations.

As of December 31, 2007, the Company owned 42.75% interests in Oak Hill Advisors, L.P. and Oak Hill Credit Alpha MGP, LLC, 48.1% interests in OHSF GP Partners II, LLC and OHSF GP Partners III, LLC, a 45.5% interest in Oak Hill Credit Opportunities MGP, LLC and 47.5% interests in OHA Finance MGP, LLC and OHA Capital Solutions MGP, LLC (collectively, "Oak Hill"). Oak Hill engages in investment and asset management services. The Company has determined that all of these entities are variable interest entities and that an external member is the primary beneficiary. As such, the Company accounts for these ventures under the equity method. Upon acquisition of the original interests in Oak Hill there was a difference between the Company's book value of the equity investments and the underlying equity in the net assets of Oak Hill of approximately $200.2 million. The Company allocated this value to identifiable intangible assets of approximately $81.8 million and goodwill of $118.4 million. The unamortized balance related to intangible assets for these investments was approximately $58.4 million and $64.5 million as of December 31, 2007 and 2006, respectively. The Company's carrying value in Oak Hill was $199.6 million and $201.7 million at December 31, 2007 and 2006, respectively, and the Company recognized equity in earnings from these entities of $31.9 million, $27.1 million and $11.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, the Company owns a 46.7% interest in TimberStar Southwest Holdco LLC ("TimberStar Southwest"), through its majority-owned subsidiary TimberStar Operating Partnership, L.P. ("TimberStar"). TimberStar Southwest was created to acquire and manage a diversified portfolio of timberlands located in Texas, Louisiana and Arkansas. The Company accounts for this investment under the equity method due to the venture's external partners having certain participating rights giving them shared control. Upon acquisition, there was a $1.0 million difference between the Company's book value of the equity investment and the underlying equity in the net assets of the entity, which the Company allocated to identifiable intangible assets. The Company is amortizing this amount over 20 years and as of December 31, 2007 and 2006, the unamortized balance was $0.9 million and $1.0 million, respectively. The Company's carrying value in the venture was $145.4 million and $175.6 million at December 31, 2007 and 2006, respectively. The Company recognized equity in losses from the investment of $14.5 million and $4.8 million for the years ended December 31, 2007 and 2006, respectively. The Company's share of depletion, depreciation and amortization expense from the entity was $33.8 million and $5.0 million for the years ended December 31, 2007 and 2006, respectively, and consists primarily of depletion from the harvesting and sale of timber.

As of December 31, 2007, the Company owned a 29.52% interest in Madison International Real Estate Fund II, LP, a 32.92% interest in Madison International Real Estate Fund III, LP, a 29.52% interest in Madison GP1 Investors, LP (collectively, the "Madison Funds"). The Madison Funds invest in illiquid ownership positions of entities that own real estate assets. The Company's carrying value in the Madison

Funds was $38.0 million and $15.4 million at December 31, 2007 and 2006, respectively, and the Company recognized equity in earnings from these investments of $2.8 million, ($0.2) million and ($0.2) million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company also had investments in 15 and 11 additional entities that were accounted for under the equity method as of December 31, 2007 and 2006, respectively. The Company's ownership in these entities ranged from 0.83% to 50.0% as of December 31, 2007 and the Company's carrying value in these investments was $99.2 million and $60.0 million as of December 31, 2007 and 2006, respectively. The Company recognized equity in earnings from these investments of $15.4 million, $4.8 million and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table presents the Company's interest in the summarized financial information of its equity method investments (in thousands):

As of and for the years ended December 31,	2007	2006	2005
Income Statements			
Revenues	$ 766,487	$ 220,351	$116,110
Costs and expenses	498,403	95,047	36,813
Net Income	268,084	125,304	79,297
Balance Sheets			
Investment assets	$5,426,201	$3,258,782	$304,557
Other assets	354,731	91,414	28,941
Total assets	5,780,932	3,350,196	333,497
Other liabilities	1,085,785	1,678,291	5,638
Debt	1,847,935	13	7,521
Total liabilities	2,933,720	1,678,304	13,159
Total equity	2,847,212	1,671,892	320,338

As of December 31, 2007, the Company had $112.2 million of nondiscretionary unfunded commitments related to seven equity method investments.

Cost method investments – The Company uses the cost method of accounting when its interest in an entity is so insignificant that it has virtually no influence over operations and financial policies. Under the cost method, the Company records the initial investment at cost and thereafter, income is recognized only when the Company receives distributions from earnings or when the Company sells its interest in the entity. The Company had investments in 19 and 14 separate real estate related funds or other strategic investment opportunities within niche markets that are accounted for under the cost method and had cumulative carrying values of $173.8 million and $142.6 million as of December 31, 2007 and 2006, respectively. In December 2007, the Company recorded a $9.3 million impairment charge on an investment that was recorded in "Other expense" in the Company's Consolidated Statements of Operations. As of December 31, 2007, the Company had $106.2 million of nondiscretionary unfunded commitments related to two cost method investments.

Timber and timberlands – On January 19, 2005, TimberStar was created to acquire and manage a diversified portfolio of timberlands. TimberStar is owned 0.5% by TimberStar Investor GP LLC ("TimberStar GP") and 99.5% by TimberStar Investors Partnership LLP ("TimberStar LP"). TimberStar GP and TimberStar LP are both funde and owned 99.2% by iStar Timberland Investments LLC, a whol owned subsidiary of the Company, and 0.8% by T-Star Investo Partners, LLC, an entity unrelated to the Company. The Company cor solidates this partnership for financial statement purposes an records the minority interest of the external partner in "Minority inte est in consolidated entities" on the Company's Consolidated Balanc Sheets. At December 31, 2007, the venture directly held approximate 320,867 acres of timberland located in the northeast, the majority which is subject to a long-term supply agreement, and approximate 898,000 acres in Texas, Louisiana and Arkansas through its joint ver ture interest in TimberStar Southwest. Net income for the northea timber and timberland is reflected in "Other income" on the Company Consolidated Statements of Operations.

Note 8 – Other Assets and Other Liabilities

Deferred expenses and other assets consist of the followir items (in thousands):

	December 31, 2007	December 31, 2006
Intangible assets, net[1]	$ 28,733	$10,673
Derivative assets	17,929	9,333
Leasing costs, net[2]	15,764	13,294
Corporate furniture, fixtures and equipment, net[3]	14,302	5,644
Deferred financing fees, net[4]	14,017	14,217
Deferred tax asset	6,704	5,128
Other assets	7,825	12,892
Deferred expenses and other assets	$105,274	$71,181

Explanatory Note:

(1) Accumulated amortization on intangible assets was $6.0 million and $1.5 million as December 31, 2007 and 2006, respectively.

(2) Accumulated amortization on leasing costs was $8.4 million and $5.7 million as December 31, 2007 and 2006, respectively.

(3) Accumulated depreciation on corporate furniture, fixture and equipment was $4.8 milli and $5.4 million as of December 31, 2007 and 2006, respectively.

(4) Accumulated amortization on deferred financing fees was $27.6 million and $58.7 milli as of December 31, 2007 and 2006, respectively.

Accounts payable, accrued expenses and other liabilitie consist of the following items (in thousands):

	December 31, 2007	December 31, 2006
Fremont Participation payable (see Notes 4 and 5)	$209,570	$ –
Accrued interest payable	103,080	84,954
Accrued expenses	62,199	39,420
Dividends payable	34,868	–
Security deposits from customers	19,849	23,581
Unearned operating lease income	12,345	11,465
Deferred income liabilities	11,967	46
Derivative liabilities	6,621	23,286
Deferred tax liabilities	6,246	3,351
Property taxes payable	5,496	5,030
Other liabilities	23,070	9,824
Accounts payable, accrued expenses and other liabilities	$495,311	$200,957

Note 9 - Debt Obligations

As of December 31, 2007 and 2006, the Company has debt obligations under various arrangements with financial institutions as follows (in thousands):

	Maximum Amount Available	Carrying Value as of December 31, 2007	Carrying Value as of December 31, 2006	Stated Interest Rates[1]	Scheduled Maturity Date[1]	
Secured revolving credit facility:						
Line of credit	$ 500,000	$ -	$ -	LIBOR + 1% - 2%[2]	September 2008	
Unsecured revolving credit facilities:						
Line of credit[3]	2,220,000	1,485,286	923,068	LIBOR + 0.525%[4]	June 2011	
Line of credit[5]	1,200,000	1,195,888	-	LIBOR + 0.525%[4]	June 2012	
Total revolving credit facilities	$3,920,000	2,681,174	923,068			
Interim financing facility		1,289,811	-	LIBOR + 0.50%	June 2008	
Secured term loans:						
Collateralized by CTL asset		122,690	127,648	7.44%	April 2009	
Collateralized by CTL assets		136,274	141,978	6.8% - 8.8%	Various through 2026	
Collateralized by CTL asset		57,787	58,634	6.41%	January 2013	
Collateralized by investments in corporate bonds		91,388	227,768	LIBOR + 1.00% - 1.25%	January 2008	
Total secured term loans		408,139	556,028			
Debt premium		5,543	6,088			
Total secured term loans		413,682	562,116			
Unsecured notes:						
LIBOR + 0.34% Senior Notes		500,000	500,000	LIBOR + 0.34%	September 2009	
LIBOR + 0.35% Senior Notes[6]		500,000	-	LIBOR + 0.35%	March 2010	
LIBOR + 0.39% Senior Notes[7]		385,000	400,000	LIBOR + 0.39%	March 2008	
LIBOR + 0.50% Senior Notes[8]		800,000	-	LIBOR + 0.50%	October 2012	
LIBOR + 0.55% Senior Notes		225,000	225,000	LIBOR + 0.55%	March 2009	
LIBOR + 1.25% Senior Notes		-	200,000	LIBOR + 1.25%	March 2007	
4.875% Senior Notes		350,000	350,000	4.875%	January 2009	
5.125% Senior Notes		250,000	250,000	5.125%	April 2011	
5.15% Senior Notes		700,000	700,000	5.15%	March 2012	
5.375% Senior Notes		250,000	250,000	5.375%	April 2010	
5.5% Senior Notes[6]		300,000	-	5.5%	June 2012	
5.65% Senior Notes		500,000	500,000	5.65%	September 2011	
5.7% Senior Notes		367,022	367,022	5.7%	March 2014	
5.8% Senior Notes		250,000	250,000	5.8%	March 2011	
5.85% Senior Notes[6]		250,000	-	5.85%	March 2017	
5.875% Senior Notes		500,000	500,000	5.875%	March 2016	
5.95% Senior Notes		889,669	889,669	5.95%	October 2013	
6% Senior Notes		350,000	350,000	6%	December 2010	
6.05% Senior Notes		250,000	250,000	6.05%	April 2015	
6.5% Senior Notes		150,000	150,000	6.5%	December 2013	
7% Senior Notes		185,000	185,000	7%	March 2008	6
8.75% Notes		50,331	50,331	8.75%	August 2008	
Total unsecured notes		8,002,002	6,367,022			
Debt discount		(102,168)	(93,636)			
Fair value adjustment to hedged items (see Note 11)		16,999	(23,137)			
Total unsecured notes		7,916,853	6,250,249			
Other debt obligations		100,000	100,000	LIBOR + 1.5%	October 2035	
Debt discount		(1,962)	(1,996)			
Total other debt obligations		98,038	98,004			
Total debt obligations		$12,399,558	$7,833,437			

Explanatory Notes:

(1) All interest rates and maturity dates are for debt outstanding as of December 31, 2007. Some variable-rate debt obligations are based on 30-day LIBOR and reprice monthly. Foreign variable-rate debt obligations are based on 30-day UK LIBOR for British pound borrowing, 30-day EURIBOR for euro borrowing and 30-day Canadian LIBOR for Canadian dollar borrowing. The 30-day LIBOR rate on December 31, 2007 was 4.60%. The 30-day UK LIBOR, EURIBOR and Canadian LIBOR rates on December 31, 2007 were 5.95%, 4.29% and 4.61%, respectively. Other variable-rate debt obligations are based on 90-day LIBOR and reprice every three months. The 90-day LIBOR rate on December 31, 2007 was 4.70%.

(2) This facility has an unused commitment fee of 0.25% on any undrawn amounts.

(3) As of December 31, 2007, the line of credit included foreign borrowings of £88.0 million, €282.5million, and CAD 33.0 million bearing interest at weighted average rates of 6.92%, 5.38%, and 5.41%, respectively. Amounts in the table have been converted to U.S. dollars based on exchange rates in effect at December 31, 2007.

(4) These facilities have an annual commitment fee of 0.125%.

(5) As of December 31, 2007, the line of credit included foreign borrowings of £55.0 million, €1.5million and CAD 10.0 million bearing interest at weighted average rates of 6.66%, 5.47%, and 5.49%, respectively. Amounts in the table have been converted to U.S. dollars based on exchange rates in effect at December 31, 2007.

(6) On March 9, 2007, the Company issued $300 million of 5.5% Senior Notes due 2012, $250 million of 5.85% Senior Notes due 2017 and $500 million of three-month LIBOR + 0.35% Senior Notes due 2010.

(7) On November 27, 2007 the Company repurchased $15 million of its LIBOR + 0.39 Senior Notes due 2008.

(8) On October 15, 2007 the Company issued $800 million of LIBOR + 0.50% Convertible Senior Notes due 2012.

Unsecured/Secured Credit Facilities – The Company's primary source of short-term funds is an aggregate of $3.42 billion of available credit under its two committed unsecured revolving credit facilities, which includes the amended $2.22 billion facility, maturing in June 2011, as well as a $1.20 billion facility, maturing in June 2012, entered into during the second quarter of 2007, as described further below. As of December 31, 2007, there was approximately $694.4 million which was immediately available to draw under these facilities at the Company's discretion. In addition, the Company has a $500.0 million secured revolving credit facility for which availability is based on percentage borrowing base calculations. There were no borrowings outstanding under the secured credit facility as of December 31, 2007.

On June 26, 2007, the Company completed an unsecured revolving credit facility with leading financial institutions having a maximum capacity of $1.20 billion. Commitments under this facility will mature in June 2012. Borrowings under this credit agreement, which may be made in multiple currencies, bear interest at a floating rate based upon one of several base rates which vary depending upon the currency of the borrowing, plus a margin which adjusts upward or downward based upon the Company's corporate credit rating.

On June 26, 2007, the Company also amended and restated its $2.20 billion revolving credit agreement to conform various covenants and provisions to those in the new $1.20 billion revolving credit agreement and to increase the commitment to $2.22 billion, of which $750.0 million can be borrowed in multiple foreign currencies. This agreement had been previously amended and restated in June 2006 to increase the commitment from $1.50 billion to $2.20 billion. Also as part of this amendment, the interest rate decreased to LIBOR + 0.525%, the facility fee decreased to 12.5 basis points and the maturity was extended to June 2011.

Also on June 26, 2007, the Company closed on a $2.0 billion short-term interim financing facility in order to fund the Fremont acquisition (see Note 4 for further detail). On July 2, 2007, in connection with the closing of the Fremont transaction the Company drew $1.90 billion under this facility, of which $1.29 billion remained outstanding, bearing interest at three-month LIBOR + 0.5%, as of December 31, 2007.

The Company's $500.0 million secured credit facility was amended and restated on September 28, 2007 to extend the maturity from January 2008 to September 2008, and to remove the one-year term-out extension.

Capital Markets Activity – During the year ended December 31, 2007, the Company issued $300 million and $250 million aggregate principal amounts of fixed-rate Senior Notes bearing interest at annual rates of 5.5% and 5.85% and maturing in 2012 and 2017, respectively, and $500 million of variable-rate Senior Notes bearing interest at three-month LIBOR + 0.35% maturing in 2010. The Company primarily used the proceeds from the issuance of these securities to repay outstanding indebtedness under its unsecured revolving credit facility. In connection with this issuance, the Company settled forward starting interest rate swap agreements with notional amounts totaling $200 million and 10-year terms matching that of the $250 million Senior Notes due in 2017. The Company also entered into interest rate swap agreements to swap the fixed interest rate on the $300 million Senior Notes due in 2012 for a variable interest rate (see Note 11 fo further detail on all hedging activity).

In addition, on October 15, 2007, the Company issue $800 million aggregate principal amount of convertible senior floatin rate notes due 2012 ("Convertible Notes"). The Convertible Notes wer issued at par, mature on October 1, 2012, and bear interest at a rat per annum equal to 3-month LIBOR plus 0.50%. The Convertible Note are senior unsecured obligations of the Company and rank equally wit all of the Company's other senior unsecured indebtedness. Th Company used $392.0 million of the net proceeds from the offering t repay outstanding indebtedness under the interim financing facilit which the Company used to fund the Fremont acquisition. Th Company used the balance of the net proceeds to repay other outstanding indebtedness.

The Convertible Notes are convertible at the option of th holders, into approximately 22.2 shares per $1,000 principal amount o Convertible Notes, on or after August 15, 2012, or prior to that date (1) the price of our Common Stock trades above 130% for a specifie duration, (2) the trading price of the Convertible Notes is below a certain threshold, subject to specified exceptions, (3) the Convertibl Notes have been called for redemption, or (4) specified corporat transactions have occurred. None of the conversion triggers hav been met as of December 31, 2007. The conversion rate is subject t certain adjustments. The conversion rate initially represents a conversion price of $45.05 per share. If the conditions for conversion are me the Company may choose to pay in cash and/or common stock; however, if this occurs, the Company has the intent and ability to settle thi debt in cash. Accordingly, there was no impact on the Company' diluted earnings per share for any of the periods presented. Th Company has evaluated the terms of the call feature, redemption feature, and the conversion feature under applicable accounting literatur including SFAS 133 and EITF 00-19, "Accounting for Derivativ Financial Instruments Indexed to, and Potentially Settled in, Company's Own Stock," and concluded that none of these feature should be separately accounted for as derivatives.

In November 2007, the Company repurchased $15 million o the original $400 million of LIBOR + 0.39% Senior Notes maturing i 2008. In addition, the Company's $200 million of LIBOR + 1.25% Senio Notes matured in March 2007.

On January 9, 2007, in connection with a consent solicitatio of the holders of the respective notes, the Company amended certai covenants in its 7% Senior Notes due 2008, 4.875% Senior Notes du 2009, 6% Senior Notes due 2010, 5.125% Senior Notes due 2011, 6.5 Senior Notes due 2013, and 5.7% Senior Notes due 2014 (collectivel the "Modified Notes"). Holders of approximately 95.43% of the aggregat principal amount of the Modified Notes consented to the solicitation. Th purpose of the amendments was to conform most of the covenants t the covenants contained in the indentures governing the senior note issued by the Company since it achieved an investment grade ratin from S&P, Moody's and Fitch. In connection with the consent solicitatio the Company paid an aggregate fee of $6.5 million to the consenting not holders, which will be amortized into interest expense over the remaining term of the Modified Notes. In addition, the Company incurred advisory and professional fees aggregating $2.4 million, which were recorde as expenses and included in "General and administrative" on the Company's Consolidated Statement of Operations for the year ended December 31, 2007.

During the year ended December 31, 2006, the Company issued $1.70 billion aggregate principal amount of fixed-rate Senior Notes bearing interest at annual rates ranging from 5.65% to 5.95% and maturing between 2011 and 2016 and $500.0 million of variable-rate Senior Notes bearing interest at three-month LIBOR + 0.34% maturing in 2009. The Company primarily used the proceeds from the issuance of these securities to repay outstanding indebtedness under its unsecured revolving credit facility. In addition, the Company's $50.0 million of 7.95% Senior Notes matured in May 2006.

On October 18, 2006, the Company exchanged its 8.75% Senior Notes due 2008 for 5.95% Senior Notes due 2013 in accordance with the exchange offer and consent solicitation launched on September 19, 2006. For each $1,000 principal amount of 8.75% Senior Notes tendered, holders received approximately $1,000 principal amount of 5.95% Senior Notes and $56.75 of cash. A total of $189.7 million aggregate principal amount of 5.95% Senior Notes were issued as part of the exchange. The Company also amended certain covenants in the indenture relating to the remaining 8.75% Senior Notes due 2008 as a result of a consent solicitation of the holders of these notes.

Other Financing Activity – The Company's term financing that is collateralized by corporate bonds matured on August 1, 2007 and has been extended consecutively, with varying interest rates, through December 31, 2007 and further through March 4, 2008. The carrying value of corporate bonds collateralizing the borrowing totaled $185.9 million and $358.3 million at December 31, 2007 and 2006, respectively.

In addition, on May 31, 2006, the Company began a loan participation program which serves as an alternative to borrowing funds from the Company's revolving credit facilities. The loan participations are short-term bank loans funded in the secondary market with fixed maturity dates typically ranging from overnight to 90 days. There were no amounts outstanding under this program at December 31, 2007 or 2006.

The Company did not incur any loss on early extinguishment of debt during the years ended December 31, 2007 and 2006. During the year ended December 31, 2005, the Company incurred an aggregate net loss on early extinguishment of debt of approximately $46.0 million as a result of the early retirement of certain debt obligations.

Debt Covenants – The Company's debt obligations and credit facilities contain covenants that are both financial and non-financial in nature. Significant financial covenants include limitations on the Company's ability to incur indebtedness beyond specified levels and a requirement to maintain specified ratios of unsecured indebtedness compared to unencumbered assets and minimum net worth. Based on the Company's current credit ratings, the financial covenants in some series of the Company's publicly held debt securities are not operative. Significant non-financial covenants include a requirement in some series of its publicly-held debt securities that the Company offer to repurchase those securities at a premium if the Company undergoes a change of control.

The Company's unsecured credit facility and interim financing facility agreements contain a covenant that limits the Company from paying common dividends in excess of the greater of 110% of adjusted earnings and such amounts as are necessary to maintain REIT status. Although to maintain REIT status, the Company is required to pay out 90% of ordinary taxable income, excluding capital gains, the Company typically pays out dividends equal to 100% of taxable income, as is the typical REIT practice (as corporate income taxes are required to be paid on undistributed taxable income). As a result of a non-cash impairment charge of $134.9 million and an increased provision for loan losses (see Note 5 for further details) that significantly reduced the Company's adjusted earnings for the year ended December 31, 2007, but not its taxable income, the Company was not in compliance with this covenant. However, the Company received a waiver for this covenant covering the year ended December 31, 2007. The Company also amended its unsecured revolving credit facilities and interim financing facility to allow the Company to pay out 100% of taxable earnings.

Other than as noted above, as of December 31, 2007, the Company believes it is in compliance with all financial and non-financial covenants on its debt obligations.

As of December 31, 2007, future scheduled maturities of outstanding long-term debt obligations are as follows (in thousands):

2008	$ 711,719
2009	1,214,125
2010	1,105,573
2011	2,516,155
2012	2,995,889
Thereafter	2,647,874
Total principal maturities	11,191,335
Unamortized debt discounts/premiums, net	(98,587)
Fair value adjustment to hedged items (see Note 11)	16,999
Total long-term debt obligations	$11,109,747

Note 10 – Shareholders' Equity

The Company's charter provides for the issuance of up to 200.0 million shares of Common Stock, par value $0.001 per share, and 30.0 million shares of preferred stock. The Company has 4.0 million shares of 8.00% Series D Cumulative Redeemable Preferred Stock, 5.6 million shares of 7.875% Series E Cumulative Redeemable Preferred Stock, 4.0 million shares of 7.80% Series F Cumulative Redeemable Preferred Stock, 3.2 million shares of 7.65% Series G Cumulative Redeemable Preferred Stock and 5.0 million shares of 7.50% Series I Cumulative Redeemable Preferred Stock. The Series D, E, F, G, and I Cumulative Redeemable Preferred Stock are redeemable without premium at the option of the Company at their respective liquidation preferences beginning on October 8, 2002, July 18, 2008, September 29, 2008, December 19, 2008 and March 1, 2009, respectively.

In December 2007, the Company completed a public offering of 8.0 million shares of the Company's Common Stock. The Company received net proceeds of approximately $217.9 million from the offering and used these proceeds to repay indebtedness under its unsecured interim financing facility.

In November 2006, the Company completed a public offering of 12.7 million shares of the Company's Common Stock. The Company received net proceeds of approximately $541.4 million from the offering and used these proceeds to repay outstanding balances on its unsecured credit facilities.

In April 2005 and May 2005, the Company issued 989,663 and 174,647 of its treasury shares, respectively, as a part of the purchase of the Company's substantial minority interest in Oak Hill. The shares were issued out of the Company's treasury stock at a weighted average cost of $18.71 and issued at a price of $41.35 and $40.25 in April 2005 and May 2005, respectively. The difference in the weighted average cost and the issuance price is included in "Additional paid-in capital" on the Company's Consolidated Balance Sheets.

DRIP/Stock Purchase Plan - The Company maintains a dividend reinvestment and direct stock purchase plan. Under the dividend reinvestment component of the plan, the Company's shareholders may purchase additional shares of Common Stock without payment of brokerage commissions or service charges by automatically reinvesting all or a portion of their Common Stock cash dividends. Under the direct stock purchase component of the plan, the Company's shareholders and new investors may purchase shares of Common Stock directly from the Company without payment of brokerage commissions or service charges. All purchases of shares in excess of $10,000 per month pursuant to the direct purchase component are at the Company's sole discretion. Shares issued under the plan may reflect a discount of up to 3% from the prevailing market price of the Company's Common Stock. The Company is authorized to issue up to 8.0 million shares of Common Stock pursuant to the dividend reinvestment and direct stock purchase plan. During the years ended December 31, 2007, 2006 and 2005, the Company issued a total of approximately 71,000, 549,000 and 433,000 shares of its Common Stock, respectively, through both plans. Net proceeds during the years ended December 31, 2007, 2006 and 2005 were approximately $2.5 million, $22.6 million and $17.4 million, respectively. There are approximately 2.1 million shares available for issuance under the plan as of December 31, 2007.

Stock Repurchase Program - In November 1999, the Board of Directors approved, and the Company implemented, a stock repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of its Common Stock from time to time, primarily using proceeds from the disposition of assets or loan repayments and exces cash flow from operations, but also using borrowings under its cred facilities if the Company determines that it is advantageous to do sc There is no fixed expiration date to this plan. During the year ende December 31, 2007, the Company repurchased 1.0 million shares of it outstanding Common Stock for a cost of approximately $30.9 million a an average cost per share of $30.53. As of December 31, 2007 th Company had repurchased a total of approximately 3.3 million share under the plan at an aggregate cost of approximately $71.6 million.

Note 11 - Risk Management and Derivatives

Risk management - In the normal course of its ongoing bus ness operations, the Company encounters economic risk. There ar three main components of economic risk: interest rate risk, credit ris and market risk. The Company is subject to interest rate risk to th degree that its interest-bearing liabilities mature or reprice at differer points in time and potentially at different bases, than its interest earning assets. Credit risk is the risk of default on the Company's lenc ing investments that results from a property's, borrower's or corporat tenant's inability or unwillingness to make contractually required pay ments. Market risk reflects changes in the value of loans and othe lending investments due to changes in interest rates or other marke factors, including the rate of prepayments of principal and the value c the collateral underlying loans, the valuation of CTL facilities held by th Company and changes in foreign currency exchange rates.

Use of derivative financial instruments - As of December 3 2007, the Company had forward-starting interest rate swaps to hedg variability in cash flows on $250.0 million of debt forecasted and proba ble to be issued in 2008. The Company also had interest rate swaps tha hedge the change in fair value associated with $1.25 billion of existin fixed-rate debt and foreign currency derivatives to hedge the exposur to foreign exchange rate movements related to a loan originated i Swedish Krona and an equity investment in Indian Rupee. The foreig exchange derivatives were not designated as hedges under Statemer of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accountin for Derivative Instruments and Hedging Activities," therefore, changes i fair value are recorded in the Company's Consolidated Statements c Operations. As of December 31, 2007, no derivatives were designate as hedges of net investments in foreign operations.

The following table represents the notional principal amounts and fair values of interest rate swaps by class (in thousands):

As of December 31,	Notional Amount 2007	Notional Amount 2006	Fair Value 2007	Fair Value 2006
Cash flow hedges:				
Forward-starting interest rate swaps.	$ 250,000	$ 450,000	$ (6,457)	$ 9,180
Fair value hedges:				
Interest rate swaps	1,250,000	950,000	17,237	(23,137)
Total interest rate swaps	$1,500,000	$1,400,000	$10,780	$(13,957)

The following table presents the maturity, notional amount, and weighted average interest rates expected to be received or paid on USD interest rate swaps at December 31, 2007 ($ in thousands):[1]

	Fixed to Floating-Rate		
Maturity for Years Ending December 31,	Notional Amount	Receive Rate	Pay Rate
2008	$ -	-%	-%
2009	350,000	3.69%	4.61%
2010	600,000	4.39%	4.78%
2011	-	-	-%
2012	300,000	5.50%	5.48%
2013-Thereafter	-	-	-%
Total	$1,250,000	4.46%	4.90%

Explanatory Note:

(1) Excludes forward-starting swaps expected to be cash settled on their effective dates and amortized to interest expense through their maturity dates.

The following table presents the Company's foreign currency derivatives outstanding as of December 31, 2007 (in thousands):

Derivative Type	Notional Amount	Notional Currency	Notional (USD Equivalent)	Maturity
Sell SEK forward	SEK 287,993	Swedish Krona	$44,545	January 2008
Buy USD/Sell INR forward	INR 394,000	Indian Rupee	$10,000	November 2009
Buy SEK/Sell USD forward	SEK 18,814	Swedish Krona	$ 2,910	January 2008
Buy SEK/ forward	SEK 107,539	Swedish Krona	$16,633	January 2008

During the year ended December 31, 2007, the Company settled three forward-starting interest rate swap agreements, which were designated as cash-flow hedges, with notional amounts totaling $200 million, 10-year terms and rates from 4.740% to 4.745% in connection with the Company's issuance of $250 million of Senior Notes due in 2017. The $4.5 million settlement value received for these forward-starting swaps is being amortized as a reduction to "Interest expense" on the Company's Consolidated Statements of Operations through the maturity of the Senior Notes due in 2017. Additionally, the Company entered into interest rate swap agreements, designated as fair-value hedges, with notional amounts totaling $300 million and variable interest rates that reset quarterly based on three-month LIBOR. These swap agreements exchanged the 5.5% fixed-rate interest payments on the Company's $300 million Senior Notes due in 2012 for variable-rate interest payments based on three-month LIBOR + 0.5365%.

At December 31, 2007, derivatives with a fair value of $17.9 million were included in "Deferred expenses and other assets" and derivatives with a fair value of $6.6 million were included in "Accounts payable, accrued expenses and other liabilities" on the Company's Consolidated Balance Sheets. During 2007, the Company recorded a net gain of $0.2 million in "Other expense" on the Company's Consolidated Statements of Operations, due to ineffectiveness on fair-value hedges.

During the year ended December 31, 2007, the Company recorded a cumulative non-cash out of period charge of $12.1 million to reflect a cumulative reduction in the fair value of three interest rate swaps which the Company determined did not qualify for hedge accounting within the meaning of SFAS No. 133. The Company recorded the charge in its Consolidated Statement of Operations during the year ended December 31, 2007, rather than restating prior periods. The charge reflects a cumulative loss in the fair value of the swaps from the time they were entered into through June 30, 2007 and is recorded as an increase to "Debt obligations" and "Other expense" on the Company's Consolidated Balance Sheets and Statements of Operations, respectively.

The application of hedge accounting generally requires the Company to evaluate the effectiveness of its hedging relationships on an ongoing basis and to calculate the changes in fair value of its hedging instruments and related hedged items independently. This is known as the "long-haul" method of hedge accounting. Transactions that meet more stringent criteria may qualify for the "short-cut" method of hedge accounting in which an assumption can be made that the change in fair value of a hedged item exactly offsets the change in value of the related derivative.

The Company determined that it incorrectly applied the "short-cut" method of hedge accounting to three interest rate swaps which the Company entered into in 2003 in connection with its issuance of fixed-rate debt securities. Since the swaps were incorrectly designated as qualifying for short-cut hedge accounting, and the Company did not test the hedging relationships periodically for effectiveness, the provisions of SFAS No. 133 do not allow the Company to retroactively apply the "long-haul" method, although the swaps would have qualified for long-haul hedge accounting treatment if they had been documented that way at their inception.

The Company has concluded that the cumulative loss is not material to any of its previously issued financial statements for any period. Recording the cumulative charge in any year from 2003 through 2006, would have impacted net income by 2.5% or less. Further, the Company has concluded that the cumulative loss is not material to the current fiscal year. This charge was recorded in "Other expense" on the Company's Consolidated Statements of Operations. The Company redesignated all of its fair value swaps in September 2007 to qualify for hedge accounting treatment under the "long-haul" method as prescribed by SFAS No. 133.

At December 31, 2006, derivatives with a fair value of $9.3 million were included in other assets and derivatives with a fair value of $23.3 million were included in other liabilities.

Credit risk concentrations – Concentrations of credit risks arise when a number of borrowers or customers related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its portfolio to assess potential concentrations of credit risks. Management believes the current portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

Substantially all of the Company's CTL assets (including those held by joint ventures) and loans and other lending investments are collateralized by facilities located in the United States, with California (14.0%), Florida (11.3%) and New York (10.7%) representing the only significant concentration (greater than 10.0%) as of December 31, 2007. The Company's investments also contain significant concentrations in the following asset types as of December 31, 2007: apartment/residential (21.4%), land (14.1%), office-CTL (11.2%) and retail (10.1%).

The Company underwrites the credit of prospective borrowers and customers and often requires them to provide some form of credit support such as corporate guarantees, letters of credit and/or cash security deposits. Although the Company's loans and other lending investments and corporate customer lease assets are geographically diverse and the borrowers and customers operate in a variety of industries, to the extent the Company has a significant concentration of interest or operating lease revenues from any single borrower or customer, the inability of that borrower or customer to make its payment could have an adverse effect on the Company. As of December 31, 2007, the Company's five largest borrowers or corporate customers collectively accounted for approximately 9.9% of the Company's aggregate annualized interest and operating lease revenue of which no single customer accounts for more than 5.0%.

Note 12 – Stock-Based Compensation Plans and Employee Benefits

The Company's 2006 Long-Term Incentive Plan (the "LTIP Plan") is designed to provide equity-based incentive compensation for officers, key employees, directors, consultants and advisers of the Company. This Plan was effective May 31, 2006 and replaces the original 1996 Long-Term Incentive Plan. The Plan provides for awards of stock options, shares of restricted stock, phantom shares, dividend equivalent rights and other performance awards. There is a maximum of 4,550,000 shares of Common Stock available for awards under the Plan provided that the number of shares of Common Stock reserved for grants of options designated as incentive stock options is 1.0 million subject to certain antidilution provisions in the Plan. All awards under the Plan are at the discretion of the Board of Directors or a committee of the Board of Directors. At December 31, 2007, options to purchase approximately 948,000 shares of Common Stock were outstanding and approximately 965,000 shares of restricted stock were outstanding. Many of these options and restricted stock were issued under the original 1996 Long-Term Incentive Plan and, therefore, a total of approximately 3.8 million shares remain available for awards under the LTIP Plan as of December 31, 2007. The Company recorded $18.2 million, $7.3 million and $3.0 million of stock-based compensation expense in "General and administrative" costs on the Company's Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company's 2007 Incentive Compensation Plan ("Incentive Plan") was approved and adopted by the Board of Directors in 2007 in order to establish performance goals for selected officers and other key employees and to determine bonuses that will be awarded to those officers and other key employees based on the extent to which they achieve those performance goals. Equity-based awards made under the Incentive Plan will be limited to the number of shares of the Company's common stock available for award under the 2006 LTIP Plan.

Changes in options outstanding during each of the years ending December 31, 2005, 2006 and 2007, are as follows (shares and aggregate intrinsic value in thousands, except for weighted average strike price):

	Number of Shares			Weighted	Aggregate
		Non-Employee		Average	Intrinsic
	Employees	Directors	Other	Strike Price	Value
Options outstanding, December 31, 2004	909	104	307	$17.99	
Exercised in 2005	(58)	(7)	(23)	19.89	
Options outstanding, December 31, 2005	851	97	284	17.86	
Exercised in 2006	(53)	(7)	(70)	19.89	
Options outstanding December 31, 2006	798	90	214	17.62	
Exercised in 2007	(110)	(4)	(40)	18.75	
Options outstanding December 31, 2007	688	86	174	$17.43	$8,504

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2007 (in thousands):

Exercise Price	Options Outstanding and Exercisable	Remaining Contractual Life
$14.72	412	0.02
$16.88	365	2.01
$17.38	14	2.21
$19.69	52	3.01
$24.94	40	3.38
$26.97	2	3.45
$27.00	11	3.48
$28.54	3	0.34
$29.82	44	4.41
$55.39	5	1.42
	948	1.47

In accordance with SFAS No. 123(R), the Company recognizes a charge equal to the fair value of these options at the date of grant multiplied by the number of options issued. The fair value of each significant grant is estimated on the date of grant using the Black-Scholes model. This charge is amortized over the related remaining vesting terms to individual employees as additional compensation. There were 15,500 options issued during the year ended December 31, 2003 with a strike price of $14.72. These options were fully vested as of December 31, 2005. The Company has not issued any options since 2003. Cash received from option exercises during the year ended December 31, 2007 was approximately $2.9 million. The intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $3.5 million, $3.0 million and $1.8 million, respectively. Future charges may be taken to the extent of additional option grants, which are at the discretion of the Board of Directors.

Changes in non-vested restricted stock units during the year ended December 31, 2007, are as follows (shares and aggregate intrinsic value in thousands):

Non-Vested Shares	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Non-vested at December 31, 2006	471	$37.27	
Granted	766	47.63	
Vested	(210)	38.88	
Forfeited	(62)	43.42	
Non-vested at December 31, 2007	965	$44.73	$25,126

During the year ended December 31, 2007, the Company granted 766,000 restricted stock units to employees that vest proportionately over three years on the anniversary date of the initial grant of which 699,000 units remain outstanding as of December 31, 2007. During the years ended December 31, 2006 and 2005, the Company granted restricted stock units to employees that vest proportionately over three years on the anniversary date of the initial grant of which 247,000 units and 19,000 units, respectively, remain outstanding as of December 31, 2007. The unvested restricted stock units granted after January 1, 2006, are paid dividends as dividends are paid on shares of the Company's Common Stock and these dividends are accounted for in a manner consistent with the Company's Common Stock dividends, as a reduction to retained earnings.

For accounting purposes, the Company measures compensation costs for these shares, not including any contingently issuable shares, as of the date of the grant and expenses such amounts against earnings, either at the grant date (if no vesting period exists) or ratably over the respective vesting/service period. Such amounts appear on the Company's Consolidated Statements of Operations in "General and administrative." As of December 31, 2007, there was $32.0 million of total unrecognized compensation cost related to non-vested restricted stock units. That cost is expected to be recognized over the remaining vesting/service period for the respective grants.

Employment Agreements

During the year ended December 31, 2004, the Company entered into a three-year employment agreement with its President. This initial three-year term, and any subsequent one-year renewal term, will automatically be extended for an additional year, unless earlier terminated by prior notice from the Company or the President. Under the agreement, the President receives an annual base salary of $350,000, subject to an annual review for upward (but not downward) adjustment. Beginning with the fiscal year ended December 31, 2005, he was eligible to receive a target bonus of $650,000, subject to annual review for upward adjustment.

In addition, the President purchased a 20% interest in both the Company's 2005 and 2006 high performance unit program for senior executive officers, a 25% interest in the Company's 2007 high performance unit program for senior executive officers and a 30% interest in the Company's 2008 high performance unit program for senior executive officers (see High Performance Unit Program discussion below). This performance program was approved by the Company's shareholders in 2003. Through December 31, 2007, the President paid approximately $288,000, $101,000, $91,000 and $139,000 for interests in the the 2005, 2006, 2007 and 2008 plans, respectively. The purchase price for all plans was based upon a valuation prepared by an independent investment-banking firm. The interests purchased by the President will have no value to him unless the Company achieves total shareholder returns in excess of those achieved by peer group indices. As further described below under "High Performance Unit Program," the plans that vested in 2005, 2006 and 2007 did not meet performance thresholds and were not funded, resulting in the President losing aggregate contributions of $480,000.

On February 11, 2004, the Company entered into an employment agreement with its Chief Executive Officer which took effect upon the expiration of his prior agreement dated March 30, 2001. The agreement has an initial term of three years and provides for the following compensation:

- an annual salary of $1.0 million;
- a potential annual cash incentive award of up to $5.0 million if performance goals set by the Compensation Committee of the Board of Directors in consultation with the Chief Executive Officer are met; and
- a one-time award of Common Stock with a value of $10.0 million at March 31, 2004 (based upon the trailing 20-day average closing price of the Common Stock); the award was fully vested when granted and dividends will be paid on the shares from the date of grant, but the shares cannot be sold for five years unless the price of the Common Stock during the years ending March 31 of each year increases by at least 15%, in which case the sale restrictions on 25% of the shares awarded will lapse in respect to each twelve-month period. In connection with this award the Company recorded a $10.1 million charge in "General and administrative" on the Company's Consolidated Statements of Operations. The Chief Executive Officer notified the Company that subsequent to this award he contributed an equivalent number of shares to a newly established charitable foundation.

In addition, the Chief Executive Officer purchased an 80%, 75% and 70% interest in the Company's 2006, 2007 and 2008 high performance unit program for senior executive officers, respectively (see High Performance Unit Program discussion below). This performance program was approved by the Company's shareholders in 2003. Through December 31, 2007, the Chief Executive Officer paid approximately $286,000, $274,000 and $325,000 for interests in the 2006, 2007 and 2008 plans, respectively. The purchase price for all plans was based upon a valuation prepared by an independent investment-banking firm. The interests purchased by the Chief Executive Officer will have no value to him unless the Company achieves total shareholder returns in excess of those achieved by peer group indices. As further described under "High Performance Units," the plans that vested in 2006 and 2007 did not meet performance thresholds and were not funded, resulting in the Chief Executive Officer losing aggregate contributions of $560,000.

On November 8, 2007, in being consistent with the Company's performance-based employment and compensation philosophy, the Compensation Committee of the Board of Directors determined not to renew the employment agreements with the Company's Chief Executive Officer and its President upon expiration on March 30, 2008 and December 31, 2007, respectively. As a result, the Chief Executive Officer and its President, along with all of the Company's named executive officers will serve at the will of the Board. In connection wit the non-renewal of the President's employment agreement, o November 8, 2007, the Company made a one-time special bonus awar to the President in the form of 31,204 shares of the Company' Common Stock. This award resulted in the Company recording a one time charge of $0.9 million, included in "General and administrative" o the Company's Consolidated Statement of Operations for the yea ended December 31, 2007.

<u>High Performance Unit Program</u>

In May 2002, the Company's shareholders approved the iSta Financial High Performance Unit ("HPU") Program. The program is performance-based employee compensation plan that only has mate rial value to the participants if the Company provides superior return to its shareholders. The program entitles the employee participant ("HPU holders") to receive distributions in the nature of Common Stoc dividends if the total rate of return on the Company's Common Stoc (share price appreciation plus dividends) exceeds certain performanc levels over a specified valuation period.

Six plans within the program completed their valuation peri ods as of December 31, 2007: the 2002 plan, the 2003 plan, the 200 plan, the 2005 plan, the 2006 plan and the 2007 plan. Each plan ha 5,000 shares of High Performance Common Stock associated with i Each share of High Performance Common Stock carries 0.25 vote per share.

For these plans, the Company's performance was measure over a one-year valuation period, ended on December 31, 2002, a two year valuation period ended on December 31, 2003, and a three-yea valuation period ended on December 31, 2004, December 31, 200 December 31, 2006 and December 31, 2007, respectively. The end c the valuation period (i.e., the "valuation date") will be accelerated if ther is a change in control of the Company. The High Performance Commo Stock has a nominal value unless the total rate of shareholder retur for the relevant valuation period exceeds the greater of: (1) 10% for th 2002 plan, 20% for the 2003 plan and 30% for the 2004, 2005, 2006 an 2007 plans, respectively; and (2) a weighted industry index total rate c return consisting of equal weightings of the Russell 1000 Financi Index and the Morgan Stanley REIT Index for the relevant period.

If the total rate of return on the Company's Common Stoc exceeds the threshold performance levels for a particular plan, the distributions will be paid on the shares of High Performance Commo Stock related to that plan in the same amounts and at the same time as distributions are paid on a number of shares of the Company' Common Stock equal to the following: 7.5% of the Company's exces total rate of return (over the higher of the two threshold performanc levels) multiplied by the weighted average market value of th Company's common equity capitalization during the measuremer period, all as divided by the average closing price of a share of th Company's Common Stock for the 20 trading days immediately pre ceding the applicable valuation date.

If the total rate of return on the Company's Common Stock does not exceed the threshold performance levels for a particular plan, then the shares of High Performance Common Stock related to that plan will have only nominal value. In this event, each of the 5,000 shares will be entitled to dividends equal to 0.01 times the dividend paid on a share of Common Stock, if and when dividends are declared on the Common Stock.

Regardless of how much the Company's total rate of return exceeds the threshold performance levels, the dilutive impact to the Company's shareholders resulting from distributions on High Performance Common Stock in each plan is limited to the equivalent of 1% of the average monthly number of fully diluted shares of the Company's Common Stock outstanding during the valuation period.

The employee participants have purchased their interests in High Performance Common Stock through a limited liability company at purchase prices approved by the Company's Board of Directors. The Company's Board of Directors has established the prices of the High Performance Common Stock based upon, among other things, an independent valuation from a major securities firm. The aggregate initial purchase prices were approximately $2.8 million, $1.8 million, $1.4 million, $0.6 million, $0.7 million and $0.6 million for the 2002, 2003, 2004, 2005, 2006 and 2007 plans, respectively. No HPU holder is permitted to exchange his or her interest in the LLC for shares of High Performance Common Stock prior to the applicable valuation date.

The total shareholder return for the valuation period under the 2002 plan was 21.9%, which exceeded both the fixed performance threshold of 10% and the industry index return of (5.8%). As a result of this superior performance, the participants in the 2002 plan are entitled to receive distributions equivalent to the amount of dividends payable on 819,254 shares of the Company's Common Stock, as and when such dividends are paid. Such dividend payments began with the first quarter 2003 dividend. The Company pays dividends on the 2002 plan shares in the same amount per equivalent share and on the same distribution dates that shares of the Company's Common Stock are paid.

The total shareholder return for the valuation period under the 2003 plan was 78.3%, which exceeded the fixed performance threshold of 20% and the industry index return of 24.7%. The plan was fully funded and was limited to 1% of the average monthly number of fully diluted shares of the Company's Common Stock during the valuation period. As a result of the Company's superior performance, the participants in the 2003 plan are entitled to receive distributions equivalent to the amount of dividends payable on 987,149 shares of the Company's Common Stock, as and when such dividends are paid. Such dividend payments began with the first quarter 2004 dividend. The Company pays dividends on the 2003 plan shares in the same amount per equivalent share and on the same distribution dates that shares of the Company's Common Stock are paid.

The total shareholder return for the valuation period under the 2004 plan was 115.5%, which exceeded the fixed performance threshold of 30% and the industry index return of 55.1%. The plan was fully funded and was limited to 1% of the average monthly number of fully diluted shares of the Company's Common Stock during the valuation period. As a result of the Company's superior performance, the participants in the 2004 plan are entitled to receive distributions equivalent to the amount of dividends payable on 1,031,875 shares of the Company's Common Stock, as and when such dividends are paid. Such dividend payments began with the first quarter 2005 dividend. The Company pays dividends on the 2004 plan shares in the same amount per equivalent share and on the same distribution dates that shares of the Company's Common Stock are paid.

The total shareholder return for the valuation period under the 2005 plan was 63.4%, which exceeded the fixed performance threshold of 30%, but did not exceed the industry index return of 80.8%. As a result, the plan was not funded and on December 31, 2005, the Company redeemed the high performance stock for its fair value and each unit holder received their proportionate share of the nominal fair value of the plan.

The total shareholder return for the valuation period under the 2006 plan was 48.2%, which exceeded the fixed performance threshold of 30%, but did not exceed the industry index return of 73.1%. As a result, the plan was not funded and on December 31, 2006, the Company redeemed the high performance stock for its fair value and each unit holder received their proportionate share of the nominal fair value of the plan.

The total shareholder return for the valuation period under the 2007 plan was (13.9)%, which did not exceed the fixed performance threshold of 30%, and the industry index return of 15.2%. As a result, the plan was not funded and on December 31, 2007, the Company redeemed the high performance stock for its fair value and each unit holder received their proportionate share of the nominal fair value of the plan.

The plans that vested in 2005, 2006 and 2007 did not exceed performance thresholds and none of them were funded. As a result, the Company redeemed the participants' units for approximately $1,300 resulting in the unitholders losing $1.7 million of aggregate contributions.

A new 2008 plan has been established with a three-year valuation period ending December 31, 2008. Awards under the 2008 plan were approved in January 2006. The 2008 plan had 5,000 shares of High Performance Common Stock with an aggregate initial purchase price of $0.8 million. As of December 31, 2007, the Company had received a net contribution of $0.7 million under this plan. The purchase price of the High Performance Common Stock was established by the Company's Board of Directors based upon, among other things, an independent valuation from a major securities firm. The provisions of the 2008 plan are substantially the same as the prior plans.

In addition to these plans, a high performance unit program for executive officers has been established with three-year valuation periods ending December 31, 2005, 2006, 2007 and 2008, respectively. The provisions of these plans are substantially the same as the high performance unit programs for employees except that the plans are limited to 0.5% of the average monthly number of fully diluted shares of the Company's Common Stock during the valuation period.

The total shareholder return for the valuation period under the 2005 high performance unit program for executive officers was 63.4%, which exceeded the fixed performance threshold of 30%, but did not exceed the industry index return of 80.8%. As a result, the plan was not funded and on December 31, 2005, the Company redeemed the high performance stock for its fair value and each unit holder received their proportionate share of the nominal fair value of the plan.

The total shareholder return for the valuation period under the 2006 high performance unit program for executive officers was 48.2%, which exceeded the fixed performance threshold of 30%, but did not exceed the industry index return of 73.1%. As a result, the plan was not funded and on December 31, 2006, the Company redeemed the high performance stock for its fair value and each unit holder received their proportionate share of the nominal fair value of the plan.

The total shareholder return for the valuation period under the 2007 high performance unit program for executive officers was (13.9%), which did not exceed the fixed performance threshold of 30% and the industry index return of 15.2%. As a result, the plan was not funded and on December 31, 2007, the Company redeemed the high performance stock for its fair value and each unit holder received their proportionate share of the nominal fair value of the plan.

The Company did not issue units under the HPU program or the Senior Executive HPU program during 2007.

During the year ended December 31, 2006, the Company recorded a charge to "General and administrative" on the Company's Consolidated Statements of Operations relating to stock-based compensation in connection with the Company's High Performance Unit equity compensation program for senior management. The non-cash compensation charge of approximately $4.5 million is the result of a correction due to a change in the assumptions for the liquidity, non-voting and forfeiture discounts used to value the 2002 through 2008 HPU plans. The employee participants in the plans purchased their interests in the plans based on the fair values originally determined at the applicable dates of grant of the original plans. The portion of the charge relating to the years ended December 31, 2002 through 2005 was determined pursuant to the requirements of SFAS No. 123 which was in effect for those years, and the portion relating to the fir two quarters of the year ended December 31, 2006 was determine pursuant to SFAS No. 123R which became effective January 1, 200 The Company has concluded that the amount of stock-based compe sation charges that should have been previously recorded were n material to any of its previously issued financial statements. Th Company concluded that the cumulative charge of approximate $4.5 million was not material to the quarter in which the charge wa booked and was not material to the current fiscal year. As such, th cumulative charge was recorded in the Company's Consolidate Statements of Operations for the year ended December 31, 200 rather than restating prior periods.

The additional equity from the issuance of the High Performan Common Stock is recorded as a separate class of stock and include within shareholders' equity on the Company's Consolidated Balan Sheets. Net income allocable to common shareholders will be reduce by the HPU holders' share of dividends paid and undistributed ear ings, if any.

401(k) Plan

Effective November 4, 1999, the Company implemented savings and retirement plan (the "401(k) Plan"), which is a voluntar defined contribution plan. All employees are eligible to participate the 401(k) Plan following completion of three months of continuo service with the Company. Each participant may contribute on a pret basis up to the maximum percentage of compensation and doll amount permissible under Section 402(g) of the Internal Reven Code not to exceed the limits of Code Sections 401(k), 404 and 415. the discretion of the Board of Directors, the Company may ma matching contributions on the participant's behalf of up to 50% of th first 10% of the participant's annual compensation. The Compa made gross contributions of approximately $1.1 million, $0.7 milli and $0.7 million for the years ended December 31, 2007, 2006 a 2005, respectively.

Note 13 – Earnings Per Share

EPS is calculated using the two-class method, pursuant EITF 03-6. The two-class method is required as the Company's HP shares each have the right to receive dividends should dividends declared on the Company's Common Stock. HPU holders a Company employees or former employees who purchased high pe formance common stock units under the Company's Hig Performance Unit Program.

The following table presents a reconciliation of the numerators and denominators of the basic and diluted EPS calculations for the years ended December 31, 2007, 2006 and 2005 for common shares (in thousands, except per share data):

For the Years Ended December 31,	2007	2006	2005
Income from continuing operations	$210,287	$325,955	$267,900
Preferred dividend requirements	(42,320)	(42,320)	(42,320)
Net income allocable to common shareholders and HPU holders before income from discontinued operations and gain from discontinued operations, net	$167,967	$283,635	$225,580
Earnings allocable to common shares:			
Numerator for basic earnings per share:			
Income allocable to common shareholders before income from discontinued operations and gain from discontinued operations, net	$164,275	$276,804	$220,028
Income from discontinued operations	20,383	24,052	13,323
Gain from discontinued operations, net	7,661	23,644	6,198
Net income allocable to common shareholders	$192,319	$324,500	$239,549
Numerator for diluted earnings per share:			
Income allocable to common shareholders before income from discontinued operations and gain from discontinued operations, net[(1)]	$164,400	$276,986	$220,113
Income from discontinued operations	20,386	24,057	13,326
Gain from discontinued operations, net	7,662	23,649	6,199
Net income allocable to common shareholders	$192,448	$324,692	$239,638
Denominator:			
Weighted average common shares outstanding for basic earnings per common share	126,801	115,023	112,513
Add: effect of assumed shares issued under treasury stock method for stock options and restricted shares	730	847	764
Add: effect of contingent shares	-	-	115
Add: effect of joint venture shares	261	349	311
Weighted average common shares outstanding for diluted earnings per common share	127,792	116,219	113,703
Basic earnings per common share:			
Income allocable to common shareholders before income from discontinued operations and gain from discontinued operations, net	$ 1.30	$ 2.40	$ 1.95
Income from discontinued operations	0.16	0.21	0.12
Gain from discontinued operations, net	0.06	0.21	0.06
Net income allocable to common shareholders	$ 1.52	$ 2.82	$ 2.13
Diluted earnings per common share:			
Income allocable to common shareholders before income from discontinued operations and gain from discontinued operations, net	$ 1.29	$ 2.38	$ 1.94
Income from discontinued operations	0.16	0.21	0.12
Gain from discontinued operations, net	0.06	0.20	0.05
Net income allocable to common shareholders	$ 1.51	$ 2.79	$ 2.11

Explanatory Note:

(1) For the years ended December 31, 2007, 2006 and 2005 includes the allocable portions of $85, $115 and $28 of joint venture income, respectively.

As more fully described in Note 12, HPU shares are sold to employees as part of a performance-based employee compensation plan. A of December 31, 2007, the 2002-2007 HPU plans have vested, however, the 2005, 2006 and 2007 plans did not meet the required performanc thresholds to fund. Therefore, the Company redeemed the HPU shares from its employees. The 2002-2004 plans each have 5,000 shares ou standing. The shares in each plan receive dividends based on a common stock equivalent that is separately determined for each plan dependir on the Company's performance during a three-year valuation period. These HPU shares are treated as a separate class of common stock und EITF 03-06. The following table presents a reconciliation of the numerators and denominators of the basic and diluted EPS calculations for th years ended December 31, 2007, 2006 and 2005 for HPU shares (in thousands, except per share data):

For the Years Ended December 31,	2007	2006	2005
Earnings allocable to High Performance Units			
Numerator for basic earnings per HPU share:			
Income allocable to high performance units before income from discontinued operations and gain from discontinued operations, net	$ 3,692	$ 6,831	$ 5,551
Income from discontinued operations	456	593	336
Gain from discontinued operations, net	171	583	156
Net income allocable to high performance units	$ 4,319	$ 8,007	$ 6,043
Numerator for diluted earnings per HPU share:			
Income allocable to high performance units before income from discontinued operations and gain from discontinued operations, net[1]	$ 3,652	$ 6,764	$ 5,495
Income from discontinued operations	453	588	333
Gain from discontinued operations, net	170	578	155
Net income allocable to high performance units	$ 4,275	$ 7,930	$ 5,983
Denominator:			
Weighted average high performance units outstanding for basic and diluted earnings per share	15	15	15
Basic earnings per HPU share:			
Income allocable to high performance units before income from discontinued operations and gain from discontinued operations, net	$246.13	$455.40	$370.07
Income from discontinued operations	30.40	39.53	22.40
Gain from discontinued operations, net	11.40	38.87	10.40
Net income allocable to high performance units	$287.93	$533.80	$402.87
Diluted earnings per HPU share:			
Income allocable to common shareholders before income from discontinued operations and gain from discontinued operations, net	$243.47	$450.94	$366.34
Income from discontinued operations	30.20	39.20	22.20
Gain from discontinued operations, net	11.33	38.53	10.33
Net income allocable to high performance units	$285.00	$528.67	$398.87

Explanatory Note:

(1) For the years ended December 31, 2007, 2006 and 2005 includes the allocable portion of $85, $115 and $28 of joint venture income, respectively.

For the years ended December 31, 2007, 2006 and 2005 the following shares were anti-dilutive (in thousands):

For the Years Ended December 31,	2007	2006	2005
Stock options	5	5	5
Joint venture shares	88	-	39
Restricted stock units	699	-	-

As discussed in Note 9, the conditions for conversion relate to the Company's Convertible Notes have never been met. If the cond tions for conversion are met, the Company may choose to pay in cas and/or Common Stock; however, if this occurs, the Company has th intent and ability to settle this debt in cash. Accordingly, there was r impact on the Company's diluted earnings per share for any of th periods presented.

Note 14 – Comprehensive Income

Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income" requires that all components of comprehensive income shall be reported in the financial statements in the period in which they are recognized. Furthermore, a total amount for comprehensive income shall be displayed in the financial statements. Total comprehensive income was $219.7 million, $377.9 million and $303.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. The primary components of comprehensive income, other than net income, consist of amounts attributable to the Company's cash flow hedges and changes in the fair value of the Company's available-for-sale investments. The statement of comprehensive income is as follows (in thousands):

For the Years Ended December 31,	2007	2006	2005
Net income	$238,958	$374,827	$287,913
Other comprehensive income:			
Reclassification of (gains)/losses on available-for-sale securities into earnings upon realization	(2,566)	(148)	(2,737)
Reclassification of (gains)/losses on ineffective cash flow hedges into earnings	98	(550)	-
Reclassification of (gains)/losses on qualifying cash flow hedges into earnings	(1,041)	(3,346)	10,624
Unrealized gains/(losses) on available-for-sale securities	(6,023)	2,139	188
Unrealized gains/(losses) on cash flow hedges	(9,719)	4,976	7,896
Comprehensive income	$219,707	$377,898	$303,884

Unrealized gains/(losses) on available-for-sale securities and cash flow hedges are recorded as adjustments to shareholders' equity through "Accumulated other comprehensive income (losses)" on the Company's Consolidated Balance Sheets and are not included in net income unless realized.

As of December 31, 2007 and 2006, accumulated other comprehensive income (losses) reflected in the Company's shareholders' equity is comprised of the following (in thousands):

As of December 31,	2007	2006
Unrealized (losses)/gains on available-for-sale securities	$(4,453)	$ 4,136
Unrealized losses on hedges held by joint venture	(3,335)	(4,674)
Unrealized gains on cash flow hedges	5,493	17,494
Accumulated other comprehensive (losses)/income	$(2,295)	$16,956

Over time, the unrealized gains and losses held in other comprehensive income will be reclassified to earnings in the same period(s) in which the hedged items are recognized in earnings. The current balance held in accumulated other comprehensive income is expected to be reclassified to earnings over the lives of the current hedging instruments, or for the realized gains/losses on forecasted debt transactions, over the related term of the debt obligation, as applicable. The Company expects that $1.6 million will be reclassified into earnings as a decrease to interest expense over the next twelve months.

Note 15 – Dividends

In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income and must distribute 100% of its taxable income to avoid paying corporate federal income taxes. The Company anticipates it will distribute all of its taxable income to its shareholders. Because taxable income differs from cash flow from operations due to non-cash revenues and expenses (such as depreciation), in certain circumstances, the Company may generate operating cash flow in excess of its dividends or, alternatively, may be required to borrow to make sufficient dividend payments.

Total dividends declared by the Company aggregated $459.3 million, or $3.60 per share of Common Stock during the year ended December 31, 2007. Total dividends consisted of quarterly dividends of $0.825 which were declared on April 2, 2007, July 2, 2007, October 1, 2007 and a quarterly dividend of $0.87 on December 3, 2007. A special dividend of $0.25 was declared on December 20, 2007 and paid on January 14, 2008. For tax reporting purposes, the 2007 dividends were classified as 90.7% ($3.2622) ordinary dividend, 8.0% ($0.2875) 15% capital gain and 1.3% ($0.0453) 25% Section 1250 capital gain. Of the ordinary dividend 0.02% ($0.0850) qualifies as a qualifying dividend for those shareholders who held shares of the Company for the entire year. The Company also declared and paid dividends aggregating $8.0 million, $11.0 million, $7.8 million, $6.1 million and $9.4 million on its Series D, E, F, G and I preferred stock, respectively, for the year ended December 31, 2007. 8

Holders of shares of the Series D preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.00% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $2.00 per share. Dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if not a business day, the next succeeding business day. Any dividend payable on the Series D preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as of the close of business on the first day of the calendar month in which the applicable dividend payment date falls or on another date designated by the Board of Directors of the

Company for the payment of dividends that is not more than 30 nor less than 10 days prior to the dividend payment date.

Holders of shares of the Series E preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.875% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $1.97 per share. The remaining terms relating to dividends of the Series E preferred stock are substantially identical to the terms of the Series D preferred stock described above.

Holders of shares of the Series F preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.80% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $1.95 per share. The remaining terms relating to dividends of the Series F preferred stock are substantially identical to the terms of the Series D preferred stock described above.

Holders of shares of the Series G preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.65% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $1.91 per share. The remaining terms relating to dividends of the Series G preferred stock are substantially identical to the terms of the Series D preferred stock described above.

Holders of the Series I preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.50% per annum of the $25.00 liquidation preference, equivalent to a fixed annual rate of $1.88 per share. The remaining terms relating to dividends of the Series I preferred stock are substantially identical to the terms of the Series D preferred stock described above.

The Company pays dividends to the unit holders in the 2002, 2003 and 2004 HPU Plans in the same amount per equivalent share and on the same distribution dates as the Company's common stock, based on 819,254 shares, 987,149 shares and 1,031,875 shares, respectively. Therefore, in connection with the common dividend declared during the year ended December 31 2007, the Company paid dividends of $2.9 million, $3.5 million and $3.7 million to the unit holders in the 2002, 2003 and 2004 HPU Plans, respectively.

The Company also pays dividends on outstanding restricte stock units that were granted to employees after January 1, 2006, i the same amount per unit and on the same distribution dates as th Company's common stock. Therefore, in connection with the commo dividends declared during the year ended December 31, 2007, th Company paid dividends of $2.7 million to employees based on 744,391 969,694, 961,371 and 945,979 restricted stock units outstanding as o April 16, 2007, July 16, 2007, October 16, 2007 and December 1 2007, respectively. The Company also paid a special cash dividen on January 14, 2008 of $0.2 million to employees based on th 945,979 restricted stock units outstanding as of December 17, 2007.

Note 16 – Fair Values of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financia Instruments" ("SFAS No. 107"), requires the disclosure of the estimate fair values of financial instruments. The fair value of a financial instru ment is the amount at which the instrument could be exchanged in current transaction between willing parties, other than in a forced o liquidation sale. Quoted market prices, if available, are utilized as esti mates of the fair values of financial instruments. Because no quote market prices exist for a significant part of the Company's financia instruments, the fair values of such instruments have been derive based on management's assumptions, the amount and timing of futur cash flows and estimated discount rates. The estimation methods fo individual classifications of financial instruments are described mor fully below. Different assumptions could significantly affect these esti mates. Accordingly, the net realizable values could be materially differ ent from the estimates presented below. The provisions of SFA No. 107 do not require the disclosure of the fair value of non-financia instruments, including intangible assets or the Company's CTL assets

In addition, the estimates are only indicative of the value o individual financial instruments and should not be considered an indi cation of the fair value of the Company as an operating business.

Short-term financial instruments – The carrying values of short term financial instruments including cash and cash equivalents an short-term investments approximate the fair values of these instru ments. These financial instruments generally expose the Company t limited credit risk and have no stated maturities, or have an averag maturity of less than 90 days and carry interest rates which approxi mate market.

Loans and other lending investments – For the Company's inter ests in loans and other lending investments, the fair values were esti mated by discounting the future contractual cash flows (excludin participation interests in the sale or refinancing proceeds of the underlying collateral) using estimated current market rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Marketable securities – Securities held for investment, securities available for sale and long-term debt traded actively in the secondary market have been valued using quoted market prices.

Other financial instruments – The carrying value of other financial instruments including, restricted cash, accrued interest receivable, accounts payable, accrued expenses and other liabilities approximate the fair values of the instruments.

Debt obligations – A portion of the Company's existing debt obligations bear interest at fixed margins over LIBOR. Such margins may be higher or lower than those at which the Company could currently replace the related financing arrangements. Other obligations of the Company bear interest at fixed rates, which may differ from prevailing market interest rates. As a result, the fair values of the Company's debt obligations were estimated by discounting current debt balances from December 31, 2007 and 2006 to maturity using estimated current market rates at which the Company could enter into similar financing arrangements.

Interest rate protection agreements – The fair value of interest rate protection agreements such as interest rate caps, floors, collars and swaps used for hedging purposes (see Note 11) is the estimated amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates and current creditworthiness of the respective counterparties. The amounts in the table include accrued interest payable or receivable on the derivative instruments.

The book and fair values of financial instruments as of December 31, 2007 and 2006 were (in thousands):

	2007		2006	
	Book Value	Fair Value	Book Value	Fair Value
Financial assets:				
Loans and other lending investments	$11,167,265	$11,766,528	$6,852,051	$7,567,073
Derivative assets	17,569	17,569	9,293	9,293
Marketable securities	1,139	1,139	6,001	6,001
Reserve for loan losses	(217,910)	(217,910)	(52,201)	(52,201)
Financial liabilities:				
Debt obligations	12,399,558	11,523,065	7,833,437	7,966,197
Derivative liabilities	(7,999)	(7,999)	(22,930)	(22,930)

Note 17 – Segment Reporting

Statement of Financial Accounting Standard No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected financial information about operating segments in interim financial reports issued to shareholders.

The Company has determined that it has two reportable operating segments: Real Estate and Corporate Lending and Corporate Tenant Leasing. The reportable segments were determined based on the management approach, which looks to the Company's internal organizational structure. These two lines of business require different support infrastructures.

The Real Estate and Corporate Lending segment includes all of the Company's activities related to senior and mezzanine real estate debt and senior and mezzanine corporate capital investment activities and the financing thereof. These include a dedicated management team for real estate and corporate lending origination, acquisition and servicing.

The Corporate Tenant Leasing segment includes all of the Company's activities related to the ownership and leasing of corporate facilities. This includes a dedicated management team for the acquisition and management of our corporate tenant lease facilities.

The Company does not have significant foreign operations. The accounting policies of the segments are the same as those described in Note 3. The Company has no single customer that accounts for more than 2.4% of annualized total revenues (see Note 11 for other information regarding concentrations of credit risk).

The Company evaluates performance based on the following financial measures for each segment (in thousands):

	Real Estate and Corporate Lending	Corporate Tenant Leasing	Corporate/ Other[1]	Company Total
2007:				
Total revenues[2]	$ 1,088,323	$ 325,093	$ 12,162	$ 1,425,578
Earnings (loss) from equity method investments	-	7,347	22,279	29,626
Total operating and interest expense[3]	332,725	135,498	777,510	1,245,733
Net operating income[4]	755,598	196,942	(743,069)	209,471
Total long-lived assets[5]	10,949,354	3,309,866	128,720	14,387,940
Total assets	11,282,121	3,686,941	879,236	15,848,298
2006:				
Total revenues[2]	$ 626,474	$ 314,800	$ 18,616	$ 959,890
Earnings (loss) from equity method investments	-	(458)	12,849	12,391
Total operating and interest expense[3]	20,483	124,944	499,692	645,119
Net operating income[4]	605,991	189,398	(468,227)	327,162
Total long-lived assets[5]	6,799,850	3,084,794	146,502	10,031,146
Total assets	6,881,423	3,288,276	890,296	11,059,995
2005:				
Total revenues[2]	$ 471,451	$ 294,120	$ 16,358	$ 781,929
Earnings (loss) from equity method investments	-	(504)	3,520	3,016
Total operating and interest expense[3]	38,578	165,111	312,376	516,065
Net operating income[4]	432,873	128,505	(292,498)	268,880
Total long-lived assets[5]	4,661,915	3,115,361	152,114	7,929,390
Total assets	4,708,835	3,293,048	530,413	8,532,296

Explanatory Notes:

(1) Corporate and Other represents all corporate level items, including general and administrative expenses. This caption also includes the Company's timber operations, non-CTL related joint venture investments, strategic investments and marketable securities, which are not considered material separate segments.

(2) Total revenue represents all revenue earned during the period from the assets in each segment. Revenue from the Real Estate and Corporate Lending business primarily represents interest income and revenue from the Corporate Tenant Leasing business primarily represents operating lease income.

(3) Total operating and interest expense includes provision for loan losses for the Real Estate and Corporate Lending business and operating costs on CTL assets for the Corporate Tenant Leasing business, as well as interest expense and loss on early extinguishment of debt specifically related to each segment. Interest expense on unsecured notes, the interim financing facility and the unsecured and secured revolving credit facilities and general and administrative expense is included in Corporate/Other for all periods. Depreciation and amortization of $93.9 million, $76.2 million and $70.0 million for the years ended December 31, 2007, 2006 and 2005, respectively, are included in the amounts presented above.

(4) Net operating income represents income before minority interest, income from discontinued operations and gain from discontinued operations.

(5) Total long-lived assets are comprised of Loans and other lending investments, net, Corporate tenant lease assets, net, and timber and timberlands, net for the Real Estate and Corporate Lending, Corporate Tenant Leasing and Corporate/Other segments, respectively.

Note 18 – Quarterly Financial Information (Unaudited)

The following table sets forth the selected quarterly financial data for the Company (in thousands, except per share amounts).

	Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
2007:				
Revenue	$413,818	$418,932	$308,507	$284,322
Net income[1]	(69,845)	105,644	109,062	94,096
Net income allocable to common shareholders[1]	(78,671)	92,978	96,325	81,686
Net income allocable to HPU holders[1]	(1,754)	2,086	2,157	1,830
Net income per common share – basic[1]	$ (0.62)	$ 0.74	$ 0.76	$ 0.64
Net income per common share – diluted[1]	$ (0.62)	$ 0.73	$ 0.75	$ 0.64
Net income per HPU share – basic[1]	$ (116.93)	$ 139.07	$ 143.80	$ 122.00
Net income per HPU share – diluted[1]	$ (116.47)	$ 138.07	$ 142.53	$ 120.93
Weighted average common shares outstanding – basic	127,267	126,488	126,753	126,693
Weighted average common shares outstanding – diluted	127,798	127,508	127,963	127,867
Weighted average HPU shares outstanding – basic and diluted	15	15	15	15
2006:				
Revenue	$259,015	$249,519	$235,243	$216,110
Net income	91,693	104,650	90,499	87,986
Net income allocable to common shareholders	79,242	91,771	77,966	75,513
Net income allocable to HPU holders	1,871	2,299	1,953	1,893
Net income per common share – basic	$ 0.66	$ 0.81	$ 0.69	$ 0.67
Net income per common share – diluted	$ 0.65	$ 0.80	$ 0.68	$ 0.66
Net income per HPU share – basic	$ 124.73	$ 153.27	$ 130.20	$ 126.20
Net income per HPU share – diluted	$ 123.47	$ 151.67	$ 129.00	$ 125.00
Weighted average common shares outstanding – basic	120,191	113,318	113,282	113,243
Weighted average common shares outstanding – diluted	121,498	114,545	114,404	114,357
Weighted average HPU shares outstanding – basic and diluted	15	15	15	15

Explanatory Note:

(1) For the quarter ended December 31, 2007, the Company recorded a $134.9 million non-cash charge associated with the impairment of two credits accounted for as held-to-maturity investment securities.

Note 19 - Subsequent Events

On February 19, 2008, the Company announced that one of its timber investments, TimberStar Southwest, has entered into an agreement to sell approximately 900,000 acres of timberland for approximately $1.7 billion. TimberStar Southwest is a joint venture between the Company's subsidiary TimberStar and equity investors MSD Capital, York Capital Management and Perry Capital. TimberStar Southwest purchased the properties from International Paper for approximately $1.2 billion in October 2006. Once completed, the Company is expected to receive approximately $400 million of net proceeds from the sale.

COMMON STOCK PRICE AND DIVIDENDS (UNAUDITED)

The high and low closing prices per share of Common Stock are set forth below for the periods indicated.

Quarter Ended	High	Low
2006		
March 31, 2006	$39.64	$35.55
June 30, 2006	$39.17	$36.24
September 30, 2006	$42.35	$38.10
December 31, 2006	$48.59	$42.19
2007		
March 31, 2007	$52.54	$44.16
June 30, 2007	$49.00	$44.10
September 30, 2007	$46.14	$31.43
December 31, 2007	$36.19	$25.45

On January 31, 2008, the closing sale price of the Common Stock as reported by the NYSE was $26.73. The Company had 1,243 holders of record of Common Stock as of January 31, 2008.

At December 31, 2007, the Company had five series of preferred stock outstanding: 8.000% Series D Preferred Stock, 7.875% Series E Preferred Stock, 7.800% Series F Preferred Stock, 7.650% Series G Preferred Stock and 7.500% Series I Preferred Stock. Each of the Series D, E, F, G and I preferred stock is publicly traded.

Dividends

The Company's management expects that any taxable income remaining after the distribution of preferred dividends and the regular quarterly or other dividends on its Common Stock will be distributed annually to the holders of the Common Stock on or prior to the date of the first regular quarterly dividend payment date of the following taxable year. The dividend policy with respect to the Common Stock is subject to revision by the Board of Directors. All distributions in excess of dividends on preferred stock or those required for the Company to maintain its REIT status will be made by the Company at the sole discretion of the Board of Directors and will depend on the taxable earnings of the Company, the financial condition of the Company, and such other factors as the Board of Directors deems relevant. The Board of Directors has not established any minimum distribution level. In order to maintain its qualifications as a REIT, the Company intends to pay regular quarterly dividends to its shareholders that, on an annual basis, will represent at least 90% of its taxable income (which may not necessarily equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gains.

Holders of Common Stock, vested High Performance Units and certain unvested RSUs will be entitled to receive distributions if, as and when the Board of Directors authorizes and declares distributions. However, rights to distributions may be subordinated to the rights of holders of preferred stock, when preferred stock is issued and outstanding. In addition, the Company's unsecured credit facilities contain a covenant that limits the Company's ability to pay distributions on its capital stock based upon the Company's adjusted earnings provided however, that it generally permits the Company to pay the minimum amount of distributions necessary to maintain the Company's REIT status. In any liquidation, dissolution or winding up of the Company, each outstanding share of Common Stock and HPU share equivalents will entitle its holder to a proportionate share of the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred shareholders.

The following table sets forth the dividends paid or declared by the Company on its Common Stock:

Quarter Ended	Shareholder Record Date	Dividend/Share
2006(1)		
March 31, 2006	April 14, 2006	$0.7700
June 30, 2006	July 17, 2006	$0.7700
September 30, 2006	October 16, 2006	$0.7700
December 31, 2006	December 15, 2006	$0.7700
2007(2)		
March 31, 2007	April 16, 2007	$0.8250
June 30, 2007	July 16, 2007	$0.8250
September 30, 2007	October 15, 2007	$0.8250
December 31, 2007	December 17, 2007	$0.8700
December 31, 2007(3)	December 31, 2007	$0.2500

Explanatory Notes:

(1) For tax reporting purposes, the 2006 dividends were classified as 81.03% ($2.4957) ordinary income, 2.77% ($0.0853) 15% capital gain, 1.75% ($0.0538) 25% Section 1250 capital gain and 14.45% ($0.4452) return of capital for those shareholders who held shares of the Company for the entire year.

(2) For tax reporting purposes, the 2007 dividends were classified as 90.7% ($3.2622) ordinary dividend, 8.0% ($0.2875) 15% capital gain, 1.30% ($0.0453) 25% Section 1250 capital gain. Of the ordinary dividend, 0.02% ($0.0850) qualifies as a qualifying dividend for those shareholders who held shares of the Company for the entire year.

(3) The special dividend was primarily due to higher taxable income generated as a result of the Company's acquisition of the commercial lending business of Fremont General.

Directors

Jay Sugarman [3]
Chairman and
Chief Executive Officer,
iStar Financial Inc.

Glenn R. August
President,
Oak Hill Advisors, LP

Robert W. Holman, Jr. [1] [3]
Chairman and
Chief Executive Officer,
National Warehouse
Investment Company

Robin Josephs [1] [2] [4]
President,
Ropasada, LLC

John G. McDonald [2] [4]
Stanford Investors Professor
Stanford University
Graduate School of Business

George R. Puskar [1] [3] [4]
Former Chairman and
Chief Executive Officer,
Equitable Real Estate
Investment Management

Jeffrey A. Weber [2] [4]
President,
York Capital Management, LP

(1) Audit Committee
(2) Compensation Committee
(3) Investment Committee
(4) Nominating and Governance Committee

Executive Officers

Jay Sugarman
Chairman and
Chief Executive Officer

Jay S. Nydick
President

Daniel S. Abrams
Executive Vice President and
Head of Originations

Nina B. Matis
Executive Vice President,
Chief Investment Officer and
General Counsel

Timothy J. O'Connor
Executive Vice President and
Chief Operating Officer

Catherine D. Rice
Chief Financial Officer

Executive Vice Presidents

Steven R. Blomquist
James D. Burns
Chase S. Curtis, Jr.
R. Michael Dorsch III
Barclay G. Jones III
Michelle M. MacKay
Barbara Rubin

Senior Vice Presidents

Andrew G. Backman
Cathy S. Blankenship
Philip S. Burke
William D. Burns
Gregory F. Camia
Patrick J. Crandall
Geoffrey M. Dugan
Samantha K. Garbus
Alidad Govahi
Andrew J. Gummer
Bert D. Haboucha
William W. Hyatt
Peter K. Kofoed
John F. Kubicko
Lesley M. Love
Steven H. Magee
Alec G. Nedelman
C. Gregory Newman
Thomas M. Pacha
Elizabeth B. Smith
Eron Sodie
Erich J. Stiger
Stephen J. Stinson
Scott C. Thompson
Cynthia M. Tucker

Business Platform Officers

AutoStar
Vernon Schwartz
President and Chairman of
the Investment Committee

Don E. Ray
Senior Vice President

Joseph L. Kirk, Jr.
Senior Vice President

Stephen M. Spencer
Senior Vice President

Farzad Tabtabai
Senior Vice President

TimberStar
Jerrold Barag
Managing Director

John Rasor
Managing Director

iStar Europe
David T. Finkel
Managing Director

Headquarters

iStar Financial Inc.
1114 Avenue of the Americas
New York, NY 10036
tel: 212.930.9400
fax: 212.930.9494

Regional Offices

3480 Preston Ridge Road
Suite 575
Alpharetta, GA 30005
tel: 678.297.0100
fax: 678.297.0101

3424 Peachtree Road NE
Suite 750
Atlanta, GA 30326
tel: 404.364.3700
fax: 404.364.3701

3 Bethesda Metro Center
Suite 1220
Bethesda, MD 20814
tel: 301.280.3440
fax: 301.280.3441

800 Boylston Street
33rd Floor
Boston, MA 02199
tel: 617.292.3333
fax: 617.423.3322

2727 East Imperial Highway
Brea, CA 92821
tel: 714.961.4700
fax: 714.961.4100

20 West Kinzie Street
Suite 1220
Chicago, IL 60610
tel: 312.836.9810
fax: 312.836.9811

One Galleria Tower
13355 Noel Road
Suite 900
Dallas, TX 75240
tel: 972.506.3131
fax: 972.501.0078

180 Glastonbury Boulevard
Suite 201
Glastonbury, CT 06033
tel: 860.815.5900
fax: 860.815.5901

5 Park Plaza
Suite 1450
Irvine, CA 92614
tel: 949.567.2400
fax: 949.567.2411

2398 East Camelback Road
Suite 1020
Phoenix, AZ 85016
tel: 602.224.7700
fax: 602.224.7701

One Sansome Street
30th Floor
San Francisco, CA 94104
tel: 415.391.4300
fax: 415.391.6259

2425 Olympic Boulevard
3rd Floor
Santa Monica, CA 90404
tel: 310.315.7019
fax: 310.315.7017

European Subsidiary

83 Pall Mall
6th Floor
London SW1Y 5ES
United Kingdom
tel: 44.20.7968.3690
fax: 44.20.7968.3699

Employees

As of March 17, 2008, the Company had 331 employees.

Independent Auditors

PricewaterhouseCoopers LLP
New York, NY

Registrar and Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
tel: 800.756.8200
www.computershare.com

Dividend Reinvestment and Direct Stock Purchase Plan

Registered shareholders may reinvest dividends and may also purchase stock directly from the Company through the Company's Dividend Reinvestment and Direct Stock Purchase Plan. For more information, please call the Transfer Agent or the Company's Investor Relations Department.

Annual Meeting of Shareholders

May 28, 2008, 9:00 a.m. ET
Harvard Club of New York City
35 West 44th Street
New York, NY 10036

Investor Information Services

iStar Financial is a listed company on the New York Stock Exchange and is traded under the ticker "SFI." The Company has submitted a Section 12(a) CEO Certification to the NYSE last year. In addition, the Company has filed with the SEC the CEO and CFO certification required under Section 302 of the Sarbanes-Oxley Act as an exhibit to our most recently filed Form 10-K. For help with questions about the Company, or to receive additional corporate information, please contact:

Investor Relations

Andrew G. Backman
Senior Vice President
Investor Relations & Marketing
1114 Avenue of the Americas
New York, NY 10036
tel: 212.930.9450
fax: 212.930.9455

e-mail:
investors@istarfinancial.com

iStar Financial Website:
www.istarfinancial.com

iSTAR FINANCIAL

Return on Ideas℠

iSTAR | FINANCIAL
Return on Ideas℠

END